03 FEB 25 AM 7:21

D90/COMP SEC/RQ
07 February 2003

Boots Group PLC
Company Secretary's Dept
D90 West, Hub F20
Nottingham, NG90 1BS
Tel: 0115 968 7098
Fax: 0115 968 7152
ruth.quesnell@boots-plc.com

Office of International Corporate Financ[redacted]
Division of Washington
D.C. 20549
USA

03007407

Dear Sirs

SUPPL

Information pursuant to Rule 12g3-2(b) - FILE NUMBER 82-34701

I enclose for filing certain public information for the period 20th December 2002 - 20th January 2003 relating to The Boots Company PLC Company Number 27657 and certain public information for the period 20th December 2002 - 5th February 2003 relating to Boots Group PLC Company Number 4452715.

Regulatory press announcements made by The Boots Company PLC since December 20, 2002 to January 17, 2003

1. Announcement dated December 20, 2002 regarding share repurchase programme.
2. Announcement dated January 2, 2003 regarding notification of directors interests.
3. Announcement dated January 6, 2003 regarding confirmation of Ken Piggott's retirement as director.
4. Announcement dated January 8, 2003 regarding rule 8.
5. Announcement dated January 8, 2003 regarding management changes.
6. Announcement dated January 17, 2003 regarding response to OFT report.

Regulatory press announcements made by Boots Group PLC since January 20, 2002 to February 5, 2003

7. Announcement dated January 20, 2003 regarding scheme of arrangement.
8. Announcement dated January 21, 2003 regarding quarter three trading update.
9. Announcement dated January 22, 2003 regarding director shareholding
10. Announcement dated January 22, 2003 regarding formal notice for specialist securities.

dlw 3/18

11. Announcement dated January 24, 2003 regarding notification of interest of directors and connected persons.

12. Announcement dated January 24, 2003 regarding notification of directors interests.

13. Announcement dated February 3, 2003 regarding confirmation of Barry Clare's resignation as director.

14. Announcement dated February 3, 2003 regarding end of Boots and Sainsbury's Health & Beauty trial.

15. Announcement dated February 4, 2003 regarding proposed closure of Airdrie factory.

16. Announcement dated February 4, 2003 regarding share repurchase programme.

17. Announcement dated February 5, 2003 regarding share repurchase programme.

Documents filed by The Boots Company PLC with the Registrar of Companies from December 20, 2002 to January 17, 2003.

18. Form 169 in respect of a return by a company purchasing its own shares (dated January 14, 2003).

19. Form 169 in respect of a return by a company purchasing its own shares (dated January 14, 2003).

20. Scheme of arrangement amalgamation

21. Memorandum and Articles of Association of The Boots Company PLC (filed January 23, 2003)

22. Form 288b in respect of the resignation of Kenneth Stanton Piggott as a director (dated December 31, 2002).

23. Form 169 in respect of a return by a company purchasing its own shares (dated December 5, 2002).

24. Form 169 in respect of a return by a company purchasing its own shares (dated December 5, 2002).

25. Resolution to alter the Articles of Association (dated December 19, 2002).

Documents filed by Boots Group PLC with the Registrar of Companies from December 20, 2002 to 5 February 2003

26. Memorandum and Articles of Association of Boots Group PLC (filed January 23, 2003)

27. Initial Financial Statements for the period from incorporation to January 28, 2003.

I should be grateful if you would acknowledge receipt by stamping the enclosed copy of this letter and returning it to me in the envelope provided.

Should there be any queries, do not hesitate to contact me.

Yours faithfully

R. Quesnell

Ruth Quesnell
Company Secretarial Assistant

Boots Group PLC
Registered London 4452715
Registered office
1 Thane Road West
Nottingham NG2 3AA

D90/COMP SEC/RQ
07 February 2003

Boots Group PLC
Company Secretary's Dept
D90 West, Hub F20
Nottingham, NG90 1BS
Tel: 0115 968 7098
Fax: 0115 968 7152
ruth.quesnell@boots-plc.com

Office of International Corporate Finance
Division of Washington
D.C. 20549
USA

Dear Sirs

Information pursuant to Rule 12g3-2(b) - FILE NUMBER 82-34701

I enclose for filing certain public information for the period 20th December 2002 - 20th January 2003 relating to The Boots Company PLC Company Number 27657 and certain public information for the period 20th December 2002 - 5th February 2003 relating to Boots Group PLC Company Number 4452715.

Regulatory press announcements made by The Boots Company PLC since December 20, 2002 to January 17, 2003

1. Announcement dated December 20, 2002 regarding share repurchase programme.
2. Announcement dated January 2, 2003 regarding notification of directors interests.
3. Announcement dated January 6, 2003 regarding confirmation of Ken Piggott's retirement as director.
4. Announcement dated January 8, 2003 regarding rule 8.
5. Announcement dated January 8, 2003 regarding management changes.
6. Announcement dated January 17, 2003 regarding response to OFT report.

Regulatory press announcements made by Boots Group PLC since January 20, 2002 to February 5, 2003

7. Announcement dated January 20, 2003 regarding scheme of arrangement.
8. Announcement dated January 21, 2003 regarding quarter three trading update.
9. Announcement dated January 22, 2003 regarding director shareholding
10. Announcement dated January 22, 2003 regarding formal notice for specialist securities.

11. Announcement dated January 24, 2003 regarding notification of interest of directors and connected persons.

12. Announcement dated January 24, 2003 regarding notification of directors interests.

13. Announcement dated February 3, 2003 regarding confirmation of Barry Clare's resignation as director.

14. Announcement dated February 3, 2003 regarding end of Boots and Sainsbury's Health & Beauty trial.

15. Announcement dated February 4, 2003 regarding proposed closure of Airdrie factory.

16. Announcement dated February 4, 2003 regarding share repurchase programme.

17. Announcement dated February 5, 2003 regarding share repurchase programme.

Documents filed by The Boots Company PLC with the Registrar of Companies from December 20, 2002 to January 17, 2003.

18. Form 169 in respect of a return by a company purchasing its own shares (dated January 14, 2003).

19. Form 169 in respect of a return by a company purchasing its own shares (dated January 14, 2003).

20. Scheme of arrangement amalgamation

21. Memorandum and Articles of Association of The Boots Company PLC (filed January 23, 2003)

22. Form 288b in respect of the resignation of Kenneth Stanton Piggott as a director (dated December 31, 2002).

23. Form 169 in respect of a return by a company purchasing its own shares (dated December 5, 2002).

24. Form 169 in respect of a return by a company purchasing its own shares (dated December 5, 2002).

25. Resolution to alter the Articles of Association (dated December 19, 2002).

Documents filed by Boots Group PLC with the Registrar of Companies from December 20, 2002 to 5 February 2003

26. Memorandum and Articles of Association of Boots Group PLC (filed January 23, 2003)

27. Initial Financial Statements for the period from incorporation to January 28, 2003.

I should be grateful if you would acknowledge receipt by stamping the enclosed copy of this letter and returning it to me in the envelope provided.

Should there be any queries, do not hesitate to contact me.

Yours faithfully

R. Quesnell

Ruth Quesnell
Company Secretarial Assistant

Full Text Announcement

Company	Boots Co PLC
TIDM	BOOT
Headline	Purchase of Own Securities
Released	07:30 20 Dec 2002
Number	3974F

The Boots Company PLC

THE BOOTS COMPANY PLC SHARE REPURCHASE PROGRAMME

On 19 December 2002, The Boots Company PLC acquired 185,670 ordinary shares in the company for cancellation. The price paid was 561.45p per share. This brings the total number of shares purchased during this programme to 15,187,427.

END

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Company	Boots Co PLC
TIDM	BOOT
Headline	Director Shareholding
Released	10:07 2 Jan 2003
Number	7056F

THE BOOTS COMPANY PLC

2nd January 2003

NOTIFICATION OF DIRECTORS INTERESTS

As at 2nd January 2003, the number of ordinary shares of 25p each in the Company held by Boots ESOP Trust Limited (a wholly owned subsidiary of The Boots Company PLC incorporated in Jersey) ("the Company"), has reduced by 39,076 as a result of transfers to employees who have exercised their Share Awards under the Long Term Bonus Scheme. This represents approximately .0047% of the current issued ordinary share capital of the Company.

The Trust is a discretionary trust for the benefit of employees and executive directors of the Company. Each executive director of the Company, as a potential beneficiary of the Trust, is deemed to have an interest in the shares acquired by the Trust. The directors in question are: Mr. P. Bateman, Mr. B. Clare, Mr. H. Dodd, Mr. S.G. Russell and Mr. A.P. Smith.

As result of the transfers referred to above the number of shares held by the Trust in which they are deemed to be interested has reduced to 1,448,282 representing approximately 0.173% of the current issued ordinary share capital of the Company.

END

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Company	Boots Co PLC
TIDM	BOOT
Headline	Directorate Change
Released	16:17 6 Jan 2003
Number	8289F

Further to the Stock Exchange Announcement made in September, Ken Piggott retired from the board of The Boots Company PLC with effect from 3rd January 2003.

END

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Company	M&G Investment Management Ltd
TIDM	
Headline	Rule 8 - Boots Company plc
Released	11:45 8 Jan 2003
Number	9159F

FORM 8.1/8.3

Lodge with Company Announcements Office and the Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure

08/01/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing

07/01/03

Dealing in (name of company)

Boots Company plc

1. Class of securities (eg ordinary shares)

Ordinary Shares

2.

Amount bought	Amount sold	Price per unit
40,135		5.8750
	100,000	5.8875

3. Resultant total of the same class owned or controlled (and percentage of class)

14,945,929 1.78%

4. Party making disclosure

M&G Investment Management Ltd

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

Prudential plc

OR (b) if dealing for discretionary client(s), name of fund management organisation

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

Richard Harding

(Also print name of signatory)

Richard Harding

Telephone and Extension number

020 7548 3183

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129.

END

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Company	Boots Co PLC
TIDM	BOOT
Headline	Directorate Change
Released	11:46 8 Jan 2003
Number	9188F

8th January 2003

Boots Management Changes

The Boots Company PLC today announces the following management changes :

Barry Clare, board director with responsibility for strategic marketing and development, is to leave the company at the end of January.

Ann Francke will join the company as director of strategic marketing responsible for the Boots brand and growth businesses. Ann will become a member of the company's executive committee when she joins in February.

Barry Clare (48) joined Boots in 1991 as managing director of Boots Healthcare International, having been a vice president of Diversey Corporation. He was appointed to the Board in 1999, and assumed his present responsibilities in September 2002.

Ann Francke (44) was previously vice president, Petcare Marketing Europe, at Mars Incorporated. From 1986 to 1999 she held a range of international brand management and marketing roles at Procter & Gamble, rising to become general manager in Health and Beauty Care, Cosmetics and Skincare.

John McGrath, chairman, The Boots Company PLC, comments : "Barry created significant value for the group in his role at Boots Healthcare International, and in overseeing its expansion. It is now a substantial business, competing increasingly successfully in all major markets. More recently, he has made an important contribution to our thinking about the development of the Boots brand and in the development of a new business model in Boots Retail International. We are grateful to him for the work he has done and the input he has given, and wish him well in securing new challenges and opportunities".

Steve Russell, chief executive, said : "We are delighted to welcome Ann to Boots. She has progressed rapidly through a successful career to date, gaining experience in a number of roles which will benefit Boots future plans, and we look forward to her contribution to the senior management team. We have now created a strong executive team to work with my successor to continue to drive forward strategic change".

ENDS

Note to Editors :

1. Barry Clare has a service contract which entitles him to one year's notice and therefore in the absence of notice, will be compensated appropriately.

2. He became a non-executive director of Standard Chartered PLC in July 2000.

For further information please contact:-

Investor Relations

Peter Baguley

Tel: +44 (0) 115 968 7171

Media

Alastair Eperon

Tel: +44 (0) 115 968 7023

Mobile: +44 (0) 7831 838 761

END

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Company	Boots Co PLC
TIDM	BOOT
Headline	Statement re OFT report
Released	10:23 17 Jan 2003
Number	3093G

17 January 2003

Boots Responds to OFT Report

Boots to open more pharmacies

Boots will examine carefully today's proposals from the OFT for the deregulation of pharmacy and will contribute to the next stage of the consultation process. This stage is expected to take three months prior to a decision to be taken by the Department of Trade and Industry (DTI).

The market for prescription medicines is growing at over 6% per annum. Today's report proposes significant changes to the structure of the industry. If some or all of these proposals are adopted, we anticipate the marketplace will become more competitive, but we also see significant opportunities to continue to grow our pharmacy business and build on our market leading position. Boots will take advantage of deregulation to introduce pharmacies into more of our stores and to re-site existing locations. We will continue with our substantial investment programme to provide pharmacy services as a core element of our UK retail offering and in the training and development of our pharmacy staff.

In the longer term we are sure that community pharmacies will play an increasing role in the provision of national healthcare. We will continue to support the Government's strategy 'Pharmacy in the Future' by expanding the role of pharmacists in the provision of healthcare on the high street and in the enhancement of quality standards.

Steve Russell, chief executive said:

"The pharmacy industry is a growth business that is set to go through substantial change. We will use our market leading position, high street presence and the power of the Boots brand to compete aggressively as we did with the removal of Resale Price Maintenance on over-the-counter medicines. We will grow our business by taking advantage of the opportunities that will emerge."

Ends

Notes to Editors :

1	The OFT report will be considered by the DTI Consumer and Competition Policy Directorate who will have 90 days in which to respond. Consultees will include the Department of Health and other stakeholder organisations and businesses. Boots will be discussing its position with the Department of Health and responding to the consultation.
2	Evidence shows that when markets are deregulated the strongest player before deregulation usually remains the strongest player. Supermarkets have just 3.9% of pharmacy outlets.
3	Pharmacy in the Future - The Government's strategy was published in 2000 outlining major opportunities to extend the role of community pharmacy and to contribute to the achievement of the NHS Plan. Initiatives in the strategy, to benefit patients and relieve pressure on the health service, are now being piloted or implemented; e.g. medicines management schemes, Electronic Transfer of Prescriptions, Repeat Dispensing and Supplementary Prescribing by pharmacists. Boots The Chemists is fully involved.

4	Photographs of a Boots pharmacy, available from http://www.newscast.co.uk.
5	Boots will also be working closely with the relevant Government bodies in Scotland, Wales and Northern Ireland to ensure the interests of consumers are properly met as a result of the pharmacy deregulation proposals by the OFT.

For further information please contact:	
Investor Relations	**Media**
Peter Baguley	Francis Thomas
Tel: +44 (0) 115 968 7031	Tel: +44 (0) 115 968 7029
Mobile: +44 (0) 7770 440690	Mobile: +44 (0) 7836 660700

END

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Company	Boots Group PLC
TIDM	BOOT
Headline	Scheme of Arrangement
Released	09:55 20 Jan 2003
Number	3511G

20 January 2003

BOOTS GROUP PLC

Boots Group PLC (Boots) confirms that, following Court approval on 16 January 2003, the Scheme of Arrangement between Boots, The Boots Company PLC and The Boots Company PLC's shareholders became effective today, as anticipated in the circular dated 19 November 2002 sent to The Boots Company PLC's shareholders. As a result the shareholders in The Boots Company PLC have effectively exchanged their shares in that company for shares in Boots, on a one for one basis.

The issued share capital of Boots is 836,022,397 ordinary shares of 25p each. These ordinary shares have been admitted to the Official List of the UK Listing Authority and to trading on the London Stock Exchange. Where appropriate, Boots shares have been credited to shareholders' CREST accounts.

Share certificates for Boots shares held in certificated form will be posted to shareholders shortly. Any old share certificates relating to The Boots Company PLC shares can be destroyed.

For further enquiries please contact:	
Company Secretary Michael Oliver Tel: +44 (0) 115 968 7092	**Investor Relations** Peter Baguley Tel: +44 (0) 115 968 7031

END

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Company	Boots Group PLC
TIDM	BOOT
Headline	Trading Statement
Released	07:00 21 Jan 2003
Number	4066G

21st January 2003

Boots Group PLC

Q3 Trading Update

Sales increases compared with the same period in 2001/2002 were:-

Quarter ending 31st Dec 2002

	Total %	Like for Like %
Boots The Chemists		
- Health	4.2	4.1
- Beauty & Toiletries	10.9	10.3
- Other (inc. seasonal)	7.7	6.5
Total	**8.1**	**7.5**
Wellbeing Services (inc. Boots Opticians)	14.2	7.3
Boots Healthcare International	9.0[1]	8.3[1]
Boots Retail International	0.0	6.6[2]

[1] At comparable exchange rates

[2] Thailand only

Commenting on sales for the third quarter to 31st December, chief executive Steve

Russell said, " Our third quarter sales growth is the best for over 10 years. We have built on the successful performance in the second quarter, and established a higher platform for future sales growth.

The sales result has been achieved at the same time as significant progress on our development agenda. We have improved customer service and product service levels and have refurbished 165 stores.

We intend to continue investment in price and increased promotions, albeit at some cost to our short term gross margin, to provide even better value to our customers and to build on the progress achieved to date."

Main features of the quarter were:

Boots The Chemists

Sales grew by 8.1%, (7.5% like for like) due to strong sales performance throughout the quarter and particularly over the Christmas period.

Growth in Beauty and Toiletries sales was driven by strong performance in own brand cosmetics, premium cosmetics and fragrance. Higher sales growth in gift categories was due to Christmas health and beauty ranges and electrical beauty accessories.

Toiletries grew broadly in line with first half performance but the low incidence of cold and flu so far this winter resulted in slower Healthcare sales growth.

Boots The Chemists met its target for on-shelf availability of 98% for all lines throughout the busy pre-Christmas trading period.

During the quarter very strong sales of Christmas merchandise had some impact on sales mix. Non-seasonal sales were also driven by increased promotional activity and investment in price, and this will continue through the fourth quarter.

Cost investment continued in order to rationalise the business and drive further efficiencies.

Wellbeing Services

In Boots Opticians like for like growth slowed in quarter three against tougher comparatives.

Boots Healthcare International

Nurofen sales were well ahead of last year, with particularly strong performance in the UK. Clearasil has seen a planned acceleration in like for like sales growth.

Boots Retail International

Taiwan implants continue to make good progress and the launch in Watsons stores in Hong Kong exceeded our expectations. In Thailand like for like sales in continuing stores increased by 6.6%.

The Preliminary Results announcement for the year ended 31st March 2003 will be made on Thursday 5th June 2003 and a pre-close statement will be issued on the 28th March 2003.

ENDS

For further information please contact:	
Investor Relations	**Media**
Peter Baguley	Francis Thomas
Tel: +44 (0) 115 968 7031	Tel: +44 (0) 115 968 7029
Mobile: +44 (0) 07770 440690	Mobile: +44 (0)7836 660700

END

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Company	Boots Group PLC
TIDM	BOOT
Headline	Director Shareholding
Released	09:36 22 Jan 2003
Number	4674G

On 21st January 2003, Boots (Quest) Trustee Limited, a wholly owned subsidiary of Boots Group PLC ("the Company"), acting on behalf of The Boots Qualifying Employee Share Trust ("the Trust") transferred 21,220 ordinary shares of 25p each in the Company to employees who had exercised SAYE share options, at an average price of £4.77. This represents approximately 0.0025% of the current issued ordinary share capital of the Company.

The Trust is a discretionary trust for the benefit of employees and executive directors of the Company and is operated in connection with the Company's UK all-employee SAYE Share Option Scheme. Each executive director of the Company, as a potential beneficiary of the Trust is deemed to have an interest in the shares acquired by the Trust. The directors in question are: Mr. P. Bateman, Mr. B. Clare, Mr. H. Dodd, Mr. S.G. Russell, and Mr. A.P. Smith.

As a result of the transfer referred to above the number of shares held by the Trust in which they are deemed to be interested has reduced by 21,220.

END

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Company	Boots Group PLC
TIDM	BOOT
Headline	Doc re. Specialist Securities
Released	17:19 22 Jan 2003
Number	5092G

03 FEB 25 AM 7:21

FORMAL NOTICE FOR SPECIALIST SECURITIES

PUBLICATION DATE: 21 January, 2003

Application has been made to the UK Listing Authority for the following securities to be admitted to the Official List.

DETAILS OF ISSUE: £300,000,000 5.5 per cent. Bonds due 2009.

ISSUER: Boots Group PLC

INCORPORATED IN: England

Particulars relating to the issue may be obtained during usual business hours for fourteen days from the date of this formal notice from:

Deutsche Bank AG London,
Winchester House,
1 Great Winchester Street,
London EC2N 2DB.

Please give details of two locations, which should include the registered office in the UK of the issuer (if any) and the offices of the UK paying agent, where the public can obtain copies of the listing particulars.

Boots Group PLC,
1 Thane Road West,
Nottingham NG2 3AA.

HSBC Bank Plc,
Mariner House,
Pepys Street
London EC3N 4DA.

In addition, a copy of the Particulars is available for inspection at the Document Viewing Facility at the Financial Services Authority, 25 The North Colonnade, London E14 5HS.

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Company	Boots Group PLC
TIDM	BOOT
Headline	Director Shareholding
Released	15:56 24 Jan 2003
Number	6144G

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

The Boots Company PLC

2) Name of directors

Andrew Patrick SMITH

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Held in trust by The Boots Share Plan Trustees Limited

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

Director

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of shares under Share Investment Plan

7) Number of shares/amount of stock acquired

23

8) Percentage of issued class

Minimal

9) Number of shares/amount of stock disposed

Nil

10) Percentage of issued class

11) Class of security

Ordinary Shares of 25p each

12) Price per share

539p

13) Date of transaction

17th January 2003

14) Date company informed

24th January 2003

15) Total holding following this notification

91,407

16) Total percentage holding of issued class following this notification

0.01%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

Sonia Fennell

0115 968 7094

25) Name and signature of authorised company official responsible for making this notification

Sonia Fennell, Assistant Company Secretary

Date of Notification.....24th January 2003............................

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

The Boots Company PLC

2) Name of directors

Barry CLARE

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Held in trust by The Boots Share Plan Trustees Limited

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

Director

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of shares under Share Investment Plan

7) Number of shares/amount of stock acquired

23

8) Percentage of issued class

Minimal

9) Number of shares/amount of stock disposed

Nil

10) Percentage of issued class

11) Class of security

Ordinary Shares of 25p each

12) Price per share

539p

13) Date of transaction

17th January 2003

14) Date company informed

24th January 2003

15) Total holding following this notification

139,125

16) Total percentage holding of issued class following this notification

0.016%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

Sonia Fennell

0115 968 7094

25) Name and signature of authorised company official responsible for making this notification

Sonia Fennell, Assistant Company Secretary

Date of Notification.....24th January 2003............................

END

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Company	Boots Group PLC
TIDM	BOOT
Headline	Director Shareholding
Released	15:59 24 Jan 2003
Number	6149G

BOOTS GROUP PLC

24th January 2003

NOTIFICATION OF DIRECTORS INTERESTS

As at 24th January 2003, the number of ordinary shares of 25p each in the Company held by Boots Share Plan Trustee Limited, a wholly owned subsidiary of Boots Group PLC ("the Company"), has resulted in an overall decrease by 44,728 as a result of exercises and purchases by participants of rights under The Boots Company All-Employee Share Scheme 2000. This includes a purchase made on 17th January 2003 under the Share Investment Plan of The Boots Company All-Employee Share Scheme 2000, of 26,217 shares at a price of 5.39p per share. This represents approximately 0.005% of the current issued ordinary share capital of the Company.

The Trust is a discretionary trust for the benefit of employees and executive directors of the Company. Each executive director of the Company, as a potential beneficiary of the Trust, is deemed to have an interest in the shares acquired by the Trust. The directors in question are: Mr P Bateman, Mr H Dodd, Mr B Clare, Mr A Smith, and Mr. S.G. Russell.

As result of the transfers referred to above the number of shares held by the Trust in which they are deemed to be interested has decreased to 2,675,323 representing approximately 0.320% of the current issued ordinary share capital of the Company.

END

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82-34701

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Full Text Announcement

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Company	Boots Group PLC
TIDM	BOOT
Headline	Directorate Change
Released	11:14 3 Feb 2003
Number	9475G

Further to the announcement made on 8th January 2003 by The Boots Company PLC; Boots Group PLC confirms that Barry Clare has resigned from the board with effect from 31st January 2003.

END

82-34701

RNS | The company news service from the London Stock Exchange

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Company	Boots Group PLC
TIDM	BOOT
Headline	Boots & Sainsbury's End Trial
Released	16:09 3 Feb 2003
Number	9760G

3rd February 2003

Boots and Sainsbury's End Health & Beauty Trial

Boots and Sainsbury's are ending their 'store within a store' trial. Since October 2001, Boots has provided the health and beauty offer in nine Sainsbury's stores. The two companies will now pursue their health and beauty offers separately, with the trial stores reverting back to the Sainsbury's format.

Steve Russell, Boots chief executive, said "Health & beauty sales were in line with expectations, confirming the attraction to customers and operationally the trial worked well. However, we could not agree on commercial terms for roll-out".

Whilst evaluating the partnership with Sainsbury's, Boots has also been developing the next steps in its own edge of town plans. The company will now accelerate its programme of store openings to double edge of town representation over the next three years.

Boots currently has 77 edge of town stores, including 23 opened in the last two years and in the last three months has exchanged contracts on six additional sites. Existing stores recorded 18% year on year sales growth in Q3 last year.

Steve Russell said "With the lessons from our own stores and the new format developed for the trial with Sainsbury's, we are able to access more edge of town sites with better economics. We will implement this opportunity effectively and quickly".

Ends

Notes to editors

1. The nine Boots at Sainbury's are located:

Warren Heath, Ipswich

Farlington, Portsmouth

Stirling

Bagshot Road, Bracknell

Deepdale, Preston

Keighley

Pound Lane, Norwich

Talbot Heath, Poole

East Filton, Bristol

2. No job losses are anticipated as a result of reconfiguring the trial stores.

For further information please contact:

Investor Relations - Peter Baguley

Tel: +44 (0) 115 968 7171

Mobile: +44 (0) 7770 440 690

Media - Matthew Dransfield

Tel: +44 (0) 115 968 7284

Mobile: +44 (0) 7973 844612

END

82-34701

Company	Boots Group PLC
TIDM	BOOT
Headline	Airdrie Factory
Released	14:15 4 Feb 2003
Number	0281H

03 FEB 25 AM 7:21

4th February 2003

Airdrie Factory

Boots has today started consultation with its staff in Airdrie, Lanarkshire, about a proposal to close the factory over the next two years as part of a wider rationalisation of the Group's existing manufacturing facilities. The closure would form part of the £100 million cost reduction programme announced in November last year.

Boots has completed a review of its beauty and personal care manufacturing across Europe. The review concluded that Boots could rationalise its manufacturing operations to substantially increase capacity and productivity.

1,000 people work at the Airdrie site. The company would work hard to minimise the impact of any closure. No compulsory redundancies would be sought in the first nine months, and all staff would be considered for redeployment within other parts of Boots. The company would work with outplacement agencies to help people find new jobs, and is seeking to consult locally to help create a regeneration programme designed to stimulate new investment in the area.

The reorganisation would cost £39 million (£20 million in year ending 31st March 2003) including asset write-offs of £14 million. It is expected to deliver savings of £16 million annually and recover all implementation costs over a three year period.

Ends

Notes to Editors

1. The Airdrie factory

When the Airdrie factory opened in April 1949 it employed 600 staff in manufacturing and distribution. Today, the site is wholly involved in the production of cosmetics and skincare products. Approximately 100 million items are manufactured each year. Product ranges include No7 and 17 cosmetics, Botanics, Natural Collection and Soltan.

2. Boots Manufacturing

Boots has been in manufacturing since its inception in the 1800's, originally preparing herbal remedies in the back of the first Boots shop in Nottingham. Today Boots manufactures medicines, cosmetics and toiletries in factories in England, Scotland,

France, Germany and Thailand.

3. Boots in Scotland

The first Boots store opened in Scotland in 1902. Today there are 126 stores in Scotland employing some 4,400 people.

For further information please contact:	
Investor Relations	Media
Peter Baguley	Corporate Press Office
Tel: +44 (0) 115 968 7171	Tel: +44 (0) 115 968 7029
Mobile: +44 (0) 7770 440 690	Airdrie Factory
	Until 1800 hrs Tuesday 4th February
	Tel: +44 (0) 1236 745 484
	Francis Thomas
	Mobile: +44 (0) 7836 660 700

END

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82-34701

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Company	Boots Group PLC
TIDM	BOOT
Headline	Purchase of Own Securities
Released	17:09 4 Feb 2003
Number	0573H

4th February 2003

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 4th February 2003, Boots Group PLC acquired 1,000,000 ordinary shares in the company for cancellation. The price paid was 530.8007p per share. This brings the total number of shares purchased during this programme to 1,000,000.

END

END

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Full Text Announcement

Company	Boots Group PLC
TIDM	BOOT
Headline	Purchase of Own Securities
Released	17:12 5 Feb 2003
Number	1251H

5th February 2003

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 5th February 2003, Boots Group PLC acquired 700,000 ordinary shares in the company for cancellation. The price paid was 528.5363 per share. This brings the total number of shares purchased during this programme to 1,700,000.

END

END

82-34701

G

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

CHFP029

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only.

Please complete legibly, preferably in black type,or bold block lettering

To the Registrar of Companies
(Address overleaf)

For offical use

Company number

27657

Name of company

* insert full name of company

* THE BOOT'S COMPANY PLC

This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	1,000,000	500,000	500,000
Nominal value of each share	0.25	0.25	0.25
Date(s) on which the shares were delivered to the company	09/12/02	11/12/02	12/12/02
Maximum prices paid § for each share	5.441	5.7043	5.6520
Minimum prices paid § for each share	5.7650	5.7043	5.6520

§ A private company is not required to give this informaton

The aggerate amount paid by the company for the shares to which this return relates was:	£ 11,432,710.51
Stamp Duty is payable on the aggregate amount at the rate of ½ % rounded up to the nearest multiple of £5	£ 57165

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ Asst Sec Date 14 JAN 2003

Presentor's name address and reference (if any) :

SONIA FENNELL
THE BOOTS COMPANY PLC
GROUP HEADQUARTERS

For official Use
General Section

Post room

1. Before this form is delivered to Companies House it must be "stamped" by an Inland Revenue Stamp Office to confirm that the appropiate amount of Stamp Duty has been paid. Inland Revenue Stamp Offices are located at:

Birmingham Stamp Office
5th Floor
Norfolk House
Smallbrook Queensway
Birmingham B5 4LA

DX: 15001 Birmingham 1
Tel: 0121 633 3313

Bristol Stamp Office
The Pithay
All Saints Street
Bristol
BS1 2NY

DX: 7899 Bristol 1
Tel: 0117 927 2022

Manchester Stamp Office
Alexandra House
Parsonage
Manchester
M60 9BT

DX: 14430 Manchester
Tel: 0161 476 1741

Newcastle Stamp Office
15th Floor, Cale Cross House
156 Pilgrim Street
Newcastle Upon Tyne
NE1 6TF

DX: 61021 Newcastle Upon Tyne
Tel: 0191 261 1199

Edinburgh Stamp Office
Mulberry House
16 Picardy Place
Edinburgh
EH1 3NF

DX: ED 303 Edinburgh 1
Tel: 0131 556 8998

London Stamp Office
(Personal callers only)
South West Wing
Bush House
Strand
London WC2B 4QN

Tel: 0171 438 7252/7452

Worthing Stamp Office
(Postal application only)
Ground Floor
East Block
Barrington Road
Worthing BN12 4SE

DX: 3799 Worthing 1
Tel: 01903 508962

Cheques for Stamp Duty must be made payable to "Inland Revenue - Stamp Duties" and crossed "Not Transferable".

NOTE. This form must be presented to an Inland Revenue Stamp Office for stamping together with the payment of duty within 30 days of the allotment of shares, otherwise Inland Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by the Inland Revenue it must be delivered to Companies House within one month of the shares being purchased. The form must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff
CF14 3UZ

DX:33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh
EH1 2EB

DX:235 Edinburgh

82-34701

G

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

CHFP029

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies **(Address overleaf)**

For offical use

Company number: 27657

Name of company

* insert full name of company

* THE BOOT'S COMPANY PLC

This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

§ A private company is not required to give this informaton

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	1,500,000	2,000,000	500,000
Nominal value of each share	0.25	0.25	0.25
Date(s) on which the shares were delivered to the company	29/11/02	03/12/02	05/12/02
Maximum prices paid § for each share	5.7850	5.7637	5.7551
Minimum prices paid § for each share	5.8081	5.8398	5.7551

The aggerate amount paid by the company for the shares to which this return relates was:	£ 23,232,386.13
Stamp Duty is payable on the aggregate amount at the rate of ½ % rounded up to the nearest multiple of £5	£ 116,165

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed Sfennell Designation ‡ asst Sec Date 14 JAN 2003

Presentor's name address and reference (if any) :

SONIA FENNELL
THE BOOTS COMPANY PLC
GROUP HEADQUARTERS

For official Use
General Section

Post room

1. Before this form is delivered to Companies House it must be "stamped" by an Inland Revenue Stamp Office to confirm that the appropiate amount of Stamp Duty has been paid. Inland Revenue Stamp Offices are located at:

Birmingham Stamp Office
5th Floor
Norfolk House
Smallbrook Queensway
Birmingham B5 4LA

DX: 15001 Birmingham 1
Tel: 0121 633 3313

Bristol Stamp Office
The Pithay
All Saints Street
Bristol
BS1 2NY

DX: 7899 Bristol 1
Tel: 0117 927 2022

Manchester Stamp Office
Alexandra House
Parsonage
Manchester
M60 9BT

DX: 14430 Manchester
Tel: 0161 476 1741

Newcastle Stamp Office
15th Floor, Cale Cross House
156 Pilgrim Street
Newcastle Upon Tyne
NE1 6TF

DX: 61021 Newcastle Upon Tyne
Tel: 0191 261 1199

Edinburgh Stamp Office
Mulberry House
16 Picardy Place
Edinburgh
EH1 3NF

DX: ED 303 Edinburgh 1
Tel: 0131 556 8998

London Stamp Office
(Personal callers only)
South West Wing
Bush House
Strand
London WC2B 4QN

Tel: 0171 438 7252/7452

Worthing Stamp Office
(Postal application only)
Ground Floor
East Block
Barrington Road
Worthing BN12 4SE

DX: 3799 Worthing 1
Tel: 01903 508962

Cheques for Stamp Duty must be made payable to "Inland Revenue - Stamp Duties" and crossed "Not Transferable".

NOTE. This form must be presented to an Inland Revenue Stamp Office for stamping together with the payment of duty within 30 days of the allotment of shares, otherwise Inland Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by the Inland Revenue it must be delivered to Companies House within one month of the shares being purchased. The form must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff
CF14 3UZ

DX:33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh
EH1 2EB

DX:235 Edinburgh

82-34701
27657

IN THE HIGH COURT OF JUSTICE

No. 3832 of 2002

CHANCERY DIVISION

COMPANIES COURT

MR JUSTICE HART

THURSDAY the 16th DAY of JANUARY 2003

SUPREME COURT 16 JAN 2003 ENTERED COMPANIES

IN THE MATTER of The Boots Company PLC

and

IN THE MATTER of THE COMPANIES ACT 1985

UPON THE PETITION of the above-named The Boots Company PLC (hereinafter called "the Company") whose registered office is situate at Nottingham NG2 3AA

AND UPON HEARING Counsel for the Company and for Boots Group PLC

AND UPON Boots Group PLC by its Counsel undertaking to be bound by the Scheme of arrangement hereinafter sanctioned and to execute or procure to be executed all such documents and to do or procure to be done all such acts and things, as may be necessary or desirable to be executed or done by it for the purpose of giving effect to the said Scheme

AND UPON READING the documents recorded on the Court File as having been read

THIS COURT HEREBY SANCTIONS the Scheme or Arrangement set forth in the Schedule hereto

AND IT IS ORDERED that this Order be produced to the Registrar of Companies and that an Office Copy hereof be delivered to him

OFFICE COPY SUPREME COURT COMPANIES COURT OF JUDICATURE

THE SCHEDULE.

Signed by me for the purpose of identification

John McGrath – Chairman
19th December, 2002

PART 4: SCHEME OF ARRANGEMENT

IN THE HIGH COURT OF JUSTICE
No. 003832 of 2002
CHANCERY DIVISION
COMPANIES COURT

OFFICE COPY SUPREME COURT COMPANIES COURT OF JUDICATURE

IN THE MATTER OF THE BOOTS COMPANY PLC

-and-

IN THE MATTER OF THE COMPANIES ACT 1985

SCHEME OF ARRANGEMENT
(under section 425 of the Companies Act 1985)

between

THE BOOTS COMPANY PLC

AND

THE HOLDERS OF ITS SCHEME SHARES
(as each is hereinafter defined)

PRELIMINARY

(A) In this Scheme, unless inconsistent with the subject or context, the following expressions bear the following meanings:

"Boots Group"	means Boots Group PLC, a public limited company incorporated in England and Wales with registered number 04452715;
"Boots Group Ordinary Shares"	means ordinary shares of 25p each nominal amount in the capital of Boots Group;
"Boots Group Shareholder"	means a holder of Boots Group Ordinary Shares;
"Boots Ordinary Shares"	means ordinary shares of 25p each nominal amount in the capital of the Company;
"Business Day"	means any day on which banks are generally open in England and Wales other than a Saturday or Sunday or public holiday;
"Company"	means The Boots Company PLC, a public limited company incorporated in England and Wales with registered number 00027657;
"Court Meeting"	means the meeting (or any adjournment thereof) of holders of Boots Ordinary Shares convened by order of the Court pursuant to section 425 of the Companies Act 1985 for 19 December 2002 to consider and, if thought fit, approve this Scheme;
"Court"	means the High Court of Justice in England and Wales;

000000/00000 LT023430054 MNM 091202:1156

"CREST" means the system for the paperless settlement of trades in securities and the holding of uncertificated securities operated by CRESTCo Limited in accordance with the Uncertificated Securities Regulations 2001;

"holder" means a registered holder and includes any person(s) entitled by transmission;

"Interim Dividend" means the interim dividend of the Company, of 8.4p per Boots Ordinary Share, announced by the Company on 7 November 2002, expected to be paid to holders of Boots Ordinary Shares on the register of members of the Company on the record date for the Interim Dividend which is expected to be 22 November 2002;

"Scheme Effective Time" means the time at which this Scheme becomes effective on the date upon which this Scheme becomes effective in accordance with clause 6 of this Scheme;

"Scheme Record Time" means 6.30 p.m. on the Business Day immediately preceding the date upon which the Scheme becomes effective;

"Scheme Shareholder" means a holder of Scheme Shares;

"Scheme Shares" means:

(i) all the Boots Ordinary Shares in issue at the date of this Scheme;

(ii) all (if any) additional Boots Ordinary Shares in issue at the record time for voting at the Court Meeting of the holders of Boots Ordinary Shares at which this Scheme is approved;

(iii) all (if any) further Boots Ordinary Shares which may be in issue immediately prior to the confirmation by the Court of this Scheme in respect of which the original or any subsequent holders shall be bound or shall have agreed in writing by such time to be bound by this Scheme;

"Scheme" means this Scheme of Arrangement in its present form or with or subject to any modification, addition or condition approved or imposed by the Court; and

"Uncertificated" or "in *uncertificated form*" means recorded on the relevant register as in uncertificated form, *being held in uncertificated form in CREST and title to* which may be transferred by virtue of the Uncertificated Securities Regulations 2001 by means of CREST.

(B) The authorised share capital of the Company as at the date of this Scheme is £300,000,000 divided into 1,200,000,000 Boots Ordinary Shares of 25 pence each. Based on information available at 6 November 2002 the latest practicable date prior to the date of this Scheme, 851,209,824 of the Boots Ordinary Shares have been issued and are fully paid and the remaining Boots Ordinary Shares are unissued.

(C) Boots Group was incorporated as a public limited company on 31 May 2002 under the name Halfords Group PLC and the name was changed to Boots Group PLC on 11 October 2002. The authorised share capital of Boots Group at the date of this Scheme is £300,000,000 divided into 1,200,000,000 Boots Group Ordinary Shares of 25 pence each, of which 8 have been issued and are fully paid. All other shares are unissued.

(D) Boots Group has agreed to appear by Counsel on the hearing of the Petition to sanction this Scheme, to consent thereto and to undertake to be bound thereby and to execute or procure to be executed all such documents, and to do or procure to be done all such acts and things, as may be necessary or desirable to be executed or done by it for the purpose of giving effect to this Scheme.

THE SCHEME

Transfer of Scheme Shares

1. The Scheme Shares shall be acquired by Boots Group free from all liens, equities, charges and encumbrances and together with all rights now or hereafter attaching thereto, other than any right to receive the Interim Dividend. For such purposes, the Scheme Shares shall be transferred to Boots Group and/or its nominee or nominee(s) and to give effect to such transfer(s) any person may be appointed by the Company to execute as transferor an instrument of transfer of any Scheme Shares and every such instrument of transfer so executed shall be as effective as if it had been executed by the holder or holders of the Scheme Shares thereby transferred.

Boots Group Ordinary Shares

2. (A) In consideration of the transfer of the Scheme Shares to Boots Group and/or its nominee or nominees pursuant to clause 1 of this Scheme, Boots Group shall, subject to the remaining provisions of this clause 2, allot and issue (credited as fully paid) Boots Group Ordinary Shares to the Scheme Shareholders on the following basis:

1 Boots Group Ordinary Share *for 1 Scheme Share*

held as at the Scheme Record Time.

(B) Deutsche Bank AG London Branch and DB UK Holdings Limited, each of whom holds 4 of the 8 Boots Group Ordinary Shares in issue at the date of this Scheme, shall each receive 4 less Boots Group Ordinary Shares than the total number of Boots Group Ordinary Shares which, but for this sub-clause 2(B), it would otherwise have received pursuant to sub-clause 2(A) of this Scheme.

(C) The Boots Group Ordinary Shares to be issued pursuant to sub-clause 2(A) of this Scheme shall rank in full for all dividends or distributions made, paid or declared after the Scheme Effective Time on the Boots Group Ordinary Shares.

(D) The provisions of sub-clause 2(A) of this Scheme shall be subject to any prohibition or condition imposed by law. Without prejudice to the generality of the foregoing, if, in respect of any Scheme Shareholder with a registered address in a jurisdiction outside the United Kingdom, Boots Group is advised that the allotment and issue of its shares pursuant to this clause 2 would or might infringe the laws of such jurisdiction or would or might require Boots Group to obtain or observe any governmental or other consent or any registration, filing or other formality with which Boots Group is unable to comply, or compliance with which Boots Group regards as unduly onerous, Boots Group may in its sole discretion determine that such Boots Group Ordinary Shares shall be sold, in which event the Boots Group Ordinary Shares shall be issued to such holder and Boots Group shall appoint a person to act pursuant to this sub-clause 2(D) and such person shall be authorised on behalf of such holder to procure that any shares in respect of which Boots Group has made such a determination shall, as soon as practicable following the Scheme

Effective Time, be sold and the net proceeds of such sale (after the deduction of all expenses and commissions, including any amount in respect of value added tax payable thereon) shall be paid to such holder by sending a cheque or warrant to such holder in accordance with the provisions of clause 3 below. To give effect to any such sale, the person so appointed shall be authorised on behalf of such holder to execute and deliver a form of transfer and to give such instructions and do all such things which he may consider necessary or expedient in connection with such sale. In the absence of bad faith or wilful default, none of the Company, Boots Group or the person so appointed shall have any liability for any loss or damage arising as a result of the timing or terms of such sale.

(E) Each holder of Scheme Shares irrevocably appoints Boots Group and/or its nominee(s) as its attorney to exercise any voting rights attached to the Scheme Shares or any class thereof, to sign any consent to short notice of a general or separate class meeting and on its behalf to execute a form of proxy in respect of such shares appointing any person nominated by Boots Group to attend general and separate class meetings of the Company and authorises the Company to send any notice, circular, warrant or other document or communication which may be required to be sent to him or her as a member of the Company to Boots Group at its registered office.

Certificates and Payment

3. (A) Not later than five (5) Business Days after the Scheme Record Time (and prior to the execution of any instrument of transfer in favour of Boots Group and/or its nominees referred to at clause 1 above), Boots Group shall allot and issue the Boots Group Ordinary Shares which it is required to allot and issue to give effect to this Scheme and not later than twenty (20) Business Days after the Scheme Effective Time, Boots Group shall send by post to the allottees of the Boots Group Ordinary Shares pursuant to sub-clause 2(A) of this Scheme certificates in respect of the Boots Group Ordinary Shares, provided that, where Scheme Shares are held in uncertificated form, Boots Group will instead procure that CRESTCo Limited is instructed to credit to the appropriate stock account in CREST of the Scheme Shareholder concerned such shareholder's entitlement to the Boots Group Ordinary Shares.

(B) Not later than ten (10) Business Days following the sale of any relevant Boots Group Ordinary Shares pursuant to sub-clause 2(D) of this Scheme, the person appointed to act under sub-clause 2(D) shall account for the cash consideration payable under sub-clause 2(D) by sending a cheque and/or warrant to the holder of Scheme Shares concerned in accordance with the remaining provisions of this clause 2.

(C) All certificates required to be sent by Boots Group pursuant to sub-clause 3(A) and all cheques or warrants required to be sent pursuant to sub-clause 3(B) of this Scheme shall be sent through the post in pre-paid envelopes addressed to the persons respectively entitled thereto at their respective addresses appearing in the register of members of the Company at the Scheme Record Time (or, in the case of joint holders, to the address of that one of the joint holders whose name stands first in the register of such joint holding) or in accordance with any special instructions regarding communications.

(D) None of the Company, Boots Group or any broker or agent of any of them shall be responsible for any loss or delay in transmission of certificates, cheques or warrants sent in accordance with this clause 3 which shall be sent at the risk of the persons entitled thereto.

(E) All cheques and warrants shall be made payable to the holder or, in the case of joint holders, to the first named of such holders of the Scheme Shares concerned and the encashment of any such cheque or warrant shall be a complete discharge to Boots Group for the moneys represented thereby.

(F) This clause 3 shall be subject to any prohibition or condition imposed by law.

Certificates Representing Scheme Shares and CREST

4. With effect from the Scheme becoming effective:

   (A) all certificates representing holdings of Scheme Shares shall cease to be valid in respect of such holdings and the holders of such shares shall destroy such certificates; and

   (B) CRESTCo Limited shall have been instructed to cancel the entitlements to Scheme Shares of holders of Scheme Shares in uncertificated form.

Mandates and the Interim Dividend

5. (A) Except as stated in sub-clause 5(B) of this Scheme, each mandate in force at the Scheme Record Time relating to the payment of dividends on Boots Ordinary Shares and to the Company's dividend reinvestment plan and each instruction then in force as to notices and other communications shall, unless and until varied or revoked, be deemed as from the Scheme Record Time not to be a mandate or instruction in relation to the Company but to be a valid and effective mandate or instruction in relation to Boots Group, where applicable in relation to the corresponding Boots Group Ordinary Shares to be allotted and issued pursuant to this Scheme, and in relation to any dividend reinvestment plan which has then or may in the future be established by Boots Group.

   (B) Only those holders of Boots Ordinary Shares on the register of members of the Company at the record date for the payment of the Interim Dividend shall, if and when such Interim Dividend is paid, be paid any amount in respect of such Interim Dividend, and no entitlement to such Interim Dividend or any part thereof shall arise in respect of any other person by reason of the Scheme becoming effective or otherwise. Each mandate in force at the Scheme Record Time relating to the payment of dividends on Boots Ordinary Shares and to the Company's dividend reinvestment plan and each instruction then in force as to notices and other communications shall, unless and until varied and revoked, be applied to the payment of the Interim Dividend and, further, each mandate in force at the Scheme Record Time relating to the Company's dividend reinvestment plan shall be deemed to mandate the purchase of Boots Group Ordinary Shares with the net proceeds of the Interim Dividend (and not Boots Ordinary Shares) subject in all other respects to the terms and conditions of the Company's dividend reinvestment plan.

   (C) The Company is appointed as agent and representative of each Scheme Shareholder to agree and carry into effect such alterations to the terms and conditions of the Company's dividend reinvestment plan and any notices, elections or mandates as may be necessary to give effect to the provisions of sub-clauses 5(A) and 5(B) of this Scheme.

Scheme Effective Time

6. (A) This Scheme shall become effective as soon as an office copy of the Order of the Court sanctioning this Scheme under section 425 of the Companies Act 1985 shall have been delivered by or on behalf of the Company to the Registrar of Companies for registration.

   (B) Unless this Scheme shall have become effective on or before 31 March 2003 or such later date, if any, as the Company and Boots Group may agree and the Court may allow, it shall never become effective.

Modification

7. The Company and Boots Group may jointly consent on behalf of all persons concerned to any modification of or addition to this Scheme or to any condition which the Court may think fit to approve or impose.

Dated the 19th day of November 2002

No. 3832 of 2002

IN THE HIGH COURT OF JUSTICE

CHANCERY DIVISION

COMPANIES COURT

MR JUSTICE HART

THURSDAY THE 16 DAY OF
JANUARY 2003

IN THE MATTER OF
THE BOOTS COMPANY PLC

and

IN THE MATTER OF
THE COMPANIES ACT 1985

ORDER

Slaughter and May,
One Bunhill Row,
London EC1Y 8YY

Ref: RLH

Tel: 020 7600 1200

LT022870137

82-34701

No. 27657

THE COMPANIES ACTS 1985 AND 1989

COMPANY LIMITED BY SHARES

THE BOOTS COMPANY PLC

Memorandum

AND

Articles of Association

Reprint with all current amendments
As at 19 December 2002

A

Certificate of Incorporation of a Company

I hereby certify, that

BOOTS PURE DRUG COMPANY, LIMITED

was INCORPORATED under the Companies Acts, 1862 to 1886, as a LIMITED COMPANY, on the Seventh day of November One thousand eight hundred and eighty-eight.

Given under my hand at London, the Eleventh day of January One thousand nine hundred and eleven.

GEO. J. SARGENT,
Assistant Registrar of Joint Stock Companies.

B

Certificate of Incorporation on Change of Name

No. 27657

I hereby certify, that

BOOTS PURE DRUG COMPANY, LIMITED

having by special resolution and with the approval of the Secretary of State changed its name, is now incorporated under the name of

THE BOOTS COMPANY LIMITED

Given under my hand at London the 1st September 1971.

F. L. KNIGHT,
Assistant Registrar of Companies.

C.172

C

Certificate of Incorporation on Re-Registration as a Public Company

No. 27657

I hereby certify, that

THE BOOTS COMPANY PLC

has this day been re-registered under the Companies Acts 1948 to 1980 as a public company, and that the company is limited.

Dated at Cardiff the 15th March 1982.

B. HAYWARD,
Assistant Registrar of Companies.

D

THE COMPANIES ACT, 1948

COMPANY LIMITED BY SHARES

Special and Ordinary Resolutions

OF

BOOTS PURE DRUG COMPANY, LIMITED

At an EXTRAORDINARY GENERAL MEETING of Boots Pure Drug Company, Limited duly convened and held at Boots Works Canteen, Beeston in the County of Nottingham on Tuesday the 2nd day of March 1965 the subjoined resolutions were duly passed of which the resolution numbered 1 was passed as a SPECIAL RESOLUTION and the resolution numbered 2 was passed as an ORDINARY RESOLUTION.

RESOLUTIONS

1. That the share capital of the Company be reduced from £500,000,000 divided into 10,000 7 per cent. 'A' Preference Shares of £1 each, 250 6 per cent. 'B' Preference Shares of £100 each, 100,000 6 per cent. 'C' Preference Shares of £1 each, 120,000 7 per cent. 'A' Preferred Ordinary Shares of £1 each, 245,000 7 per cent. 'B' Preferred Ordinary Shares of £1 each, 400,000 7 per cent. 'C' Preferred Ordinary Shares of £1 each, and 500,000 7 per cent. 'D' Preferred Ordinary Shares of £1 each (all of which said Preference and Preferred Ordinary Shares have been issued and are fully paid) and 194,400,000 Ordinary Shares of 5s. each (of which said Ordinary Shares 153,600,000 have been issued and are fully paid) to £48,600,000 divided into 194,400,000 Ordinary Shares of 5s. Each and that such reduction be effected *(a)* by returning to holders of the said Preference and Preferred Ordinary Shares the full amount of the capital paid up thereon together with a premium in the cases of all Preference and Preferred Ordinary shares which carry the right to a fixed preferential dividend at the rate of 7 per cent. per annum of 3s. for every £1 in nominal amount of such shares held by them respectively and in the cases of all Preference and Preferred Ordinary shares which carry the right to a fixed preferential dividend at the rate of 6 per cent. per annum of 1s. for every £1 in nominal amount of such shares held by them respectively and *(b)* by cancelling the amount paid up on all the Preference and Preferred Ordinary shares and cancelling and extinguishing such shares.
2. That immediately and contingently upon the said reduction of capital taking effect the capital of the Company be increased to its former amount of £50,000,000 by the creation of 5,600,000 Ordinary Shares of 5s. each.

WILLOUGHBY NORMAN,
Chairman of the Meeting.

Filed with the Registrar of Companies 5th March 1965.
Reduction of Capital confirmed by the Court 22nd March 1965.
Minute confirming reduction filed with the Registrar of Companies 31st March 1965.

E

THE COMPANIES ACT, 1948

COMPANY LIMITED BY SHARES

Extraordinary Resolution

OF

BOOTS PURE DRUG COMPANY, LIMITED

At a SEPARATE MEETING of the holders of the Ordinary Shares of Boots Pure Drug Company, Limited duly convened and held at Boots Works Canteen, Beeston in the County of Nottingham on Tuesday the 2nd day of March 1965 the subjoined Resolution was duly passed as an Extraordinary RESOLUTION:

EXTRAORDINARY RESOLUTION

That this separate meeting of the holders of the Issued Ordinary Shares of Boots Pure Drug Company, Limited hereby sanctions every alteration or modification of or dealing with the rights and privileges attached to the Ordinary Shares in the capital of the Company involved in or affected by the reduction of capital of the Company pursuant to the Special Resolution to be proposed at an Extraordinary General Meeting of the Company convened for the same date and place as this Separate Meeting in the terms of the Resolution numbered 1 set out in the notice convening such Extraordinary General Meeting a print of which has been produced to this meeting and for the purpose of identification subscribed by the Chairman hereof.

WILLOUGHBY NORMAN,
Chairman of the Meeting.

Filed with the Registrar of Companies 5th March 1965.

F

Memorandum

BOOTS PURE DRUG COMPANY, LIMITED

By an Order of the High Court of justice dated 22nd day of March 1965 the Capital of the Company was reduced and subsequently increased and the following is a copy of the Minute approved by the Court and set out in the Schedule to such Order, *viz.*:

"The Capital of Boots Pure Drug Company, Limited was by virtue of a Special Resolution and with the sanction of an Order of the High Court of Justice dated the 22nd March 1965, reduced from £50,000,000 divided into 10,000 7 per cent. 'A' Preference Shares of £1 each, 250 6 per cent. 'B' Preference Shares of £100 each, 100,000 6 per cent. 'C' Preference Shares of £1 each, 120,000 7 per cent. 'A' Preferred Ordinary Shares of £1 each, 245,000 7 per cent. 'B' Preferred Ordinary Shares of £1 each, 400,000 7 per cent. 'C' Preferred Ordinary Shares of £1 each, 500,000 7 per cent. 'D' Preferred Ordinary Shares of £1 each and 194,400,000 Ordinary Shares of 5s. each. to £48,600,000 divided into 194,400,000 Ordinary Shares of 5s. each. At the date of the registration of this Minute 153,600,000 of the said Ordinary Shares have been issued and are deemed to be fully paid up and the remaining shares are unissued.

An Ordinary Resolution of the Company has been passed to take effect upon the said reduction of capital taking effect increasing the capital of the Company to its former amount of £50,000,000 by the creation of 5,600,000 Ordinary Shares of 5s. each."

G No. 27657

Certificate of Registration

OF

ORDER OF COURT AND MINUTE

ON

REDUCTION OF CAPITAL

(Pursuant to Sec. 69 of the Companies Act, 1948)

Boots Pure Drug Company, Limited having by Special Resolution reduced its Capital, as confirmed by an Order of the High Court of Justice, Chancery Division, bearing date the Twenty second day of March One Thousand Nine Hundred and sixty five.

I hereby certify that the said Order and a Minute showing the capital and shares of the Company as approved by the said Order were Registered pursuant to Section 69 of the Companies Act, 1948, on the Thirty first day of March One Thousand Nine Hundred and six five.

GIVEN under my hand at London, this First day of April One Thousand Nine Hundred and sixty five.

J. H. DAVIES,
Assistant Registrar of Companies.

H

THE COMPANIES ACTS, 1948 and 1967

COMPANY LIMITED BY SHARES

Special Resolution

OF

BOOTS PURE DRUG COMPANY, LIMITED

Passed on 15th July, 1971

At the EXTRAORDINARY GENERAL MEETING of the above-named Company held at Boots Works Canteen, Beeston, Nottingham on Thursday the 15th day of July 1971, the following RESOLUTION was duly passed:

SPECIAL RESOLUTION

THAT with effect from the 1st day of September 1971 the name of the Company be changed to 'The Boots Company Limited'.

H. T. MILNES,
Secretary.

No. 27657

THE COMPANIES ACT, 1985

COMPANY LIMITED BY SHARES

Special Resolution

OF

THE BOOTS COMPANY PLC

At the ANNUAL GENERAL MEETING of THE BOOTS COMPANY PLC duly convened and held at The Grosvenor House Hotel, London, W1A 3AA, on Thursday, 23rd July, 1987, the subjoined resolution was duly passed as a Special Resolution.

SPECIAL RESOLUTION

THAT, the Memorandum of Association of the Company be amended by the addition of the following new sub-clause 4(P) and by the redesignation of the existing sub-clause 4(P) as 4(Q):

(P) To carry on the business of a holding Company in all its aspects and to acquire such businesses, options, rights, privileges, stocks, shares, debentures, debenture stock, bonds, obligations, securities, and other property and rights and interests in property as the Company shall deem fit and to hold, manage, develop, sell or dispose of the same; and to vary any of the investments of the Company, and to co-ordinate the policy and administration of and provide management assistance and finance to any companies of which the Company is a member or which are in any manner controlled by, or connected with, the Company.

R. N. GUNN
Chairman

J

No. 27657

THE COMPANIES ACTS 1985 and 1989

COMPANY LIMITED BY SHARES

Special Resolution

OF

THE BOOTS COMPANY PLC

At the ANNUAL GENERAL MEETING of THE BOOTS COMPANY PLC duly convened and held at The Grosvenor House Hotel, London, W1A 3AA, on Thursday, 26th July, 1990, the subjoined resolution was duly passed as a SPECIAL Resolution.

SPECIAL RESOLUTION

THAT (a) the following words be and are hereby added to sub-clause 4(N) of the Memorandum of Association of the Company: "and to establish, maintain or support any insurances, funds, trusts or other schemes to benefit any person who is or was a Director, officer or employee of the Company or any company which is or was a subsidiary of or otherwise associated with the Company or the relatives or dependants of such persons and to subscribe, guarantee or pay moneys for any charitable, benevolent, social or other useful object."

R. N. GUNN
Chairman

K

No. 27657

THE COMPANIES ACT, 1985

COMPANY LIMITED BY SHARES

Special Resolution

OF

THE BOOTS COMPANY PLC

At the Annual General Meeting of The Boots Company PLC duly convened and held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, London, SW1P 3EE, on Thursday, 25th July, 1991, the subjoined resolution was duly passed as a Special Resolution.

SPECIAL RESOLUTION

That the Memorandum of Association of the Company be and is hereby amended by the addition of the following new sub-clause 4(Q) and by the redesignation of the existing sub-clause 4(Q) as 4(R):

(Q) Subject to such terms and conditions as may be thought fit, to enter into, carry on and participate in financial transactions and operations of all kinds including (without limitation) interest rate swaps, options (including traded options), swap option contracts, currency swaps, forward exchange contracts, futures contracts, forward rate agreements, contracts for differences or other financial instruments including hedging agreements of any kind all or any of which may be on a fixed and/or floating rate basis and/or in respect of Sterling (and any other currencies or basket of currencies including but not limited to European Currency Units (as the same may from time to time be designated or constituted)) or commodities of any kind and to undertake, carry on and execute all kinds of financial, commercial, trading, trust, agency and other operations.

SIR CHRISTOPHER BENSON
Chairman

L

THE COMPANIES ACTS 1985 and 1989

COMPANY LIMITED BY SHARES

Special Resolution

OF

THE BOOTS COMPANY PLC

Passed on 21st July, 1994

At the ANNUAL GENERAL MEETING of the above named Company duly convened and held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, London, SW1P 3EE, on Thursday, 21st July, 1994, the following SPECIAL RESOLUTION was duly passed:

RESOLUTION

THAT the draft regulations contained in the document submitted to the meeting and signed by the Chairman for the purpose of identification be and they are hereby approved and adopted as the Articles of Association of the company in substitution for and to the exclusion of all existing Articles of Association.

SIR CHRISTOPHER BENSON
Chairman

M

No. 27657

THE COMPANIES ACT, 1985

COMPANY LIMITED BY SHARES

Directors Resolution

OF

THE BOOTS COMPANY PLC

At a duly convened meeting of the board of directors of The Boots Company PLC held on 4th June 1996, the following resolution was passed:

Pursuant to Regulation 16(2) of the Uncertificated Securities Regulations 1996 ("the Regulations"), it was resolved that:

(i) title to the ordinary shares of 25 pence each in the capital of the company (the "Shares"), in issue or to be issued, may be transferred by means of a relevant system (as defined in the Regulations) being a computerised network designed to effect the settlement of purchases and sales of uncertificated securities listed on the London Stock Exchange and the registration of transfers of such securities;

(ii) such relevant system shall include the relevant system of which CRESTCo. Limited is to be the Operator (as defined in the Regulations);

(iii) the Shares shall not include any shares referred to in Regulation 17 (being essentially bearer shares and other shares that are not in registered form); and

(iv) this resolution shall become effective immediately.

SIR MICHAEL ANGUS
Chairman

N

THE COMPANIES ACTS 1985 and 1989

COMPANY LIMITED BY SHARES

Special Resolution

OF

THE BOOTS COMPANY PLC

Passed on 24th July, 1997

At the ANNUAL GENERAL MEETING of the above named Company duly convened and held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, London, SW1P 3EE, on Thursday, 24th July, 1997, the following SPECIAL RESOLUTION was duly passed:

RESOLUTION

THAT Article 130 be deleted from the company's Articles of Association and that the new Article 130 set out in the appendix to the notice of the meeting be and it is hereby approved and adopted in substitution therefor.

SIR MICHAEL ANGUS
Chairman

O

THE COMPANIES ACT, 1985

COMPANY LIMITED BY SHARES

Special Resolution

OF

THE BOOTS COMPANY PLC

At the ANNUAL GENERAL MEETING of THE BOOTS COMPANY PLC duly convened and held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, London, SW1P 3EE, on Thursday, 22nd July, 1999, the subjoined resolution was duly passed as a Special Resolution.

THAT the following amendments be made to the Company's Articles of Association.

(A) article 7 (Purchase of own shares) be amended by the insertion in the second line, after the words "holders of any class of shares", of the words "and to any requirements imposed by the London Stock Exchange in respect of securities admitted to listing";

(B) article 35 (Right to decline registration of partly paid shares) be amended by the insertion at the end of the paragraph of the words "provided that where such share is admitted to the Official List of the London Stock Exchange such discretion may not be exercised in such a way as to prevent dealings in shares of that class from taking place on an open and proper basis";

(C) article 88 (Identity of directors to retire) be amended by the addition of the following sentence at the end of the paragraph: "In addition, any director who would not otherwise be required to retire shall retire by rotation at the third annual general meeting after his last appointment or reappointment.";

(D) article 100(L) (Permitted interests and voting) be deleted;

(E) article 102(B) (Borrowing Powers) be deleted and the following article 102(B) be inserted in substitution therefor:

"(B) The board shall procure (but as regards subsidiaries of the company only in so far as by the exercise of voting and other rights or powers of control exercisable by the company in relation to its subsidiaries it can procure) that the aggregate principal amount (including any fixed premium payable on final repayment) for the time being remaining undischarged of all moneys borrowed or secured by the company and/or all its subsidiaries (excluding moneys borrowed by any of such companies from and for the time being owing to any other of them) shall not except with the sanction of the company in general meeting exceed an amount equal to four thousand million pounds"; and

(F) article 144(B) (Suspension of rights where non-disclosure of interest) be amended by the insertion of the words "within 7 days" after the words "company shall" at the end of the first sentence.

LORD BLYTH OF ROWINGTON
Chairman

P

THE COMPANIES ACT, 1985

COMPANY LIMITED BY SHARES

Special Resolution

OF

THE BOOTS COMPANY PLC

At the ANNUAL GENERAL MEETING of THE BOOTS COMPANY PLC duly convened and held at The Royal Concert Hall, Royal Centre, Theatre Square, Nottingham NG1 5ND, on Thursday 27th July 2000, the subjoined resolution was duly passed as a Special Resolution.

THAT the company's Articles of Association be amended in the manner set out in Appendix I to the Notice of the Meeting.

M. J. OLIVER
Secretary

Q

No. 27657

THE COMPANIES ACTS 1985 and 1989

COMPANY LIMITED BY SHARES

SPECIAL AND ORDINARY RESOLUTIONS

OF

THE BOOTS COMPANY PLC

At the ANNUAL GENERAL MEETING of THE BOOTS COMPANY PLC duly convened and held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, London SW1P 3EE, on Thursday 25th July 2002, the subjoined resolutions were duly passed of which resolution numbered 1 was passed as an Ordinary resolution and resolution numbered 2 and resolution numbered 3 were passed as Special Resolutions.

ORDINARY RESOLUTION

1 THAT the board be and it is hereby generally and unconditionally authorised to exercise all powers of the company to allot relevant securities within the meaning of section 80 of the Companies Act 1985 up to an aggregate nominal amount of £74.3 million provided that this authority shall expire at the conclusion of the next annual general meeting of the company to be held after the passing of this resolution save that the company may, before such expiry, make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the board may allot relevant securities in pursuance of such offer or agreement as if the authority conferred hereby had not expired.

SPECIAL RESOLUTION

2 THAT the board be and it is hereby empowered pursuant to section 95 of the Companies Act 1985 to allot equity securities (within the meaning of section 94(2) of that Act) pursuant to the authority conferred by the previous resolution for cash as if sub-section 89(1) of that Act did not apply to any such allotment, provided that this power shall be limited to the allotment:

(a) of equity securities in connection with a rights issue in favour of ordinary shareholders where the equity securities respectively attributable to the interest of all ordinary shareholders are proportionate (as nearly as may be) to the respective numbers of ordinary shares held by them provided that the board may make such arrangements or exclusions as they consider necessary or expedient in respect of fractional entitlements or legal or practical problems arising in any overseas territory or the requirements of any regulatory body or stock exchange; and

(b) (otherwise than pursuant to sub-paragraph (a) above) of equity securities up to an aggregate nominal amount not exceeding £11.157 million

and shall expire at the conclusion of the next annual general meeting of the company save that the company may, before such expiry, make an offer or agreement which would or might require equity securities to be allotted after such expiry and the board may allot equity securities in pursuance of such an offer or agreement as if the power conferred hereby had not expired.

SPECIAL RESOLUTION

3 THAT, subject to the company's Articles of Association and section 166 of the Companies Act 1985, the company be and is hereby generally and unconditionally authorised to make one or more market purchases (within the meaning of section 163(3) of that Act) of its own ordinary shares on such terms and in such manner as the directors of the company shall determine, provided that:

(a) the maximum aggregate number of ordinary shares hereby authorised to be acquired is 89,261,000;

(b) the maximum price which may be paid for each ordinary share is not more than 5% above the average of the closing mid market prices for the ordinary shares of the company (derived from the London Stock Exchange Daily Official List) for the five business days prior to the date of purchase and the minimum price per ordinary share is the nominal value thereof in each case exclusive of any expenses payable by the company; and

(c) the authority hereby given shall expire at the conclusion of the next annual general meeting of the company save that the company may make a purchase of ordinary shares after expiry of such authority in execution of a contract of purchase that was made under and before the expiry of such authority.

M. J. OLIVER
Secretary

The Boots Company PLC

(Registered in England and Wales No. 0027657)

At an Extraordinary General Meeting of The Boots Company PLC (the "Company") held at The Boots Company PLC, D31 Conference Room, 1 Thane Road West, Nottingham NG2 3AA at 3.00 p.m. on 19 December 2002 the following special resolution was passed:

THAT:

with effect from the passing of this resolution the articles of association of the Company be and are hereby amended by the adoption and inclusion of the following new Article 149:

"SHARES NOT SUBJECT TO SCHEME OF ARRANGEMENT

(a) In this article 149, the "Scheme" means the scheme of arrangement of the company dated 19 November 2002 under section 425 of the Companies Act 1985, between the company and the holders of the Scheme Shares, in its original form or with or subject to any modification, addition or condition approved or imposed by the Court. Expressions defined in the Scheme shall have the same meaning in this article 149.

(b) Notwithstanding any other provision of these articles, if the company issues any ordinary share after the time at which this article becomes effective and prior to the Scheme becoming effective, such shares shall be allotted and issued subject to the terms of the Scheme and the holders of such shares shall be bound by the Scheme accordingly.

(c) Subject to paragraph (e) of this article 149, if any ordinary shares are issued to any person other than Boots Group (a "new member") after the Scheme has become effective they will, provided that Boots Group is a member of the company, be immediately transferred to Boots Group and/or its nominee(s) in consideration of and conditional on the issue to the new member of an equal number of Boots Group Ordinary Shares as those transferred.

(d) The Boots Group Ordinary Shares issued pursuant to paragraph (c) of this article 149 shall be credited as fully paid and shall rank equally in all respects with all other Boots Group Ordinary Shares in issue at the time and be subject to the Memorandum and Articles of Association of Boots Group from time to time.

(e) The number of Boots Group Ordinary Shares to be allotted and issued under paragraph (c) of this article 149 may be adjusted following any variation in the share capital of either the company or Boots Group or such other event as the directors consider fair and reasonable on such adjusted terms as the board of Boots Group may determine, provided that no such adjustment may be made unless the auditors have confirmed in writing to the directors of the company that, in their opinion, such adjustment is fair and reasonable.

(f) No fraction of a Boots Group Ordinary Share shall be allotted pursuant to this article 149, but the entitlement of each member who would otherwise have been entitled to a fraction of a Boots Group Ordinary Share shall be rounded down to the nearest whole number. Any fractions of a Boots Group Ordinary Share may be aggregated and sold in the market on behalf of the relevant member.

(g) To give effect to any transfer required by this article 149, the company may appoint any person to execute and deliver as transferor a form or instructions of transfer on behalf of the new member in favour of Boots Group and/or its nominee(s) and to agree for and on behalf of the new member to become a member of Boots Group. Pending the registration of Boots Group as the holder of any shares in the company, Boots Group shall be empowered to appoint a person to act as attorney on behalf of the new member in accordance with such directions as Boots Group may give in relation to any dealings with or disposal of such shares (or any interest therein), exercising any rights attached thereto or receiving any distribution or other benefit accruing or payable in respect thereof and, if a person is so appointed to act as attorney, the new member shall not be entitled to exercise any rights attaching thereto except:

(i) to the extent that the person appointed to act as attorney fails to act in accordance with the directions of Boots Group; and

(ii) in accordance with the directions of Boots Group."

JMcGrath

(Chairman)

CE023520083

No. 27657

THE COMPANIES ACTS, 1948 and 1981

COMPANY LIMITED BY SHARES

Memorandum of Association

OF

THE BOOTS COMPANY PLC

1st. The name of the Company is "THE BOOTS COMPANY PLC".

2nd. The Company is to be a public company.

3rd. The Registered Office of the Company will be situated in England and Wales.

4th. The objects for which the Company is established are all or any of the following, the Company having power to do any part of the matters mentioned in one section apart from any other of the said matters, and none of the general or other descriptions given in this Clause being subject to be limited or restrained to matters of the same or some similar kind to those elsewhere in this Clause mentioned or referred to, or to be otherwise limited or restrained by any other part of this Clause not containing an express limitation or restriction, nor by any inference to be drawn from such other part.

(A) To purchase or acquire the business of patent medicine vendors, dispensers, drug merchants, herbalists, manufacturers of proprietary articles, and general store-keepers, carried on by "THE MIDLAND DRUG COMPANY LIMITED," at Goose Gate, Island Street, and Arkwright Street, in the Town of Nottingham; at High Street, in the City of Lincoln; at Snig Hill, and at High Street, Attercliffe, both in the Borough of Sheffield; and elsewhere; and the lands, shops, warehouses, buildings, machinery, plant, material, stock-in-trade, book debts, goodwill and assets of the said business; and to issue fully paid-up shares in the Company to all or any of the shareholders of the before-mentioned selling Company as the whole or part consideration for the purchase.

(B) To carry on and extend the said business, and generally to carry on the business of wholesale, retail, manufacturing and dispensing chemists and druggists, herbalists and patent medicine vendors.

(C) To carry on the business of artists' colourmen, and of manufacturers of and merchants in oils, paints, colours and brushes, and artists' and painters' requisites of all descriptions.

(D) To manufacture and deal in mineral and aerated waters, syrups, and other beverages of all descriptions.

(E) To manufacture and deal in surgical, electrical, photographic, and other scientific apparatus, instruments, and requisites of all descriptions.

(F) To establish and carry on stores in any place or places, and to buy, sell, manufacture and deal in goods, stores, consumable articles, chattels and effects of all kinds both wholesale and retail, to transact every kind of agency business, and to carry on the business in all its branches of a store-keeper.

(G) To carry on any trade, business or mercantile operation which in the opinion of the Directors of the Company may be incident, auxiliary or conducive to the objects aforesaid, or any of them, and whether on account of the Company alone, or with or for any other company or person.

(H) To acquire by purchase or grant, or otherwise, or take out and to work and sell any inventions, patent rights or privileges in connection with the said business, or any other business for the time being carried on by the Company, and to procure foreign patents in respect of any such inventions, and to grant or sell all or any estate or interest of and in the inventions, patent rights, or privileges of or to which the Company may from time to time be possessed or entitled, and to grant licences to use, work, or vend the same.

(I) To purchase or rent, or otherwise acquire and hold any freehold, copyhold or leasehold land, houses, factories, wharves, buildings, and hereditaments in the United Kingdom or elsewhere, and to sell, lease, let and dispose of the same, and to make, construct, and build any buildings or works for the purposes of the Company.

(J) To sell the undertaking, assets, and property of the Company, or any rights or interests therein, or any portion of the same, to any other company, association, or person, for such price in money or shares, and on such terms, as the Company shall sanction, and to take over and acquire by purchase or otherwise the whole or any part of the undertaking, assets, and property of any other company or person, or to amalgamate with any other company established for objects similar in general character to the objects of this Company, and to take and hold any shares, stock, or debentures respectively in any company whatsoever in which the liability of the Members shall be limited to the amount of their shares or stock, and whether such company shall be established in the United Kingdom or elsewhere.

(K) To establish agencies in connection with the business for the time being of the said Company in this country, or in such foreign places as the Directors of the Company may from time to time determine.

(L) To draw, accept, endorse, and make bills of exchange, promissory notes, and other negotiable instruments.

(M) To borrow or receive deposits or loans of money at interest or otherwise, and to make and issue as security for the same, or for any moneys owing by the Company, debenture bonds or stock, or mortgage debentures, or mortgages, or charges, with or without powers of sale, of the whole or any part or parts of the undertaking and property of the Company (including its unpaid Capital, whether called or not), and to lend money upon such security as shall be thought fit, or without security, and to guarantee the payment of any money or the performance of any contract or work by any other company or person.

(N) To maintain, establish, and aid institutions for the benefit of persons whether employed by or having dealings with the Company or not, including schools, libraries, dispensaries, infirmaries, provident societies, clubs, mechanics' and other institutions, and friendly societies and to establish, maintain or support any insurances, funds, trusts or other schemes to benefit any person who is or was a Director, officer or employee of the Company or any company which is or was a subsidiary of or otherwise associated with the Company or the relatives or dependants of such persons and to subscribe, guarantee or pay moneys for any charitable, benevolent, social or other useful object.

(O) To pay all or any servants and workmen employed by the Company such bonus, percentage, or share of the profits of the Company as the Directors of the Company may from time to time think desirable.

(P) To carry on the business of a holding company in all its branches and to acquire such businesses, options, rights, privileges, stocks, shares, debentures, debenture stock, bonds, obligations, securities, and other property and rights and interests in property as the Company shall deem fit and to hold, manage, develop, sell or dispose of the same; and to vary any of the investments of the Company, and to co-ordinate the policy and administration of and provide management assistance and finance to any companies of which the Company is a member or which are in any manner controlled by, or connected with, the Company.

Added by Special Resolution dated 23rd July, 1987.

(Q) Subject to such terms and conditions as may be thought fit, to enter into, carry on and participate in financial transactions and operations of all kinds including (without limitation) interest rate swaps, options (including traded options), swap option contracts, currency swaps, forward exchange contracts, futures contracts, forward rate agreements, contracts for differences or other financial instruments including hedging agreements of any kind all or any of which may be on a fixed and/or floating rate basis and/or in respect of Sterling (and any other currencies or basket of currencies including but not limited to European Currency Units (as the same may from time to time be designated or constituted)) or commodities of any kind and to undertake, carry on and execute all kinds of financial, commercial, trading, trust, agency and other operations.

Added by Special Resolution dated 25th July, 1991.

(R) To do all such things as are incidental or conducive to the attainment of the above objects.

5th. The liability of the Members is Limited.

6th. The Capital of the Company is £80,000 divided into 800 shares of £100 each; which shares, and all other shares of which the present or any future Capital shall consist may be issued at a premium, and may be divided into different classes, and may have such preference, guarantee, or privilege, as between themselves, as shall be in conformity with the regulations of the Company from time to time, and may, when fully paid up, be converted into Stock.

See Notes Below

NOTES:

The Capital of the Company at 3rd September, 1986 is £300,000,000 divided into 1,200,000,000 Ordinary Shares of 25p each, the original Capital having been increased from time to time and reduced, as follows:

1. (A) On 21st December, 1900, increased to £180,000 by the creation of 100,000 new shares of £1 each.

   (B) On 6th June, 1902, increased to £355,000 by the creation of 120,000 new shares of £1 each and 550 new shares of £100 each.

   (C) On 11th September, 1905, increased to £600,000 by the creation of 245,000 new shares of £1 each.

   (D) On 6th February, 1911, increased to £1,000,000 by the creation of 400,000 new shares of £1 each.

(E) On 23rd July, 1914, increased to £1,250,000 by the creation of 250,000 new shares of £1 each.

(F On 3rd December, 1917, increased to £1,500,000 by the creation of 250,000 new shares of £1 each.

(G) On 5th January, 1920, increased to £1,750,000 by the creation of 2,500 new shares of £100 each.

(H) On 28th March, 1923, increased to £2,400,000 by the creation of 650,000 new shares of £1 each (on this date each of 3,600 shares of £100 each were divided into 100 shares of £1 each).

(I) On 12th January, 1926, increased to £2,900,000 by the creation of 500,000 new shares of £1 each.

(J) On 10th October, 1933, each of the 1,500,000 issued and fully paid Ordinary Shares of £1 each was divided into 4 Ordinary Shares of 5s. each.

(K) On 7th June, 1934, increased to £3,000,000 by the creation of 400,000 new Ordinary Shares of 5s. each.

(L) On 10th July, 1947, increased to £4,000,000 by the creation of 4,000,000 new Ordinary Shares of 5s. each.

(M) On 12th July, 1951, increased to £8,000,000 by the creation of 16,000,000 new Ordinary Shares of 5s. each.

(N) On 14th July, 1955, increased to £15,000,000 by the creation of 28,000,000 new Ordinary Shares of 5s. each.

(O) On 22nd November, 1960, increased to £40,000,000 by the creation of 100,000,000 new Ordinary Shares of 5s. each.

(P) On 16th July, 1964, increased to £50,000,000 by the creation of 40,000,000 new Ordinary Shares of 5s. each.

(Q) On 31st March, 1965, reduced to £48,600,000 and immediately increased to £50,000,000 by the creation of 5,600,000 new Ordinary Shares of 5s. each (see Note 2 below).

(R) On 17th July, 1975, increased to £100,000,000 by the creation of 200,000,000 new Ordinary Shares of 25p each.

(S) On 21st July, 1983, increased to £225,000,000 by the creation of 500,000,000 new Ordinary Shares of 25p each.

(T) On 3rd September, 1986, increased to £300,000,000 by the creation of 300,000,000 new Ordinary Shares of 25p each.

2. On 31st March, 1965, pursuant to an Order of the High Court of Justice dated 22nd March, 1965, the Capital of the Company was reduced and subsequently increased. A copy of the Minute approved by the Court and set out in the Schedule to such Order and which, by virtue of Section 69 of the Companies Act 1948, is deemed to be substituted for the corresponding part of the Company's Memorandum of Association, is annexed.

WE, the several persons whose names, addresses and descriptions, are subscribed, are desirous of being formed into a Company in pursuance of this Memorandum of Association, and we respectively agree to take the number of shares in the capital of the Company set opposite our respective names.

NAMES, ADDRESSES AND DESCRIPTIONS OF SUBSCRIBERS	Number of Shares taken by each Subscriber
JESSE BOOT, Mapperley, Nottingham, Drug Merchant	One
THOMAS CUTLER, 15 College Street, Nottingham, Drug Merchant	One
HY. G. JALLAND, Heathcote Buildings, Nottingham, Wine Merchant	One
WILLIAM NEVILLE, SENIOR, Sherwood Rise, Lace Agent, Nottingham	One
WILLIAM NEVILLE, JUNIOR, Chilwell, Notts., Lace Manufacturer	One
FRANCIS WILLIAM VICTOR MITCHELL, 204 Hagley Road, Edgbaston, Penmaker	One
GEORGE COLLISON TUTING PARSONS, 120 Colmore Row, Birmingham, Chartered Accountant	One

DATED the 5th day of November, 1888.

WITNESS to the signatures of JESSE BOOT, THOMAS CUTLER, HENRY GIBSON JALLAND, WILLIAM NEVILLE, Senior, and WILLIAM NEVILLE, Junior–

ALFRED ROBINSON, Solicitor,
Clerk to Messrs. WELLS & HIND, Solicitors,
Nottingham.

WITNESS to the signatures of FRANCIS WILLIAM VICTOR MITCHELL and GEORGE COLLISON TUTING PARSONS–

JOSEPH NICHOLLS,
54 St. Mary Street, Birmingham,
Clerk.

Articles of Association

OF

THE BOOTS COMPANY PLC

(as amended up to and including 27th July, 2000)

INTERPRETATION

1. No regulations set out in any statute, or in any statutory instrument or other subordinate legislation made under any statute, concerning companies shall apply as the regulations or articles of the company. Exclusion of Table A

2. In these articles unless the context otherwise requires:- Definitions

'address' means the same as in the Companies Acts and, in relation to electronic communications, may include any number or address used for the purpose of such communication;

'these articles' means these articles of association as altered from time to time by special resolution and the expression **'this article'** shall be construed accordingly;

'the auditors' means the auditors for the time being of the company or, in the case of joint auditors, any one of them;

'the board' means the board of directors from time to time of the company or the directors present at a meeting of the directors at which a quorum is present;

'clear days' in relation to the period of a notice means that period excluding the day when the notice is served or deemed to be served and the day for which it is given or on which it is to take effect;

'the Companies Acts' means every statute (including any orders regulations or other subordinate legislation made under it) from time to time in force concerning companies in so far as it applies to the company;

'electronic communication' shall have the same meaning in these articles as that which is defined in any act which may amend the Companies Acts to that effect;

'the holder' in relation to any shares means the member whose name is entered in the register as the holder of those shares;

'the Listing Rules' means the rules and regulations which are made from time to time by the relevant competent body for the purpose of the regulation of the listing of the company's securities;

'member' means a member of the company;

'the office' means the registered office of the company;

'paid up' means paid up or credited as paid up;

'person entitled by transmission' means a person whose entitlement to a share in consequence of the death or bankruptcy of a member or of any other event giving rise to its transmission by operation of law has been noted in the register;

'the register' means the register of members of the company;

'seal' means any common or official seal that the company may be permitted to have under the Companies Acts;

'the secretary' means the secretary, or (if there are joint secretaries) any one of the joint secretaries, of the company and includes an assistant or deputy secretary and any person appointed by the board to perform any of the duties of the secretary;

'United Kingdom' means Great Britain and Northern Ireland;

references to a document being **executed** include references to its being executed under hand or under seal or by any other method;

references to **writing** include references to any method of representing or reproducing words in a legible and non-transitory form;

words or expressions to which a particular meaning is given by the Companies Acts in force when these articles or any part of these articles are adopted bear the same meaning in these articles or that part (as the case may be) save that the word **'company'** shall include any body corporate; and

references to a **meeting** shall not be taken as requiring more than one person to be present if any quorum requirement can be satisfied by one person.

Headings and **notes** are included only for convenience and shall not affect meaning.

rm of solution

3. (A) Subject to the Companies Acts, where for any purpose an ordinary resolution of the company is required, a special or extraordinary resolution shall also be effective and where for any purpose an extraordinary resolution is required a special resolution shall also be effective.

(B) A resolution in writing or by means of electronic communication signed by or on behalf of each member who would have been entitled to vote upon it if it had been proposed at a general meeting at which he was present shall be as effectual as if it had been passed at a general meeting properly convened and held and may consist of several instruments in the like form which may, if the board in its absolute discretion decides, be in writing or by means of electronic communication each executed by or on behalf of one or more of the members.

SHARE CAPITAL

thorised share ital

4. The authorised share capital of the company at the date of adoption of this article is £300,000,000 divided in 1,200,000,000 ordinary shares of 25 pence each.

hts attached shares

5. Subject to the provisions of the Companies Acts and to any rights conferred on the holders of any other shares, any share may be issued with or have attached to it such rights and restrictions as the company may by ordinary resolution decide or, if no such resolution has been passed or so far as the resolution does not make specific provision, as the board may decide. Any share may be issued in, or converted into,

uncertificated form in accordance with any regulations, rules and procedures concerning uncertificated shares. Title to any uncertificated shares of the company may only be evidenced and transferred without a written instrument in accordance with any regulations, rules and procedures concerning uncertificated shares, and, subject to such regulations, rules and procedures, the board shall have power to implement any arrangements it may think fit for such evidencing and transfer.

6. Subject to the provisions of the Companies Acts and to any rights conferred on the holders of any other shares, any share may be issued which is to be redeemed, or is to be liable to be redeemed at the option of the company or the holder. Redeemable shares

7. Subject to the provisions of the Companies Acts and to any rights conferred on the holders of any class of shares and to any requirements imposed by the Listing Rules applicable to the relevant securities, the company may purchase all or any of its shares of any class, including any redeemable shares. Purchases or contracts for the purchase of, or under which the company may become entitled or obliged to purchase, shares in the company shall be authorised by such resolution of the company as may be required by the Companies Acts and by an extraordinary resolution passed at a separate general meeting of the holders of any class of shares which at the date on which the purchases or contracts are authorised by the company in general meeting entitle them, either immediately or at any time later on, to convert all or any of the shares of that class held by them into equity share capital of the company. Neither the company nor the board shall be required to select the shares to be purchased rateably or in any other particular manner as between the holders of shares of the same class or as between them and the holders of shares of any other class or in accordance with the rights as to dividends or capital conferred by any class of shares. Purchase of own shares

8. Subject to the provisions of the Companies Acts, all or any of the rights for the time being attached to any class of shares for the time being issued may from time to time (whether or not the company is being wound up) be varied with the consent of the holders of not less than three-fourths in nominal value of the issued shares of that class or with the sanction of an extraordinary resolution passed at a separate general meeting of the holders of those shares. All the provisions of these articles as to general meetings of the company shall mutatis mutandis apply to any such separate general meeting, but so that the necessary quorum shall be a person or persons holding or representing by proxy not less than one-third in nominal value of the issued shares of the class, that every holder of shares of the class shall be entitled on a poll to one vote for every share of the class held by him, that any holder of the shares of the class present in person or by proxy may demand a poll and that at any adjourned meeting of the holders one holder present in person or by proxy (whatever the number of shares held by him) shall be a quorum. Variation of rights

9. The rights conferred upon the holders of any shares shall not, unless otherwise expressly provided in the rights attaching to those shares, be deemed to be varied by the creation or issue of further shares ranking pari passu with them. Pari passu issues

10. Subject to the provisions of the Companies Acts and these articles, the unissued shares of the company (whether forming part of the original or any increased capital) shall be at the disposal of the board which may offer, allot, grant options over or otherwise dispose of them to such persons, at such times and for such consideration and upon such terms as the board may decide. Unissued shares

11. The company may in connection with the issue of any shares exercise all powers of paying commission and brokerage conferred or permitted by the Companies Acts. Payment of commission

12. Except as ordered by a court of competent jurisdiction or as required by law, no person shall be recognised by the company as holding any share upon any trust and the company shall not be bound by or required in any way to recognise (even when having notice of it) any interest in any share other than an absolute right to the whole of the share in the holder. Trusts not recognised

CERTIFICATES

ight to share ertificate

13. Every person (except a stock exchange nominee in respect of which the company is not by law required to complete and have ready for delivery a certificate) whose name is entered in the register as a holder of any shares shall be entitled, without payment, to receive within 14 days after allotment or lodgment of a transfer to him of those shares (or within such other period as the terms of the issue shall provide) or, where the shares have been converted into certificated form, within two months of the date of conversion one certificate for all those shares of any one class or several certificates each for one or more of the shares of the class in question upon payment for every certificate after the first of such reasonable out-of-pocket expenses as the board may from time to time decide. In the case of a share held jointly by several persons, delivery of a certificate to one of several joint holders shall be sufficient delivery to all. A member (except such a nominee) who transfers some but not all of the shares comprised in a certificate shall be entitled to a certificate for the balance without charge. No person shall be entitled to a certificate for any uncertificated shares.

placement of are certificates

14. If a share certificate is defaced, worn out, lost or destroyed, it may be replaced without fee but on such terms (if any) as to evidence and indemnity and to payment of any exceptional out-of-pocket expenses of the company in investigating the evidence and preparing the indemnity as the board may decide and, where it is defaced or worn out, after delivery of the old certificate to the company.

aling of rtificates

15. Every share certificate shall be executed under a seal or in such other manner as the board having regard to the terms of issue and any listing requirements may authorise, and shall specify the number and class of the shares to which it relates and the amount or respective amounts paid up on the shares. The board may by resolution decide, either generally or in any particular case or cases, that any signatures on any share certificates need not be autographic but may be applied to the certificates by some mechanical means or may be printed on them or that the certificates need not be signed by any person.

LIEN

mpany's lien shares not ly paid

16. The company shall have a first and paramount lien on every share (not being a fully paid share) for all amounts payable to the company (whether presently or not) in respect of that share. The company's lien on a share shall extend to every amount payable in respect of it. The board may at any time either generally or in any particular case waive any lien that has arisen or declare any share to be wholly or in part exempt from the provisions of this article.

forcing lien by e

17. The company may sell, in such manner as the board may decide, any shares on which the company has a lien if a sum in respect of which the lien exists is presently payable and is not paid within fourteen clear days after a notice in writing has been served on the holder of the shares, demanding payment and stating that if the notice is not complied with the shares may be sold. For giving effect to the sale the board may authorise some person to execute an instrument of transfer of the shares sold to or in accordance with the directions of the purchaser. The transferee shall not be bound to see to the application of the purchase money, nor shall his title to the shares be affected by any irregularity or invalidity in reference to the sale.

plication of ceeds of sale

18. The net proceeds, after payment of the costs, of the sale by the company of any shares on which it has a lien shall be applied in or towards payment or discharge of the debt or liability in respect of which the lien exists so far as it is presently payable, and any residue shall (subject to a like lien for debts or liabilities not presently payable as existed upon the shares prior to the sale and upon surrender, if required by the company, for cancellation of the certificate for the shares sold) be paid to the person who was the holder immediately before the sale.

CALLS ON SHARES

19. Subject to the terms of issue, the board may from time to time make calls upon the members in respect of any moneys unpaid on their shares (whether on account of the nominal amount of the shares or by way of premium) and not payable on a date fixed by or in accordance with the terms of issue, and each member shall (subject to the company serving upon him at least fourteen clear days' notice in writing or by means of electronic communication specifying when and where payment is to be made) pay to the company as required by the notice the amount called on his shares, A call may be revoked or postponed as the board may decide. A person upon whom a call is made shall remain liable for all calls made upon him notwithstanding the subsequent transfer of the shares in respect of which the call was made. Calls

20. A call may be made payable by instalments and shall be deemed to have been made at the time when the resolution of the board authorising the call was passed. Payment on calls

21. The joint holders of a share shall be jointly and severally liable to pay all calls in respect of the share. Liability of joint holders

22. If a call remains unpaid after it has become due and payable, the person from whom it is due and payable shall pay interest on the amount unpaid from the day it is due and payable to the time of actual payment at such rate, not exceeding 20 per cent. per annum, as the board may decide, but the board shall be at liberty to waive payment of the interest wholly or in part. Interest due on non-payment

23. Any amount which becomes payable in respect of a share on allotment or on any other date fixed by or in accordance with the terms of issue, whether in respect of the nominal amount of the share or by way of premium or as an instalment of a call, shall be deemed to be a call and, if it is not paid, all the provisions of these articles shall apply as if the sum had become due and payable by virtue of a call. Sums due on allotment treated as calls

24. Subject to the terms of issue, the board may on the issue of shares differentiate between the allottees or holders as to the amount of calls to be paid and the times of payment. Power to differentiate

25. The board may, if it thinks it, receive from any member who is willing to advance them all or any part of the moneys uncalled and unpaid upon any shares held by him and upon all or any of the moneys so advanced may (until they would, but for the advance, become presently payable) pay interest at such rate, not exceeding (unless the company by ordinary resolution shall otherwise direct) 20 per cent. per annum, as the board may decide. Payment of calls in advance

FORFEITURE OF SHARES

26. If any call or instalment of a call remains unpaid on any share after the day appointed for payment, the board may at any time serve a notice on the holder requiring payment of so much of the call or instalment as is unpaid, together with any interest which may have accrued. Notice if call or instalment not paid

27. The notice shall name a further day (not being less than fourteen clear days from the date of the notice) on or before which, and the place where, the payment required by the notice is to be made and shall state that in the event of non-payment on or before the day and at the place appointed, the shares in respect of which the call was made or instalment is payable will be liable to be forfeited. The board may accept the surrender of any share liable to be forfeited and, in that event, references in these articles to forfeiture shall include surrender. Form of notice

orfeiture if on-compliance ith notice

28. If the notice is not complied with, any share in respect of which it was given may, at any time before payment of all calls or instalments and interest due in respect of it has been made, be forfeited by a resolution of the board to that effect and the forfeiture shall include all dividends declared and other moneys payable in respect of the forfeited shares and not paid before the forfeiture.

otice after rfeiture

29. When any share has been forfeited, notice of the forfeiture shall be served upon the person who was before forfeiture the holder of the share but no forfeiture shall be invalidated by any omission or neglect to give the notice.

les of rfeited shares

30. Until cancelled in accordance with the requirements of the Companies Acts, a forfeited share shall be deemed to be the property of the company and may be sold, re-allotted or otherwise disposed of either to the person who was, before forfeiture, the holder or to any other person upon such terms and in such manner as the board shall decide. The board may for the purposes of the disposal authorise some person to execute an instrument of transfer to the designated transferee. The company may receive the consideration (if any) given for the share on its disposal and may register the transferee as the holder of the share. At any time before a sale, re-allotment or disposal the forfeiture may be cancelled by the board on such terms as the board may decide.

rears to be paid twithstanding feitures

31. A person whose shares have been forfeited shall cease to be a member in respect of them and shall surrender to the company for cancellation the certificate for the forfeited shares but shall remain liable to pay to the company all moneys which at the date of the forfeiture were payable by him to the company in respect of those shares with interest thereon at the rate of 20 per cent, per annum (or such lower rate as the board may decide) from the date of forfeiture until payment, and the company may enforce payment without being under any obligation to make any allowance for the value of the shares forfeited or for any consideration received on their disposal.

itutory claration as forfeiture

32. A statutory declaration that the declarant is a director of the company or the secretary and that a share has been forfeited on a specified date shall be conclusive evidence of the facts stated in it as against all persons claiming to be entitled to the share. The declaration shall (subject to the execution of an instrument of transfer if necessary) constitute a good title to the share and the person to whom the share is disposed of shall not be bound to see to the application of the purchase money (if any) nor shall his title to the share be affected by any irregularity or invalidity in the proceedings relating to the forfeiture, sale, re-allotment or disposal.

TRANSFER OF SHARES

m of transfer

33. (A) Title to any securities of the company may be evidenced and transferred without a written instrument in accordance with statutory regulations from time to time made under the Companies Acts and the board shall have power to implement any arrangements it may think fit for such evidencing and transfer which accord with those regulations.

(B) Subject to such of the restrictions of these articles as may be applicable, any member may transfer all or any of his shares by an instrument of transfer in any usual form or in any other form which the board may approve.

ecution of nsfer

34. The instrument of transfer of a share (if an instrument of transfer is required) shall be executed by or on behalf of the transferor and (in the case of a partly paid share) the transferee, and the transferor shall be deemed to remain the holder of the share until the name of the transferee is entered in the register in respect of it. All instruments of transfer, when registered, may be retained by the company.

ht to decline istration of tly paid shares

35. The board may, in its absolute discretion and without giving any reason for so doing, decline to register any transfer of any share which is not a fully paid share provided that where such share is admitted to the Official List such discretion may not

be exercised in such a way as to prevent dealings in shares of that class from taking place on an open and proper basis.

36. The board may also decline to register any transfer (if an instrument of transfer is required) unless:- Other rights to decline registration

(a) the instrument of transfer is lodged with the company accompanied by the certificate for the shares to which it relates and such other evidence as the board may reasonably require to show the right of the transferor to make the transfer,

(b) the instrument of transfer is in respect of only one class of share, and

(c) in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four.

The board may also decline to register any transfer of an uncertificated share to joint holders unless the number of joint holders to whom the share is to be transferred does not exceed four.

37. If the board declines to register an instrument of transfer of a share it shall, within two months after the date on which the instrument of transfer was lodged, send to the transferee notice of the refusal. Notice of refusal

38. No fee shall be charged by the company for registering any transfer or other document relating to or affecting the title to any share or for making any other entry in the register. No fee for registration

39. The company may sell any shares in the company on behalf of the holder of, or person entitled by transmission to, the shares by instructing such person as the company may deem appropriate to sell them at the the best price reasonably obtainable at the time of sale if:- Untraced shareholders

(a) the shares have been in issue throughout the qualifying period and at least three cash dividends have become payable on the shares during the qualifying period,

(b) no cash dividend payable on the shares has either been claimed by presentation to the paying bank of the relevant cheque or warrant or been satisfied by the transfer of funds to a bank account designated by the holder of, or person entitled by transmission to, the shares at any time during the relevant period,

(c) so far as any director of the company at the end of the relevant period is then aware, the company has not at any time during the relevant period received any communication from the holder of, or person entitled by transmission to, the shares, and

(d) the company has caused two advertisements to be published, one in a daily newspaper with a national circulation and the other in a newspaper circulating in the area of the address of the holder of, or person entitled by transmission to, the shares shown in the register, giving notice of its intention to sell the shares and a period of three months has elapsed from the date of publication of the advertisements or of the later of the two advertisements to be published if they are published on different dates.

For the purpose of this article:

'the qualifying period' means the period of twelve years immediately preceding the date of publication of the advertisements referred to in sub-paragraph (d) above or of the first of the two advertisements to be published if they are published on different dates; and

'the relevant period' means the period beginning at the commencement of the qualifying period and ending on the date when all the requirements of sub-paragraphs (a) to (e) above have been satisfied.

If, after the publication of either or both of the advertisements referred to in sub-paragraph (d) above but before the company has become entitled to sell the shares pursuant to this paragraph of this article, the requirements of sub-paragraph (b) or (c) above cease to be satisfied, the company may nevertheless sell those shares after the requirements of sub-paragraphs (a) to (d) above have been satisfied afresh in relation to them.

If during any relevant period further shares have been issued in right of those held at the beginning of that relevant period or of any previously so issued during that relevant period and all the requirements of sub-paragraphs (b) to (d) above have been satisfied in regard to the further shares, the company may also sell the further shares.

To give effect to any sale of shares pursuant to this article the board may authorise some person to transfer the shares in question and an instrument of transfer executed by that person shall be as effective as if it had been executed by the holder of, or person entitled by transmission to, the shares. The purchaser shall not be bound to see to the application of the purchase moneys nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings relating to the sale. The net proceeds of sale shall belong to the company and, upon their receipt, the company shall become indebted to the former holder of, or person entitled by transmission to, the shares for an amount equal to the net proceeds. No trust shall be created in respect of the debt and no interest shall be payable in respect of it and the company shall not be required to account for any moneys earned from the net proceeds which may be employed in the business of the company or as it thinks fit.

TRANSMISSION OF SHARES

ansmission on eath

40. If a member dies, the survivor or survivors, where he was a joint holder, and his personal representatives, where he was a sole holder or the only survivor of joint holders, shall be the only persons recognised by the company as having any title to his shares; but nothing contained in these articles shall release the estate of a deceased holder from any liability in respect of any share held by him solely or jointly with other persons.

try of insmission in gister

41. Where the entitlement of a person to a share in consequence of the death or bankruptcy of a member or of any other event giving rise to its transmission by operation of law is proved to the satisfaction of the board, the board shall within two months after proof cause the entitlement of that person to be noted in the register.

ection of rson entitled transmission

42. Any person entitled by transmission to a share may, subject as provided elsewhere in these articles, elect either to become registered as the holder of the share or to have some person nominated by him registered as the holder. If he elects to be registered himself as the holder of a share, he shall give notice to the company to that effect. If he elects to have another person registered, he shall execute an instrument of transfer of the share in favour of that person. All the provisions of these articles relating to the transfer of shares shall apply to the notice or instrument of transfer as if the death or bankruptcy of the member or other event giving rise to the transmission had not occurred and the notice or instrument of transfer was an instrument of transfer executed by the member.

ghts of person titled by insmission

43. Where a person becomes entitled by transmission to a share, the rights of the holder in relation to that share shall cease, but the person entitled by transmission to the share may give a good discharge for any dividends or other moneys payable in respect of it and shall have the same rights in relation to the share as he would have had if he were the holder of it save that, until he becomes the holder, he shall not be entitled in respect of the share to attend or vote at any general meeting of the company or at any separate general meeting of the holders of any class of shares in the company. The board may at any time give notice requiring the person to elect either to be registered himself or to transfer the share and if the notice is not complied with

within sixty days the board may withhold payment of all dividends and other moneys payable in respect of the share until the requirements of the notice have been complied with.

ALTERATION OF SHARE CAPITAL

44. The company may from time to time by ordinary resolution:- Increase, consolidation, sub-division and cancellation

(a) increase its share capital by such sum to be divided into shares of such amount as the resolution shall prescribe,

(b) consolidate and divide all or any of its share capital into shares of larger amount than its existing shares,

(c) subject to the provisions of the Companies Acts, sub-divide its shares or any of them into shares of smaller amount and the resolution may determine that, as between the shares resulting from the sub-division, any of them may have any preference or advantage or be subject to any restriction as compared with the others provided that none of the shares resulting from the sub-division may have any right, preference or advantage not attached to the shares immediately prior to their sub-division and

(d) cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled.

45. Whenever as a result of a consolidation of shares any members would become entitled to fractions of a share, the board may deal with the fractions as it thinks fit and in particular may sell the shares representing the fractions to any person (including, subject to the provisions of the Companies Acts, the company) and distribute the net proceeds of sale in due proportion among those members and the board may authorise some person to transfer or deliver the shares to, or in accordance with the directions of, the purchaser. The person to whom any shares are transferred or delivered shall not be bound to see to the application of the purchase money nor shall his title to the shares be affected by any irregularity in, or invalidity of, the proceedings relating to the sale. Fractions

46. Subject to the provisions of the Companies Acts, the company may by special resolution reduce its share capital, any capital redemption reserve and any share premium account in any way. Reduction of capital

GENERAL MEETINGS

47. Any general meeting of the company other than an annual general meeting shall be called an extraordinary general meeting. Extraordinary general meetings

48. The board shall convene and the company shall hold general meetings as annual general meetings in accordance with the requirements of the Companies Acts. Annual general meetings

49. The board may convene an extraordinary general meeting whenever it thinks fit. Calling of extraordinary general meetings

50. The provisions of these articles relating to general meetings shall apply, with necessary modifications, to any separate general meeting of the holders of shares of a class held otherwise than in connection with the variation or abrogation of the rights attached to shares of the class. The notice of any such separate general meeting given before the date of the adoption of this article shall be as valid as if this article had been in force at the date when the notice was given. Separate general meetings

NOTICE OF GENERAL MEETINGS

ength of notice

51. An annual general meeting and an extraordinary general meeting called for the passing of a special resolution or a resolution appointing a person as a director shall be called by not less than twenty-one clear days' notice in writing. All other extraordinary general meetings shall be called by not less than fourteen clear days' notice in writing. The notice shall specify the place, day and time of the meeting, and the general nature of the business to be transacted. Notice of every general meeting shall be given to all members other than any who, under the provisions of these articles or the terms of issue of the shares they hold, are not entitled to receive such notices from the company, and also to the auditors or, if more than one, each of them. References in this article to notice in writing include the use of electronic communication and publication on a web site or sites in accordance with the Companies Acts.

Notwithstanding that a meeting of the company is called by shorter notice than that specified in this article, it shall be deemed to have been properly called if it is so agreed:-

(a) in the case of an annual general meeting, by all the members entitled to attend and vote at the meeting and

(b) in the case of any other meeting, by a majority in number of the members having a right to attend and vote at the meeting, being a majority together holding not less than 95 per cent. in nominal value of the shares giving that right.

nission or non-
ceipt of notice

52. The accidental omission to give notice of a meeting including any in the form of electronic communication or (in cases where appointments of proxy are sent out with the notice including any in the form of electronic communication) the accidental omission to send an appointment of proxy to, or the non-receipt of either or both by, any person entitled to receive the notice shall not invalidate the proceedings at that meeting.

PROCEEDINGS AT GENERAL MEETINGS

iorum

53. No business shall be transacted at any general meeting unless a quorum is present when the meeting proceeds to business, but the absence of a quorum shall not preclude the choice or appointment of a chairman. Save as otherwise provided by these articles, three members present in person or by proxy and entitled to vote shall be a quorum for all purposes and a corporation being a member shall be deemed for the purpose of this article to be personally present if represented by proxy or by a duly appointed corporate representative.

icedure if
orum not
isent

54. If within five minutes (or such longer time not exceeding one hour as the chairman of the meeting may decide to wait) after the time appointed for the commencement of the meeting a quorum is not present, the meeting shall stand adjourned to such other day (not being less than ten nor more than twenty-eight days later) and at such other time or place as the chairman of the meeting may decide and at such adjourned meeting one member present in person or by proxy (whatever the number of shares held by him) shall be a quorum. The company shall give not less than seven clear days' notice in writing of any meeting adjourned through want of a quorum and the notice shall state that one member present in person or by proxy (whatever the number of shares held by him) shall be a quorum.

angements for
iultaneous
endance

55. In the case of any general meeting the board may, notwithstanding the specification in the notice of the place of the general meeting (the **'Principal Place'**) at which the chairman of the meeting shall preside, make arrangements for simultaneous attendance and participation at other places by members and proxies entitled to attend the general meeting but excluded from the Principal Place under the provisions of this and/or the following two articles.

56. Such arrangements for simultaneous attendance at the meeting may include arrangements regarding the level of attendance as aforesaid at the other places provided that they shall operate so that any members and proxies excluded from attendance at the Principal Place are able to attend at one of the other places. For the purpose of all other provisions of these articles any such meeting shall be treated as being held and taking place at the Principal Place. Arrangements regarding level of attendance

57. The board may, for the purpose of facilitating the organisation and administration of any general meeting to which such arrangements apply, from time to time make arrangements, whether involving the issue of tickets (on a basis intended to afford to all members and proxies entitled to attend the meeting an equal opportunity of being admitted to the Principal Place) or the imposition of some random means of selection or otherwise as it shall in its absolute discretion consider to be appropriate, and may from time to time vary any such arrangements or make new arrangements in their place and the entitlement of any member or proxy to attend a general meeting at the Principal Place shall be subject to such arrangements as may be for the time being in force whether stated in the notice of the meeting to apply to that meeting or notified to the members concerned subsequent to the provision of the notice of the meeting. Selection for attendance

58. The board may direct that members or proxies wishing to attend any general meeting should submit to such searches or other security arrangements or restrictions as the board shall consider appropriate in the circumstances and shall be entitled in its absolute discretion to refuse entry to such general meeting to any member or proxy who fails to submit to such searches or otherwise to comply with such security arrangements or restrictions. Security arrangements

59. The chairman (if any) of the board or, in his absence, the deputy chairman (if any) shall preside as chairman at every general meeting. If there is no chairman or deputy chairman, or if at any meeting neither the chairman nor any deputy chairman is present within five minutes after the time appointed for the commencement of the meeting, or if neither the chairman nor any deputy chairman is willing to act as chairman, the directors present shall choose one of their number to act, or if one director only is present he shall preside as chairman if willing to act. If no director is present, or if each of the directors present declines to take the chair, the persons present and entitled to vote shall appoint one of their number to be chairman. Chairman of general meeting

60. The chairman shall take such action as he thinks fit to promote the orderly conduct of the business of the meeting as laid down in the notice of the meeting and the chairman's decision, made in good faith, on matters of procedure or arising incidentally from the business of the meeting shall be final as shall be his determination, acting in good faith, as to whether any matter is of such a nature. Orderly conduct

61. Each director shall be entitled to attend and speak at any general meeting of the company and at any separate general meeting of the holders of any class of shares in the company. Directors' right to attend and speak

62. The chairman may at any time without the consent of the meeting adjourn any meeting (whether or not it has commenced or a quorum is present) either sine die or to another time or place where it appears to him that (a) the members wishing to attend cannot be conveniently accommodated in the place appointed for the meeting (b) the conduct of persons present prevents or is likely to prevent the orderly continuation of business or (c) an adjournment is otherwise necessary so that the business of the meeting may be properly conducted. In addition, the chairman may at any time with the consent of any meeting at which a quorum is present (and shall if so directed by the meeting) adjourn the meeting either sine die or to another time or place. When a meeting is adjourned sine die the time and place for the adjourned meeting shall be fixed by the board. No business shall be transacted at any adjourned meeting except business which might properly have been transacted at the meeting had the adjournment not taken place. Adjournments

Notice of adjournment

63. When a meeting is adjourned for three months or more, or sine die, notice of the adjourned meeting shall be given as in the case of an original meeting. Except where these articles otherwise require, it shall not be necessary to give any notice of an adjourned meeting or of the business to be transacted at an adjourned meeting.

AMENDMENTS

Amendments to resolutions

64. In the case of a resolution duly proposed as a special or extraordinary resolution no amendment thereto (other than an amendment to correct a patent error) may be considered or voted upon and in the case of a resolution duly proposed as an ordinary resolution no amendment thereto (other than an amendment to correct a patent error) may be considered or voted upon unless either at least forty-eight hours prior to the time appointed for holding the meeting or adjourned meeting at which such ordinary resolution is to be proposed notice in writing of the terms of the amendment and intention to move the same has been lodged at the office or the chairman in his absolute discretion decides that it may be considered or voted upon.

Amendments ruled out of order

65. If an amendment shall be proposed to any resolution under consideration but shall be ruled out of order by the chairman of the meeting the proceedings on the substantive resolution shall not be invalidated by any error in such ruling.

VOTING

Method of voting

66. At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is properly demanded. Subject to the Companies Acts, a poll may be demanded by:-

(a) the chairman of the meeting, or

(b) at least five members present in person or by proxy and entitled to vote, or

(c) any member or members present in person or by proxy and representing in the aggregate not less than one-tenth of the total voting rights of all the members having the right to attend and vote at the meeting, or

(d) any member or members present in person or by proxy and holding shares conferring a right to attend and vote at the meeting on which there have been paid up sums in the aggregate equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

Unless a poll is so demanded and the demand is not withdrawn, a declaration by the chairman that a resolution has been carried or carried unanimously or by a particular majority or not carried by a particular majority or lost shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded for or against the resolution.

Procedure if poll demanded

67. If a poll is properly demanded it shall be taken in such manner as the chairman shall direct and he may appoint scrutineers who need not be members. The result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

When poll to be taken

68. A poll demanded on the election of a chairman, or on a question of adjournment, shall be taken forthwith. A poll demanded on any other question shall be taken either forthwith or on such date (being not later than thirty days after the date of the demand) and at such time and place as the chairman shall direct. It shall not be necessary (unless the chairman otherwise directs) for notice to be given of a poll.

69. The demand for a poll shall not prevent the continuance of a meeting for the transaction of any business other than the question on which the poll was demanded, and it may be withdrawn with the consent of the chairman at any time before the close of the meeting or the taking of the poll, whichever is the earlier, and in that event shall not invalidate the result of a show of hands declared before the demand was made. Continuance of other business after poll demand

70. On a poll votes may be given either personally or by proxy. A member may appoint more than one proxy to attend on the same occasion. Votes on a poll

71. In the case of an equality of votes at a general meeting, whether on a show of hands or on a poll, the chairman of the meeting shall be entitled to an additional or casting vote. Casting vote of chairman

72. Subject to any special terms as to voting upon which any shares may be issued or may for the time being be held and to any other provisions of these articles, on a show of hands every member who is present in person at a general meeting of the company shall have one vote, and on a poll every member who is present in person or by proxy shall have one vote for every 25p nominal amount of share capital of which he is the holder. Votes of members

73. In the case of joint holders of a share the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders and, for this purpose, seniority shall be determined by the order in which the names stand in the register in respect of the joint holding. Votes of joint holders

74. A member in respect of whom an order has been made by any competent court or official on the ground that he is or may be suffering from mental disorder or is otherwise incapable of managing his affairs may vote, whether on a show of hands or on a poll, by any person authorised in such circumstances to do so on his behalf and that person may vote on a poll by proxy, provided that evidence to the satisfaction of the board of the authority of the person claiming to exercise the right to vote has been delivered at the office (or at such other place as may be specified in accordance with these articles for the delivery of instruments appointing a proxy) not later than the last time at which an instrument of proxy should have been delivered in order to be valid for use at that meeting or on the holding of that poll. Votes on behalf of incapable member

75. No member shall, unless the board otherwise decides, be entitled to vote at any general meeting of the company or at any separate general meeting of the holders of any class of shares in the company unless all calls or other sums presently payable by him in respect of shares in the company have been paid. No right to vote where sums overdue on shares

76. If:- Objections or errors in voting

(a) any objection shall be raised to the qualification of any voter, or

(b) any votes have been counted which ought not to have been counted or which might have been rejected, or

(c) any votes are not counted which ought to have been counted,

the objection or error shall not vitiate the decision of the meeting or adjourned meeting on any resolution unless it is raised or pointed out at the meeting or, as the case may be, the adjourned meeting at which the vote objected to is given or tendered or at which the error occurs. Any objection or error shall be referred to the chairman of the meeting and shall only vitiate the decision of the meeting on any resolution if the chairman decides that the same may have affected the decision of the meeting. The decision of the chairman on such matters shall be conclusive.

PROXIES

ecution of oxies

77. The appointment of a proxy shall be in writing signed by the appointor or his attorney authorised in writing or, if the appointor is a corporation, either under its seal or signed by an officer, attorney or other person authorised to sign it. If the board in its absolute discretion decides, an appointment of proxy may be sent by electronic communication and shall be treated as delivered at the time of receipt at the office (or such other place as may be specified in the notice convening the meeting or in any notice of any adjournment or, in either case, in any accompanying document).

elivery of oxies

78. The appointment of proxy must:

(a) in the case of an appointment in writing which is not an electronic communication, be delivered to the office (or such other place in the United Kingdom as may be specified in the notice convening the meeting) not less than forty-eight hours before the time appointed for holding the meeting or adjourned meeting at which the person named in the appointment proposes to vote together with (if required by the board) any authority under which it is made or a copy of the authority, certified notarially or in accordance with the Powers of Attorney Act 1971 or in some other manner approved by the board; or

(b) in the case of an appointment contained in an electronic communication, be received at an address in the United Kingdom specified in the notice convening the meeting or in any form of proxy sent out, or invitation contained in an electronic communication to appoint a proxy issued by the company in relation to the meeting not less than forty-eight hours before the time appointed for holding the meeting or adjourned meeting at which the person named in the appointment wishes to vote. Any authority pursuant to which an appointment contained in an electronic communication is made or a copy of the authority, certified notarially or in accordance with the Powers of Attorney Act 1971 or in some other manner approved by the board must, if required by the board, be delivered to the office (or such other place in the United Kingdom as may be specified in the notice convening the meeting or in any notice of any adjournment, or in either case, in any accompanying document) not less than forty-eight hours before the time appointed for holding the meeting or adjourned meeting at which the person named in the appointment proposes to vote; or

(c) in the case of a poll taken subsequently to the date of a meeting or adjourned meeting must be delivered or received as aforesaid not less than twenty-four hours before the time appointed for the taking of the poll and in default the appointment of proxy shall not be treated as valid.

When two or more valid but differing appointments of proxy are executed in respect of the same share for use at the same meeting, the one which is last executed shall be treated as replacing and revoking the others as regards that share: if the company is unable to determine which was last executed none of them shall be treated as valid in respect of that share. The appointment of a proxy shall not preclude a member from attending and voting in person at the meeting or poll concerned.

aximum lidity of proxy

79. No instrument appointing a proxy shall be valid after twelve months have elapsed from the date named in it as the date of its execution.

rm of proxy

80. Appointments of proxy, including any in the form of electronic communication, shall be in any usual form or in such other form as the board may approve and the board may, if it thinks fit, but subject to the provisions of the Companies Acts, send out with the notice of any meeting forms of appointment of proxy for use in the meeting, or in the case of a notice of any meeting sent by means of electronic communication in the form of proxy as attached to the electronic communication giving notice of the meeting. The appointment of proxy, including any

in the form of electronic communication, shall be deemed to confer authority to demand or join in demanding a poll and to vote on any amendment of a resolution put to the meeting for which it is given as the proxy thinks fit. The appointment of proxy, or in the case of a notice of any meeting sent by means of electronic communication in the form of proxy as attached to the electronic communication giving notice of the meeting shall, unless the contrary is stated in it, be valid as well for any adjournment of the meeting as for the meeting to which it relates.

Cancellation of proxy's authority

81. A vote was given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the previous death or insanity of the principal, or revocation of the instrument of proxy or authority under which it was executed, or the transfer of the share in respect of which the instrument of proxy is given provided that no notice in writing of such death, insanity, revocation or transfer shall have been received by the company at the office (or such other place in the United Kingdom as was specified for the delivery of instruments of proxy in the notice convening the meeting or other accompanying document) before the commencement of the meeting or adjourned meeting, or the taking of the poll, at which the instrument of proxy is used.

APPOINTMENT, RETIREMENT AND REMOVAL OF DIRECTORS

Number of directors

82. Unless otherwise determined by ordinary resolution of the company, the directors (disregarding alternate directors) shall be not less than three nor more than twenty in number.

Age of directors

83. Without prejudice to article 93(h) below, no person shall be disqualified from being appointed a director, by reason only of the fact that he has attained the age of seventy years or any other age nor shall it be necessary by reason of his age to give special notice under the Companies Acts of any resolution. Where the board convenes any general meeting of the company at which (to the knowledge of the board) a director will be proposed for appointment or reappointment who at the date for which the meeting is convened will have attained the age of seventy years or more, the board shall give notice of his age in years in the notice convening the meeting or in any document accompanying the notice, but the accidental omission to do so shall not invalidate any proceedings, or any appointment or reappointment of that director, at that meeting.

Directors' shareholding qualification

84. No shareholding qualification for directors shall be required.

Power of company to appoint directors

85. Subject to the provisions of these articles, the company may by ordinary resolution appoint any person who is willing to act to be a director, either to fill a vacancy or as an addition to the existing board, but so that the total number of directors shall not at any time exceed any maximum number fixed by or in accordance with these articles.

Power of board to appoint directors

86. Without prejudice to the power of the company in general meeting pursuant to any of the provisions of these articles to appoint any person to be a director, the board may appoint any person who is willing to act to be a director, either to fill a vacancy or as an addition to the existing board, but so that the total number of directors shall not at any time exceed any maximum number fixed by or in accordance with these articles. Any director so appointed shall hold office only until the next following annual general meeting but shall not be taken into account in determining the directors or the number of directors who are to retire by rotation at that meeting.

Number to retire by rotation

87. At every annual general meeting one-third of the directors who are subject to retirement by rotation or, if their number is not three or any multiple of three, then the number nearest to and less than one-third shall retire from office, but, if there are fewer than three directors who are subject to retirement by rotation, they shall retire.

dentity of directors to etire

88. Subject to the provisions of the Companies Acts and of these articles, the directors to retire by rotation on each occasion shall be those who have been longest in office since their last appointment or reappointment but, as between persons who became or were last reappointed directors on the same day, those to retire shall (unless they otherwise agree among themselves) be determined by lot. The directors to retire on each occasion (both as to number and identity) shall be determined by the composition of the board at the start of business on the date of the notice convening the annual general meeting and no director shall be required to retire or be relieved from retiring by reason of any change in the number or identity of the directors after that time on the date of the notice but before the close of the meeting. In addition, any director who would not otherwise be required to retire shall retire by rotation at the third annual general meeting after his last appointment or reappointment.

illing rotation acancies

89. Subject to the provisions of these articles, the company at the meeting at which a director retires by rotation may fill the vacated office and in default the retiring director shall, if willing to continue to act, be deemed to have been reappointed, unless at such meeting it is expressly resolved not to fill the vacated office or unless a resolution for the reappointment of that director has been put to the meeting and lost.

ower of emoval by pecial resolution

90. In addition to any power of removal conferred by the Companies Acts, the company may by special resolution remove any director before the expiration of his period of office and may (subject to these articles) by ordinary resolution appoint another person who is willing to act to be a director in his place. Any person so appointed shall be treated, for the purpose of determining the time at which he or any other director is to retire, as if he had become a director on the day on which the person in whose place he is appointed was last appointed or reappointed a director.

ersons eligible s directors

91. No person other than a director retiring at the meeting (whether by rotation or otherwise) shall be appointed or reappointed a director at any general meeting unless:-

(a) he is recommended by the board, or

(b) not less than seven nor more than forty-two days before the day appointed for the meeting, notice executed by a member qualified to vote at the meeting (not being the person to be proposed) has been given to the secretary of the intention to propose that person for appointment or reappointment together with notice executed by that person of his willingness to be appointed or reappointed.

osition of etiring directors

92. A director who retires (whether by rotation or otherwise) at an annual general meeting may, if willing to continue to act, be reappointed. If he is not reappointed or deemed to be reappointed, he shall retain office until the meeting appoints someone in his place or, if it does not do so, until the end of the meeting.

acation of ffice by irectors

93. Without prejudice to the provisions for retirement by rotation or otherwise contained in these articles, the office of a director shall be vacated:-

(a) if he resigns his office by notice in writing delivered to the office or tendered at a meeting of the board, or

(b) if he is or has been suffering from mental ill health or becomes a patient for any purpose of any statute relating to mental health and the board resolves that his office is vacated, or

(c) if he is absent without the permission of the board from meetings of the board (whether or not an alternate director appointed by him attends) for six consecutive months and the board resolves that his office is vacated, or

(d) if he becomes bankrupt or compounds with his creditors generally, or

(e) if he is prohibited by law from being a director, or

(f) if he ceases to be a director by virtue of the Companies Acts or is removed from office pursuant to these articles, or

(g) if, by notice in writing delivered to the office or tendered at a meeting of the board, his resignation is requested by all of the other directors and all of the other directors are not less than three in number, or

(h) at any annual general meeting after he shall have attained the age of 65 ·· ´ess during the four months preceding that annual general meeting he be requested by the board to continue in office.

94. (A) Each director may appoint any person to be his alternate and may at his discretion remove an alternate director so appointed. If the alternate director is not already a director, the appointment, unless previously approved by the board, shall have effect only upon and subject to its being so approved. Any appointment or removal of an alternate director shall be effected by notice in writing executed by the appointor and delivered to the office or tendered at a meeting of the board, or in any other manner approved by the board. If this appointor so requests, an alternate director shall be entitled to receive notice of all meetings of the board or of committees of the board of which his appointor is a member. He shall also be entitled to attend and vote as a director at any such meeting at which the director appointing him is not personally present and at the meeting to exercise and discharge all the functions, powers and duties of his appointor as a director and for the purposes of the proceedings at the meeting the provisions of these articles shall apply as if he were a director. Alternate directors

(B) Every person acting as an alternate director shall (except as regards power to appoint an alternate and remuneration) be subject in all respects to the provisions of these articles relating to directors and shall alone be responsible to the company for his acts and defaults and shall not be deemed to be the agent of or for the director appointing him. An alternate director may be paid expenses and shall be entitled to be indemnified by the company to the same extent as if he were a director but shall not be entitled to receive from the company any fee in his capacity as an alternate director.

(C) Every person acting as an alternate director shall have one vote for each director for whom he acts as alternate, in addition to his own vote if he is also a director. Execution by an alternate director of any resolution in writing of the board or a committee of the board shall, unless the notice of his appointment provides to the contrary, be as effective as execution by his appointor.

(D) An alternate director shall automatically cease to be an alternate director if his appointor ceases for any reason to be a director except that, if at any meeting any director retires by rotation or otherwise but is reappointed or deemed to be reappointed at the same meeting, any appointment made by him pursuant to this article which was in force immediately before his retirement shall remain in force as though he had not retired.

95. The board or any committee authorised by the board may from time to time appoint one or more directors to hold any employment or executive office with the company (including that of a managing director) for such period (subject to the provisions of the Companies Acts) and upon such other terms as the board or any committee authorised by the board may in its discretion decide and may revoke or terminate any appointment so made. Any revocation or termination of the appointment shall be without prejudice to any claim for damages that the director may have against the company or the company may have against the director for any breach of any contract of service between him and the company which may be involved in the revocation or termination. A director so appointed shall receive such remuneration (whether by way of salary, commission, participation in profits or otherwise) as the board or any committee authorised by the board may decide, and either in addition to or in lieu of his remuneration as a director. Executive directors

FEES REMUNERATION EXPENSES AND PENSIONS

irectors' fees

96. Each of the directors shall be paid a fee at such rate as may from time to time be determined by the board provided that the aggregate of all fees so paid to directors (excluding amounts payable under any other provision of these articles) shall not exceed £500,000 per annum or such higher amount as may from time to time be decided by ordinary resolution of the company.

dditional muneration

97. Any director who goes or resides abroad for any purposes of the company or who performs services which in the opinion of the board go beyond the ordinary duties of a director may be paid such extra remuneration (whether by way of salary, commission, participation in profits or otherwise) as the board or any committee authorised by the board may in its discretion decide in addition to any remuneration provided for by or pursuant to any other article.

penses

98. Each director may be paid his reasonable travelling, hotel and incidental expenses of attending and returning from meetings of the board or committees of the board or general meetings of the company or any other meeting which as a director he is entitled to attend and shall be paid all other costs and expenses properly and reasonably incurred by him in the conduct of the company's business or in the discharge of his duties as a director.

nsions and atuities for ectors

99. The board or any committee authorised by the board may exercise all the powers of the company to provide benefits, either by the payment of gratuities or pensions or by insurance or in any other manner whether similar to the foregoing or not, for any director or former director or the relations, connections or dependants of any director or former director provided that no benefits (except such as may be provided for by any other article) may be granted to or in respect of a director or former director who has not been employed by, or held an executive or other office or place of profit under, the company or any body corporate which is or has been its subsidiary or any predecessor in business of the company or any such body corporate without the approval of an ordinary resolution of the company. No director or former director shall be accountable to the company or the members for any benefit provided pursuant to this article and the receipt of any such benefit shall not disqualify any person from being or becoming a director of the company.

DIRECTORS' INTERESTS

rmitted erests and ting

100. (A) Subject to the provisions of the Companies Acts and of paragraph (J) of this article, no director or proposed or intending director shall be disqualified by his office from contracting with the company, either with regard to his tenure of any office or place of profit or as vendor, purchaser or in any other manner whatever, nor shall any contract in which any director is in any way interested be liable to be avoided, nor shall any director who is so interested be liable to account to the company or the members for any remuneration, profit or other benefit realised by the contract by reason of the director holding that office or of the fiduciary relationship thereby established.

(B) A director may hold any other office or place of profit with the company (except that of auditor) in conjunction with his office of director for such period (subject to the provisions of the Companies Acts) and upon such other terms as the board or any committee authorised by the board may decide, and may be paid such extra remuneration for so doing (whether by way of salary, commission, participation in profits or otherwise) as the board may decide, and either in addition to or in lieu of any remuneration provided for by or pursuant to any other article.

(C) A director of the company may be or become a director or other officer of, or otherwise interested in, any company promoted by the company or in which the company may be interested or as regards which it has any power of appointment, and shall not be liable to account to the company or the members for any remuneration,

profit or other benefit received by him as a director or officer of or from his interest in the other company. The board may also cause any voting power conferred by the shares in any other company held or owned by the company or any power of appointment to be exercised in such manner in all aspects as it thinks fit, including the exercise of the voting power or power of appointment in favour of the appointment of the directors or any of them as directors or officers of the other company, or in favour of the payment of remuneration to the directors or officers of the other company.

(D) A director may act by himself or his firm in a professional capacity for the company (otherwise than as auditor) and he or his firm shall be entitled to remuneration for professional services as if he were not a director.

(E) A director shall not vote on or be counted in the quorum in relation to any resolution of the board concerning his own appointment, or the settlement or variation of the terms or the termination of his own appointment, as the holder of any office or place of profit with the company or any other company in which the company is interested but, where proposals are under consideration concerning the appointment, or the settlement or variation of the terms or the termination of the appointment, of two or more directors to offices or places of profit with the company or any other company in which the company is interested, a separate resolution may be put in relation to each director and in that case each of the directors concerned shall be entitled to vote and be counted in the quorum in respect of each resolution unless it concerns his own appointment or the settlement or variation of the terms or the termination of his own appointment or the appointment of another director to an office or place or profit with a company in which the company is interested and the director seeking to vote or be counted in the quorum owns one per cent, or more of it.

(F) Save as otherwise provided by these articles, a director shall not vote on, or be counted in the quorum in relation to, any resolution of the board in respect of any contract in which he is to his knowledge materially interested and, if he shall do so, his vote shall not be counted, but this prohibition shall not apply to any resolution where that material interest arises only from one or more of the following matters:-

(i) the giving to him of any guarantee, indemnity or security in respect of money lent or obligations undertaken by him for the benefit of the company or any of its subsidiaries,

(ii) the giving to a third party of any guarantee, indemnity or security in respect of a debt or obligation of the company or any of its subsidiaries for which he himself has assumed responsibility in whole or in part under a guarantee or indemnity or by the giving of security,

(iii) the subscription or purchase by him of shares, debentures or other securities of the company pursuant to an offer or invitation to members or debenture holders of the company, or any class of them, or to the public or any section of the public,

(iv) the underwriting by him of any shares, debentures or other securities of the company or any of its subsidiaries,

(v) any contract in which he is interested by virtue of his interest in shares or debentures or other securities of the company or by reason of any other interest in or through the company,

(vi) any contract concerning any other company (not being a company in which the director owns one per cent. or more) in which he is interested directly or indirectly whether as an officer, shareholder, creditor or otherwise howsoever,

(vii) any contract concerning the adoption, modification or operation of a pension fund or retirement death or disability benefits scheme which relates both to directors and employees of the company or of any of its subsidiaries and does not provide in respect of any director as such any privilege or advantage not accorded to the employees to which the fund or scheme relates,

(viii) any contract which relates to an arrangement for the benefit of employees of the company or of any of its subsidiaries, including but without being limited to an employees' share scheme, which does not accord to any director as such any privilege or advantage not generally accorded to the employees to whom the contract relates, and

(ix) any contract for the purchase or maintenance for any director or directors of insurance against any liability.

(G) A company shall be deemed to be one in which a director owns one per cent. or more if and so long as (but only if and so long as) he is (either directly or indirectly) the holder of or beneficially interested in one per cent. or more of any class of the equity share capital of that company or of the voting rights available to members of that company. For the purpose of this paragraph of this article there shall be disregarded any shares held by the director as bare or custodian trustee and in which he has no beneficial interest, any shares comprised in a trust in which his interest is in reversion or remainder if and so long as some other person is entitled to receive the income of the trust and any shares comprised in an authorised unit trust scheme in which he is interested only as a unit holder.

(H) Where a company in which a director owns one per cent. or more is materially interested in a contract, he also shall be deemed materially interested in that contract.

(I) If any question shall arise at any meeting of the board as to the materiality of the interest of a director (other than the chairman of the meeting) or as to the entitlement of any director (other than the chairman of the meeting) to vote or be counted in the quorum and the question is not resolved by his voluntarily agreeing to abstain from voting or not to be counted in the quorum, the question shall be referred to the chairman of the meeting and his ruling in relation to the director concerned shall be conclusive except in a case where the nature or extent of his interest (so far as it is known to him) has not been fairly disclosed to the board. If any question shall arise in respect of the chairman of the meeting, the question shall be decided by a resolution of the board (for which purpose the chairman shall be counted in the quorum but shall not vote on the matter) and the resolution shall be conclusive except in a case where the nature or extent of the interest of the chairman (so far as it is known to him) has not been fairly disclosed to the board.

(J) A director who to his knowledge is in any way, whether directly or indirectly, interested in a contract with the company shall declare the nature of his interest at the meeting of the board at which the question of entering into the contract is first taken into consideration, if he knows his interest then exists, or in any other case at the first meeting of the board after he knows that he is or has become so interested. For the purposes of this article, a general notice to the board by a director to the effect that (i) he is a member of a specified company or firm and is to be regarded as interested in any contract which may after the date of the notice be made with that company or firm or (ii) he is to be regarded as interested in any contract which may after the date of the notice be made with a specified person who is connected with him, shall be deemed to be a sufficient declaration of interest under this article in relation to any such contract; provided that no such notice shall be effective unless either it is given at a meeting of the board or the director takes reasonable steps to secure that it is brought up and read at the next board meeting after it is given.

(K) References in this article to a contract include references to any proposed contract and to any transaction or arrangement whether or not constituting a contract.

POWERS AND DUTIES OF THE BOARD

General powers of company vested in board

101. Subject to the provisions of the Companies Acts, the memorandum of association of the company and these articles and to any directions given by the company in general meeting by special resolution, the business of the company shall be managed by the board which may exercise all the powers of the company whether relating to the management of the business of the company or not. No alteration of the memorandum of association of these articles and no special resolution shall invalidate any prior act of the board which would have been valid if that alteration had not been made or that resolution had not been passed. The powers given by this article shall not be limited by any special power given to the board by any other article.

Borrowing powers

102. (A) Subject as hereinafter provided the Board may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property, assets and uncalled capital or any part thereof and to issue debentures, debenture stock and other securities whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party.

(B) The board shall procure (but as regards subsidiaries of the company only in so far as by the exercise of voting and other rights or powers of control exercisable by the company in relation to its subsidiaries it can procure) that the aggregate principal amount (including any fixed premium payable on final repayment) for the time being remaining undischarged of all moneys borrowed or secured by the company and/or all its subsidiaries (excluding moneys borrowed by any of such companies from and for the time being owing to any other of them) shall not except with the sanction of the company in general meeting exceed an amount equal to four thousand million pounds.

(C) For the purposes of this article moneys borrowed shall be deemed to include:-

(i) the nominal amount of any issued debentures (as defined in Section 455 of the Act) notwithstanding that the same be issued in whole or in part for a consideration other than cash;

(ii) the nominal amount of any issued share capital and the principal amount of any moneys borrowed, the repayment whereof is guaranteed by the Company or any of its subsidiaries (together in each case with any fixed premium payable on final redemption or repayment) except so far as either (1) such share capital or the debt owing in respect of such borrowed moneys is for the time being beneficially owned by the Company or by any of its subsidiaries or (2) such borrowed moneys are otherwise taken into account as moneys borrowed by the Company or any of its subsidiaries.

(D) No lender or other person dealing with the Company shall be concerned to see or enquire whether this limit is observed and no debt incurred or security given in excess of such limit shall be invalid or ineffectual unless the lender or the recipient of the security had, at the time when the debt was incurred or security given, express notice that the limit hereby imposed had been or would be thereby exceeded.

Local boards

103. The board may establish local or divisional boards or agencies for managing any of the affairs of the company, either in the United Kingdom or elsewhere, and may appoint any persons to be members of the local or divisional boards, or any managers or agents, and may fix their remuneration. The board may delegate to any local or divisional board, manager or agent any of its powers, authorities and discretions (with power to sub-delegate) and may authorise the members of any local or divisional board, or any of them, to fill any vacancies and to act notwithstanding vacancies. Any appointment or delegation made pursuant to this article may be made upon such terms and subject to such conditions as the board may decide and the board may remove any person so appointed and may revoke or vary the delegation but no person dealing in good faith and without notice of the revocation or variation shall be affected by it.

gents

104. The board may, by power of attorney or otherwise, appoint any person to be the agent or the company upon such terms (including terms as to remuneration) as it may decide and may delegate to any person so appointed any of its powers, authorities and discretions (with power to sub-delegate). The board may remove any person appointed under this article and may revoke or vary the delegation but no person dealing in good faith and without notice of the revocation or variation shall be affected by it. The power to delegate contained in this article shall be effective in relation to the powers, authorities and discretions of the board generally and shall not be limited by the fact that in certain articles, but not in others, express reference is made to particular powers, authorities or discretions being exercised by the board or by a committee authorised by the board.

elegation to idividual irectors

105. The board may entrust to and confer upon any director any of its powers, authorities and discretions (with power to sub-delegate) upon such terms and conditions and with such restrictions as it thinks fit, and either collaterally with, or to the exclusion of, its own powers, authorities and discretions and may from time to time revoke or vary all or any of them but no person dealing in good faith and without notice of the revocation or variation shall be affected by it. The power to delegate contained in this article shall be effective in relation to the powers, authorities and discretions of the board generally and shall not be limited by the fact that in certain articles, but not in others, express reference is made to particular powers, authorities or discretions being exercised by the board or by a committee authorised by the board.

fficial seals

106. The company may exercise all the powers conferred by the Companies Acts with regard to having official seals, and those powers shall be vested in the board.

egisters

107. Subject to the provisions of the Companies Acts, the company may keep an overseas or local or other register in any place, and the board may make and vary such regulations as it may think fit respecting the keeping of the register.

ovision for nployees

108. The board may exercise any power conferred by the Companies Acts to make provision for the benefit of persons employed or formerly employed by the company or any of its subsidiaries in connection with the cessation or the transfer to any person of the whole part of the undertaking of the company or that subsidiary.

PROCEEDINGS OF THE BOARD

oard meetings

109. The board may meet for the despatch of business, adjourn and otherwise regulate its meetings as it thinks fit. A director at any time may, and the secretary on the requisition of a director at any time shall, summon a board meeting.

otice of board eetings

110. Notice of a board meeting shall be deemed to be properly given to a director if it is given to him personally or by word of mouth or sent in writing or given by electronic communication to him at his last known address or any other address given by him to the company for this purpose. A director absent or intending to be absent from the United Kingdom may request the board that notices of board meetings shall during his absence be sent in writing to him at an address given by him to the company for this purpose, but such notices need not be given any earlier than notices given to directors not so absent and if no request is made to the board it shall not be necessary to give notice of a board meeting to any director who is for the time being absent from the United Kingdom. A director may waive notice of any meeting either prospectively or retrospectively.

uorum

111. The quorum necessary for the transaction of the business of the board may be fixed by the board and, unless so fixed at any other number, shall be two. Subject to the provisions of these articles, any director who ceases to be a director at a board meeting may if otherwise a quorum of directors would not be present continue to be present and to act as a director and be counted in the quorum until the termination of the board meeting if no other director objects.

112. The continuing directors or a sole continuing director may act notwithstanding any vacancy in their number but, if and so long as the number of directors is reduced below the minimum number fixed by or in accordance with these articles, the continuing directors or director, notwithstanding that the number of directors is below the number fixed by or in accordance with these articles as the quorum or that there is only one continuing director, may act for the purpose of filling vacancies or of summoning general meetings of the company but not for any other purpose. Directors below minimum through vacancies

113. The board may appoint a director to be the chairman or the deputy chairman of the board, and may at any time remove him from that office. Unless he is unwilling to do so, the chairman or failing him the deputy chairman shall act as chairman at every meeting of the board. But if no chairman or deputy chairman is appointed, or if at any meeting neither the chairman nor any deputy chairman is present within five minutes after the time appointed for holding the meeting and willing to act, the directors present may choose one of their number to be chairman of the meeting. Appointment of chairman

114. A meeting of the board at which a quorum is present shall be competent to exercise all the powers, authorities and discretions for the time being vested in or exercisable by the board. Competence of meetings

115. Questions arising at any meeting shall be determined by a majority of votes. In the case of an equality of votes the chairman of the meeting shall have a second or casting vote. Voting

116. (A) The board may delegate any of its powers, authorities and discretions (with power to sub-delegate) to any committee, consisting of such person or persons (whether a member or members of its body or not) as it thinks fit, provided that the majority of the members of the committee are directors of the company. Delegation to committees

(B) Any committee so formed shall, in the exercise of the powers, authorities and discretions so delegated, conform to any regulations which may be imposed on it by the board. No meeting of any committee consisting of two or more members shall be quorate for the purpose of exercising any of its powers, authorities or discretions unless a majority of those present are directors of the company. The meetings and proceedings of any committee consisting of two or more members shall be governed by the provisions contained in these articles for regulating the meetings and proceedings of the board so far as the same are applicable and are not superseded by any regulations imposed by the board.

(C) The power to delegate contained in this article shall be effective in relation to the powers, authorities and discretions of the board generally and shall not be limited by the fact that in certain articles, but not in others, express reference is made to particular powers, authorities or discretions being exercised by the board or by a committee authorised by the board.

117. All or any of the members of the board or any committee of the board may participate in a meeting of the board or that committee by means of a conference telephone or any communication equipment which allows all persons participating in the meeting to hear each other. A person so participating shall be deemed to be present in person at the meeting and shall be entitled to vote or be counted in a quorum accordingly. Such a meeting shall be deemed to take place where the largest group of those participating is assembled, or, if there is no such group, where the chairman of the meeting then is. Participation in meetings by telephone

118. A resolution executed by all the directors for the time being entitled to receive notice of a meeting of the board (if that number is sufficient to constitute a quorum) or by all the members of a committee for the time being shall be as valid and effectual as a resolution passed at a meeting of the board or, as the case may be, of the committee properly called and constituted. The resolution may be contained in one document or in several documents in like form which may be in writing or by means of electronic communication each executed by one or more of the directors or members of the committee concerned. Resolution in writing

'alidity of acts
·f board or
ommittee

119. All acts done by the board or by any committee or by any person acting as director or member of a committee shall, notwithstanding that it is afterwards discovered that there was some defect in the appointment of any member of the board or committee or person so acting or that they or any of them were disqualified or had vacated office, be as valid as if each such member or person had been properly appointed and was qualified and had continued to be a director or member of the committee.

SEALS

se of seals

120. The board shall provide for the custody of every seal of the company. A seal shall only be used by the authority of the board or of a committee of the board authorised by the board in that behalf. Subject as otherwise provided in these articles, any instrument to which the common seal is applied shall be signed by at least one director and the secretary or by at least two directors or some other person appointed by the board for the purpose, and any instrument to which an official seal is applied need not, unless the board for the time being otherwise decides or the law otherwise requires, be signed by any person.

DIVIDENDS AND OTHER PAYMENTS

eclaration of
ividends by
ompany

121. Subject to the provisions of the Companies Acts, the company may by ordinary resolution from time to time declare dividends in accordance with the respective rights of the members, but no dividend shall exceed the amount recommended by the board.

ayment of
terim and
xed dividends
y board

122. Subject to the provisions of the Companies Acts, the board may pay such interim dividends as appear to the board to be justified by the financial position of the company and may also pay any dividend payable at a fixed rate at intervals settled by the board whenever the financial position of the company, in the opinion of the board, justifies its payment. If the board acts in good faith, it shall not incur any liability to the holders of shares conferring preferred rights for any loss they may suffer in consequence of the payment of an interim dividend on any shares having non-preferred or deferred rights.

alculation and
urrency of
ividends

123. Except in so far as the rights attaching to, or the terms of issue of, any share otherwise provide:-

(a) all dividends shall be declared and paid according to the amounts paid up on the shares in respect of which the dividend is paid, but no amount paid up on a share in advance of calls shall be treated for the purposes of this article as paid up on the share,

(b) all dividends shall be apportioned and paid pro rata according to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividend is paid, and

(c) dividends may be declared or paid in any currency.

The board may agree with any member that dividends which may at any time or from time to time be declared or become due on his shares in one currency shall be paid or satisfied in another, and may agree the basis of conversion to be applied and how and when the amount to be paid in the other currency shall be calculated and paid and for the company or any other person to bear any costs involved.

mounts due on
ares may be
educted from
vidends

124. The board may deduct from any dividend or other moneys payable to a member by the company on or in respect of any shares all sums of money (if any) presently payable by him to the company on account of calls or otherwise in respect of shares of the company.

125. No dividend or other moneys payable by the company on or in respect of any share shall bear interest against the company. No interest on dividends

126. Any dividend or other sum payable by the company in respect of a share may be paid by cheque or warrant sent by post addressed to the holder at his registered address or, in the case of joint holders, addressed to the holder whose name stands first in the register in respect of the shares at his address as appearing in the register or addressed to such person and at such address as the holder or joint holders may in writing direct. Every cheque or warrant shall, unless the holder or joint holders otherwise direct, be made payable to the order of the holder or, in the case of joint holders, to the order of the holder whose name stands first on the register in respect of the shares, and shall be sent at his or their risk and payment of the cheque or warrant by the bank on which it is drawn shall constitute a good discharge to the company. In addition, any such dividend or other sum may be paid by any bank or other funds transfer system or such other means and to or through such person as the holder or joint holders may in writing direct, and the company shall have no responsibility for any sums lost or delayed in the course of any such transfer or where it has acted on any such directions. Any one of two or more joint holders may give effectual receipts for any dividends or other moneys payable or property distributable in respect of the shares held by them. Where a person is entitled by transmission to a share, any dividend or other sum payable by the company in respect of the share may be paid as if he were a holder of the share and his address noted in the register were his registered address. Payment procedure

127. The company may cease to send any cheque or warrant through the post or employ any other means of payment for any dividend payable on any shares in the company which is normally paid in that manner on those shares if in respect of at least two consecutive dividends payable on those shares the cheques or warrants have been returned undelivered or remain uncashed or that means of payment has failed but, subject to the provisions of these articles, may recommence sending cheques or warrants or employing such means in respect of dividends payable on those shares if the holder or person entitled by transmission requests such recommencement in writing. Uncashed dividends

128. Any dividend unclaimed after a period of twelve years from the date when it became due for payment shall be forfeited and shall revert to the company and the payment by the board of any unclaimed dividend or other sum payable on or in respect of a share into a separate account shall not constitute the company a trustee in respect of it. Forfeiture of unclaimed dividends

129. Any general meeting declaring a dividend may, upon the recommendation of the board, by ordinary resolution direct that it shall be satisfied wholly or partly by the distribution of assets, and in particular of paid up shares or debentures of any other company, and where any difficulty arises in regard to the distribution the board may settle it as it thinks expedient, and in particular may issue fractional certificates or authorise any person to sell and transfer any fractions or may ignore fractions altogether, and may fix the value for distribution purposes of any assets to be distributed and may determine that cash shall be paid to any members upon the footing of the value so fixed in order to secure equality of distribution and may vest any assets to be distributed in trustees as may seem expedient to the board. Dividends not in cash

130. The board may, if authorised by an ordinary resolution of the company, offer any holders of ordinary shares the right to elect to receive ordinary shares, credited as fully paid, instead of cash in respect of the whole (or some part, to be determined by the board) of any dividend specified by an ordinary resolution. The following provisions shall apply: Scrip dividends

(a) An ordinary resolution may specify a particular dividend (whether or not already declared) or may specify all or any dividends declared within a specified period, but such period may not end later than the fifth anniversary of the date of the meeting at which the ordinary resolution is passed.

(b) The entitlement of each holder of ordinary shares to new ordinary shares shall be such that the relevant value of the entitlement shall be as nearly as possible equal to (but not greater than) the cash amount (disregarding any tax credit) of the dividend that such holder elects to forego. For this purpose 'relevant value' shall be calculated by reference to the average of the market value (as defined by the relevant Listing Rules) of the company's ordinary shares, on the day on which the ordinary shares are first quoted 'ex' the relevant dividend and the four subsequent dealing days, or in such other manner as may be determined by or in accordance with the ordinary resolution.

(c) On or as soon as practicable after announcing that it is to declare or recommend any dividend, the board, if it intends to offer the right to receive ordinary shares in lieu of that dividend, shall also announce that intention.

(d) The basis of allotment shall be such that no member may receive a fraction of a share.

(e) The board shall not proceed with any such offer unless the company has sufficient unissued shares authorised for issue and sufficient reserves or funds that may be capitalised to give effect to it after the basis of allotment is determined.

(f) The board may exclude from any offer any holders of ordinary shares where the board believes that the making of the offer to them would or might involve the contravention of the laws of any territory or that for any other reason the offer should not be made to them.

(g) The dividend (or that part of the dividend in respect of which a right to receive ordinary shares has been offered) shall not be payable in cash on ordinary shares in respect of which an election has been made ('the elected ordinary shares') and instead additional ordinary shares shall be allotted to the holders of the elected ordinary shares on the basis of allotment calculated as stated. For such purpose the board shall capitalise, out of any amount for the time being standing to the credit of any reserve or fund (including the profit and loss account) whether or not the same is available for distribution as the board may determine, a sum equal to the aggregate nominal amount of the additional ordinary shares to be allotted on that basis and apply it in paying up in full the appropriate number of unissued ordinary shares for allotment and distribution to the holders of the elected ordinary shares on that basis.

(h) The additional ordinary shares when allotted shall rank pari passu in all respects with the fully-paid ordinary shares then in issue except that they will not be entitled to participation in the relevant dividend.

(i) The board may offer the right to receive ordinary shares in respect of any dividend that it is to declare or recommend, in such manner and following such procedures as it may determine and may from time to time establish or vary a procedure for election mandates, under which a holder of ordinary shares may elect in respect of future offers of rights to receive ordinary shares under this article until the election mandate is revoked in accordance with the procedure.

CAPITALISATION OF RESERVES

wer to pitalise serves and nds

131. The company may, upon the recommendation of the board, at any time and from time to time pass an ordinary resolution to the effect that it is desirable to capitalise all or any part of any amount for the time being standing to the credit of any reserve or fund (including the profit and loss account) whether or not the same is available for distribution and accordingly that the amount to be capitalised be set free

for distribution among the members or any class of members who would be entitled to it if it were distributed by way of dividend and in the same proportions, on the footing that it is applied either in or towards paying up the amounts for the time being unpaid on any shares in the company held by those members respectively or in paying up in full unissued shares debentures or other obligations of the company to be allotted and distributed credited as fully paid up among those members, or partly in one way and partly in the other, but so that, for the purposes of this article, a share premium account and a capital redemption reserve, and any reserve or fund representing unrealised profits, may be applied only in paying up in full unissued shares of the company. The board may authorise any person to enter into an agreement with the company on behalf of the persons entitled to participate in the distribution providing for the allotment to them respectively of any shares, debentures or other obligations of the company to which they are entitled on the capitalisation and the agreement shall be binding on those persons.

132. Where any difficulty arises in regard to any distribution of any capitalised reserve or fund the board may settle the matter as it thinks expedient and in particular may issue fractional certificates or authorise any person to sell and transfer any fractions or may resolve that the distribution should be as nearly as may be practicable in the correct proportion but not exactly so or may ignore fractions altogether, and may determine that cash payments shall be made to any members in order to adjust the rights of all parties, as may seem expedient to the board. Settlement of difficulties in distribution

RECORD DATES

133. Notwithstanding any other provision of these articles the company or the board may fix any date as the record date for any dividend, distribution, offer, allotment or issue and such record date may be on or at any time before or after any date on which the dividend, distribution, offer, allotment or issue is declared, paid or made. Power to choose any record date

ACCOUNTING RECORDS AND SUMMARY FINANCIAL STATEMENTS

134. The board shall cause to be kept accounting records sufficient to show and explain the company's transactions, and such as to disclose with reasonable accuracy at any time the financial position of the company at that time, and which accord with the Companies Acts. Records to be kept

135. No member in his capacity as such shall have any right of inspecting any accounting record or book or document of the company except as conferred by law or authorised by the board or by ordinary resolution of the company. Inspection of records

136. The company may send a summary financial statement to members of the company instead of copies of its full accounts and reports. Summary financial statements

137. The company may send accounts and reports and summary financial statements, as the board in its absolute discretion may decide, to members of the company by using electronic communication including publication on a web site or sites in accordance with the Companies Acts.

SERVICE OF NOTICES AND OTHER DOCUMENTS

138. Any notice or other document (including a share certificate) may be served on or delivered to any member by the company either personally or by sending it through the post addressed to the member at his registered address or by leaving it at Service of notices

that address addressed to the member or, if the member is also an employee of the company or any of its subsidiaries, by sending it to him through the company's or subsidiary's internal mail or by means of electronic communication (except for share certificates) to an address authorised by the member including publication on a web site or sites in accordance with the Companies Acts or by any other means authorised in writing by the member concerned. In the case of joint holders of a share, service or delivery of any notice or other document on or to one of the joint holders shall for all purposes be deemed a sufficient service on or delivery to all the joint holders. In the case of notices or other documents sent by means of electronic communication the company may make such arrangements for the security of any such communication as it thinks fit.

ecord date for ervice

139. Any notice or other document may be served or delivered (or treated as served or delivered) by the company by reference to the register as it stands at any time not more than 15 days before the date of service or delivery or at such other time as shall be necessary to give effect to article 133. No change in the register after that time shall invalidate that service or delivery. Where any notice or other document is served on or delivered to any person in respect of a share in accordance with these articles, no person deriving any title or interest in that share shall be entitled to any further service or delivery of that notice or document.

lembers sident abroad

140. Any member whose registered address is not within the United Kingdom and who gives to the company an address within the United Kingdom other than a number or address used for the purposes of electronic communication at which notices may be served upon him shall be entitled to have notices served upon him at that address but, unless he does so, shall not be entitled to receive any notice from the company. Notwithstanding any agreement to the contrary, the company may determine not to use electronic communication for the service of any such notice or other document where, in the opinion of the company in its absolute discretion, to do so would infringe the laws of another country.

ervice of notice n person ntitled by ansmission

141. Where a person is entitled by transmission to a share, any notice or other document shall be served upon or delivered to him, as if he were the holder of that share and his address noted in the register were his registered address. Otherwise, any notice or other document served on or delivered to any member pursuant to these articles shall, notwithstanding that the member is then dead or bankrupt or that any other event giving rise to the transmission of the share by operation of law has occurred and whether or not the company has notice of the death, bankruptcy or other event, be deemed to have been properly served or delivered in respect of any share registered in the name of that member as sole or joint holder.

'hen notice eemed served

142. A notice sent by post shall be deemed to have been given on the day following that on which the envelope containing the notice was posted unless it was sent by second class post in which case it shall be deemed to have been given on the day next but one after it was posted. Proof that the envelope was properly addressed, prepaid and posted shall be conclusive evidence that notice was given. A notice sent through the company's or a subsidiary's internal postal system shall be deemed to have been given on the day following that on which the notice was despatched through that system, and the company's record of the despatch shall be conclusive evidence that notice was given. A notice given by advertisement shall be deemed to have been served on the day on which the advertisement appears. A notice given by means of electronic communication including publication on a web site or sites in accordance with the Companies Acts shall be deemed to have been served or delivered on the day following that on which the notice was sent by electronic communication. Any notice or other document served or delivered by the company by any other means authorised in writing by the member concerned shall be deemed to have been served when the company has carried out the action it has been authorised to take for that purpose.

otice when post ot available

143. If at any time by reason of the suspension or curtailment of postal services or electronic communication systems within the United Kingdom the company is unable effectively to convene a general meeting by notice sent through the post or

notice given by means of electronic communication, a general meeting may be convened by a notice advertised in at least two daily newspapers with a national circulation and in that event the notice shall be deemed to have been served on all members and persons entitled by transmission, who are entitled to have notice of the meeting served upon them, on the day when the advertisement has appeared in at least two such papers. If at least six clear days prior to the meeting the posting of notices to addresses throughout the United Kingdom has again become practicable, the company shall send confirmatory copies of the notice by post to the persons entitled to receive them. Any notice to be given by the company to the members or any of them, and not provided for by or pursuant to these articles, shall be sufficiently given if given by advertisement inserted once in at least one national daily newspaper published in the United Kingdom.

Notice returned undelivered

144. Subject to the provisions of the Companies Acts, if on three consecutive occasions notices or other communications have been sent by post to a member at his registered address (or, in the case of a member whose registered address is not within the United Kingdom, any address given by him to the company for the service of notices) but have been returned undelivered, the member shall not be entitled to receive any subsequent notice or other communication until he has given to the company a new registered address (or, in the case of a member whose registered address is not within the United Kingdom, a new address for the services of notices). For the purposes of this article, references to a communication include references to any cheque or other instrument of payment but nothing in this article shall entitle the company to cease sending any cheque or other instrument of payment for any dividend, unless it is also entitled under these articles to do so.

Suspension of rights where non-disclosure of interest

145. (A) Where the holder of any shares in the company, or any other person appearing to be interested in those shares, fails to comply within the relevant period with any statutory notice in respect of those shares, the company may give the holder of those shares a further notice (a **'restriction notice'**) to the effect that from the service of the restriction notice those shares will be subject to some or all the relevant restrictions, and from service of the restriction notice those shares shall, notwithstanding any other provisions of these articles, be subject to those relevant restrictions accordingly.

(B) If after the service of a restriction notice in respect of any shares the board is satisfied that all information required by any statutory notice relating to those shares or any of them from their holder or any other person appearing to be interested in the shares the subject of the restriction notice has been supplied, the company shall within 7 days cancel the restriction notice. The company may at any time at its discretion cancel or suspend any restriction notice or exclude any shares from it. A restriction notice shall automatically cease to have effect in respect of any shares transferred where the transfer has been shown to the company to be pursuant to an arm's length sale of those shares.

(C) Where any restriction notice is cancelled or ceases to have effect, any moneys withheld by reason of that notice shall be paid without interest to the person who would but for the notice have been entitled to them or as he may direct.

(D) Any new shares in the company issued in the right of any shares subject to a restriction notice shall also be subject to the restriction notice, and the board may make any right to an allotment of the new shares subject to restrictions corresponding to those which will apply to those shares by reason of the restriction notice when such shares are issued.

(E) Any holder of shares on whom a restriction notice has been served may at any time request the company to give in writing the reason why the restriction notice has been served, or why it remains uncancelled, and within 14 days of receipt of such a notice the company shall give that information accordingly.

(F) This article is in addition to, and shall not in any way prejudice or affect, the statutory rights of the company arising from any failure by any person to give any information required by a statutory notice within the time specified in it. For

the purpose of this article a statutory notice need not specify the relevant period, and may require any information to be given before the expiry of the relevant period.

(G) In this article:

'arm's length sale' means a sale of the entire interest in the shares the subject of the sale on a recognised stock exchange or a stock exchange on which shares in the company of that description are normally traded, or a sale of such an entire interest otherwise than on such a stock exchange to a person who had no interest in those shares at the time the relevant statutory notice was served and who is not an associate (within the definition of that expression in any statute relating to insolvency in force at the date of adoption of this article) of a person who had such an interest and who is not acting in concert (within the definition of that expression in any code on take-overs and mergers generally applicable in the United Kingdom at the date of adoption of this article) with a person who had such an interest;

'person appearing to be interested' in any shares shall mean any person named in a response to a statutory notice as being so interested or shown in any register kept by the company under the Companies Acts as so interested or, taking into account a response or failure to respond in the light of the response to any other statutory notice and any other relevant information, any person whom the company has reasonable cause to believe is so interested;

'person with a 0.25 per cent. interest' means a person who holds, or is shown in any register kept by the company under the Companies Acts as having an interest in, shares in the company which comprise in total at least 0.25 per cent. in number or nominal value of the shares of the company, or of any class of such shares, in issue at the date of service of the statutory notice or the restriction notice (as the case may be);

'relevant period' means 14 days;

'relevant restrictions' means in the case of a restriction notice served on a person with a 0.25 per cent. interest that

(i) the shares shall not confer on the holder any right to attend or vote at any general meeting of the company or at any separate general meeting of the holders of any class of shares in the company;

(ii) the board may withhold payment of all or any part of any dividends or other moneys payable in respect of the shares; and

(iii) the board may decline to register a transfer of the shares or any of them unless such a transfer is shown to the board to be pursuant to an arm's length sale

and in any other case mean only the restriction specified in sub-paragraph (i) of this definition;

'statutory notice' means a notice served by the company under the Companies Acts requiring particulars of interests in shares or of the identity of persons interested in shares.

DESTRUCTION OF DOCUMENTS

Presumptions where documents destroyed

146. If the company destroys

(a) any share certificate which has been cancelled at any time after a period of one year has elapsed from the date of cancellation, or

(b) any instruction concerning the payment of dividends or other moneys in respect of any share or any notification of change of name or address at any time after a period of two years has elapsed from the date the instruction or notification was recorded by the company, or

(c) any instrument of transfer of shares which has been registered at any time after a period of six years has elapsed from the date of registration, or

(d) any other document on the basis of which any entry is made in the register at any time after a period of six years has elapsed from the date the entry was first made in the register in respect of it

and the company destroys the document in good faith and without express notice that its preservation was relevant to a claim, it shall be presumed irrebuttably in favour of the company that every share certificate so destroyed was a valid certificate and was properly cancelled, that every instrument of transfer so destroyed was a valid and effective instrument of transfer and was properly registered and that every other document so destroyed was a valid and effective document and that any particulars of it which are recorded in the books or records of the company were correctly recorded. Nothing contained in this article shall be construed as imposing upon the company any liability by reason only of the destruction of any document of the kind mentioned above before the relevant period mentioned in this article has elapsed or of the fact that any other condition precedent to its destruction mentioned above has not been fulfilled. References in this article to the destruction of any document include references to its disposal in any manner.

WINDING UP

Distribution of assets otherwise than in cash

147. If the company commences liquidation, the liquidator may, with the sanction of a special resolution of the company and any other sanction required by the Companies Acts:-

(a) divide among the members in kind the whole or any part of the assets of the company (whether they shall consist of property of the same kind or not) and, for that purpose, set such values as he deems fair upon any property to be divided and determine how the division shall be carried out as between the members or different classes of members, or

(b) vest the whole or any part of the assets in trustees upon such trusts for the benefit of the contributories as the liquidator, with the like sanction, shall think fit

but no member shall be compelled to accept any shares or other assets upon which there is any liability.

INDEMNITY

Indemnity of officers

148. Subject to the provisions of the Companies Acts, the company may indemnify any director or other officer against any liability and purchase and maintain for any director or other officer or auditor insurance against any liability. Subject to those provisions, but without prejudice to any indemnity to which the person concerned may otherwise be entitled, every director or other officer of the company and, if the board shall so determine, the auditors shall be indemnified out of the assets of the company against any liability incurred by him as a director or other officer of the company, or as auditor,in defending any proceedings (whether civil or criminal) in which judgement is given in his favour or he is acquitted or in connection with any application under the Companies Acts in which relief is granted to him by the court.

SHARES NOT SUBJECT TO SCHEME OF ARRANGEMENT

149. (a) In this article 149, the "Scheme" means the scheme of arrangement of the company dated 19 November 2002 under section 425 of the Companies Act 1985, between the company and the holders of the Scheme Shares, in its original form or with or subject to any modification, addition or condition approved or imposed by the Court. Expressions defined in the Scheme shall have the same meaning in this article 149.

(b) Notwithstanding any other provision of these articles, if the company issues any ordinary share after the time at which this article becomes effective and prior to the Scheme becoming effective, such shares shall be allotted and issued subject to the terms of the Scheme and the holders of such shares shall be bound by the Scheme accordingly.

(c) Subject to paragraph (e) of this article 149, if any ordinary shares are issued to any person other than Boots Group (a "new member") after the Scheme has become effective they will, provided that Boots Group is a member of the company, be immediately transferred to Boots Group and/or its nominee(s) in consideration of and conditional on the issue to the new member of an equal number of Boots Group Ordinary Shares as those transferred.

(d) The Boots Group Ordinary Shares issued pursuant to paragraph (c) of this article 149 shall be credited as fully paid and shall rank equally in all respects with all other Boots Group Ordinary Shares in issue at the time and be subject to the Memorandum and Articles of Association of Boots Group from time to time.

(e) The number of Boots Group Ordinary Shares to be allotted and issued under paragraph (c) of this article 149 may be adjusted following any variation in the share capital of either the company or Boots Group or such other event as the directors consider fair and reasonable on such adjusted terms as the board of Boots Group may determine, provided that no such adjustment may be made unless the auditors have confirmed in writing to the directors of the company that, in their opinion, such adjustment is fair and reasonable.

(f) No fraction of a Boots Group Ordinary Share shall be allotted pursuant to this article 149, but the entitlement of each member who would otherwise have been entitled to a fraction of a Boots Group Ordinary Share shall be rounded down to the nearest whole number. Any fractions of a Boots Group Ordinary Share may be aggregated and sold in the market on behalf of the relevant member.

(g) To give effect to any transfer required by this article 149, the company may appoint any person to execute and deliver as transferor a form or instructions of transfer on behalf of the new member in favour of Boots Group and/or its nominee(s) and to agree for and on behalf of the new member to become a member of Boots Group. Pending the registration of Boots Group as the holder of any shares in the company, Boots Group shall be empowered to appoint a person to act as attorney on behalf of the new member in accordance with such directions as Boots Group may give in relation to any dealings with or disposal of such shares (or any interest therein), exercising any rights attached thereto or receiving any distribution or other benefit accruing or payable in respect thereof and, if a person is so appointed to act as attorney, the new member shall not be entitled to exercise any rights attaching thereto except:

(i) to the extent that the person appointed to act as attorney fails to act in accordance with the directions of Boots Group; and

(ii) in accordance with the directions of Boots Group.

82-34701

SECRETARIAT

Please complete in typescript, or in bold black capitals

CHFP029

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Company Number: 27657

Company Name in full: The Boots Company PLC

03 FEB 25 PM 7:21

Date of termination of appointment (Day Month Year): 31 12 2002

as director: X   as secretary:

Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.

NAME

Please insert details as previously notified to Companies House.

*Style / Title: MR   *Honours etc:

Forename(s): KENNETH STANTON

Surname: PIGGOTT

†Date of Birth (Day Month Year): 13 10 1948

A serving director, secretary etc must sign the form below.

* Voluntary details.
† Directors only.
** Delete as appropriate

Signed S Fennell   **Date** 31 DEC 2002

(** serving ~~director~~ / secretary / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver manager~~ / ~~receiver~~)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

SONIA FENNELL, THE BOOTS COMPANY PLC, GROUP HEADQUARTERS, NOTTINGHAM, , NG2 3AA

Tel 0115-968 7094

DX number 712061   DX exchange BEESTON 2

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

82-34701

G

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

CHFP029

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only

Please complete legibly, preferably in black type,or bold block lettering

To the Registrar of Companies
(Address overleaf)

For offical use

Company number: 27657

Name of company

* insert full name of company

* THE BOOT'S COMPANY PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	2,000,000	1,500,000	1,136,168
Nominal value of each share	0.25	0.25	0.25
Date(s) on which the shares were delivered to the company	14/11/02	15/11/02	19/11/02
Maximum prices paid § for each share	5.9922	5.8633	5.9148
Minimum prices paid § for each share	5.8543	5.7538	5.8637

§ A private company is not required to give this informaton

The aggerate amount paid by the company for the shares to which this return relates was:	£ 27,200,997.12
Stamp Duty is payable on the aggregate amount at the rate of ½ % rounded up to the nearest multiple of £5	£ 136005

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ Asst Secretary Date 5 Dec 2002

Presentor's name address and reference (if any) :

SONIA FENNELL
THE BOOTS COMPANY PLC
GROUP HEADQUARTERS

For official Use
General Section

Post room

1. Before this form is delivered to Companies House it must be "stamped" by an Inland Revenue Stamp Office to confirm that the appropiate amount of Stamp Duty has been paid. Inland Revenue Stamp Offices are located at:

Birmingham Stamp Office
5th Floor
Norfolk House
Smallbrook Queensway
Birmingham B5 4LA

DX: 15001 Birmingham 1
Tel: 0121 633 3313

Bristol Stamp Office
The Pithay
All Saints Street
Bristol
BS1 2NY

DX: 7899 Bristol 1
Tel: 0117 927 2022

Manchester Stamp Office
Alexandra House
Parsonage
Manchester
M60 9BT

DX: 14430 Manchester
Tel: 0161 476 1741

Newcastle Stamp Office
15th Floor, Cale Cross House
156 Pilgrim Street
Newcastle Upon Tyne
NE1 6TF

DX: 61021 Newcastle Upon Tyne
Tel: 0191 261 1199

Edinburgh Stamp Office
Mulberry House
16 Picardy Place
Edinburgh
EH1 3NF

DX: ED 303 Edinburgh 1
Tel: 0131 556 8998

London Stamp Office
(Personal callers only)
South West Wing
Bush House
Strand
London WC2B 4QN

Tel: 0171 438 7252/7452

Worthing Stamp Office
(Postal application only)
Ground Floor
East Block
Barrington Road
Worthing BN12 4SE

DX: 3799 Worthing 1
Tel: 01903 508962

Cheques for Stamp Duty must be made payable to "Inland Revenue - Stamp Duties" and crossed "Not Transferable".

NOTE. This form must be presented to an Inland Revenue Stamp Office for stamping together with the payment of duty within 30 days of the allotment of shares, otherwise Inland Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by the Inland Revenue it must be delivered to Companies House within one month of the shares being purchased. The form must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff
CF14 3UZ

DX:33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh
EH1 2EB

DX:235 Edinburgh

82-34701

G

CHFP029

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only.

Please complete legibly, preferably in black type,or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number: 27657

Name of company

* insert full name of company

* THE BOOT'S COMPANY PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	500,000	2,500,000	315,619
Nominal value of each share	0.25	0.25	0.25
Date(s) on which the shares were delivered to the company	20/11/02	25/11/02	27/11/02
Maximum prices paid § for each share	5.9613	6.0126	5.7475
Minimum prices paid § for each share	5.9613	5.7867	5.7475

§ A private company is not required to give this informaton

The aggerate amount paid by the company for the shares to which this return relates was:	£ 19,585,161
Stamp Duty is payable on the aggregate amount at the rate of ½ % rounded up to the nearest multiple of £5	£ 9793C

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ Asst Secretary Date 5 Dec 2002

Presentor's name address and reference (if any) :

SONIA FENNELL
THE BOOTS COMPANY PLC
GROUP HEADQUARTERS

For official Use
General Section

Post room

1. Before this form is delivered to Companies House it must be "stamped" by an Inland Revenue Stamp Office to confirm that the appropiate amount of Stamp Duty has been paid. Inland Revenue Stamp Offices are located at:

Birmingham Stamp Office
5th Floor
Norfolk House
Smallbrook Queensway
Birmingham B5 4LA

DX: 15001 Birmingham 1
Tel: 0121 633 3313

Bristol Stamp Office
The Pithay
All Saints Street
Bristol
BS1 2NY

DX: 7899 Bristol 1
Tel: 0117 927 2022

Manchester Stamp Office
Alexandra House
Parsonage
Manchester
M60 9BT

DX: 14430 Manchester
Tel: 0161 476 1741

Newcastle Stamp Office
15th Floor, Cale Cross House
156 Pilgrim Street
Newcastle Upon Tyne
NE1 6TF

DX: 61021 Newcastle Upon Tyne
Tel: 0191 261 1199

Edinburgh Stamp Office
Mulberry House
16 Picardy Place
Edinburgh
EH1 3NF

DX: ED 303 Edinburgh 1
Tel: 0131 556 8998

London Stamp Office
(Personal callers only)
South West Wing
Bush House
Strand
London WC2B 4QN

Tel: 0171 438 7252/7452

Worthing Stamp Office
(Postal application only)
Ground Floor
East Block
Barrington Road
Worthing BN12 4SE

DX: 3799 Worthing 1
Tel: 01903 508962

Cheques for Stamp Duty must be made payable to "Inland Revenue - Stamp Duties" and crossed "Not Transferable".

NOTE. This form must be presented to an Inland Revenue Stamp Office for stamping together with the payment of duty within 30 days of the allotment of shares, otherwise Inland Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by the Inland Revenue it must be delivered to Companies House within one month of the shares being purchased. The form must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff
CF14 3UZ

DX:33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh
EH1 2EB

DX:235 Edinburgh

The Boots Company PLC
(Registered in England and Wales No. 0027657)

At an Extraordinary General Meeting of The Boots Company PLC (the "Company") held at The Boots Company PLC, D31 Conference Room, 1 Thane Road West, Nottingham NG2 3AA at 3.00 p.m. on 19 December 2002 the following special resolution was passed:

THAT:

with effect from the passing of this resolution the articles of association of the Company be and are hereby amended by the adoption and inclusion of the following new Article 149:

"SHARES NOT SUBJECT TO SCHEME OF ARRANGEMENT

(a) In this article 149, the "Scheme" means the scheme of arrangement of the company dated 19 November 2002 under section 425 of the Companies Act 1985, between the company and the holders of the Scheme Shares, in its original form or with or subject to any modification, addition or condition approved or imposed by the Court. Expressions defined in the Scheme shall have the same meaning in this article 149.

(b) Notwithstanding any other provision of these articles, if the company issues any ordinary share after the time at which this article becomes effective and prior to the Scheme becoming effective, such shares shall be allotted and issued subject to the terms of the Scheme and the holders of such shares shall be bound by the Scheme accordingly.

(c) Subject to paragraph (e) of this article 149, if any ordinary shares are issued to any person other than Boots Group (a "new member") after the Scheme has become effective they will, provided that Boots Group is a member of the company, be immediately transferred to Boots Group and/or its nominee(s) in consideration of and conditional on the issue to the new member of an equal number of Boots Group Ordinary Shares as those transferred.

(d) The Boots Group Ordinary Shares issued pursuant to paragraph (c) of this article 149 shall be credited as fully paid and shall rank equally in all respects with all other Boots Group Ordinary Shares in issue at the time and be subject to the Memorandum and Articles of Association of Boots Group from time to time.

(e) The number of Boots Group Ordinary Shares to be allotted and issued under paragraph (c) of this article 149 may be adjusted following any variation in the share capital of either the company or Boots Group or such other event as the directors consider fair and reasonable on such adjusted terms as the board of Boots Group may determine, provided that no such adjustment may be made unless the auditors have confirmed in writing to the directors of the company that, in their opinion, such adjustment is fair and reasonable.

(f) No fraction of a Boots Group Ordinary Share shall be allotted pursuant to this article 149, but the entitlement of each member who would otherwise have been entitled to a fraction of a Boots Group Ordinary Share shall be rounded down to the nearest whole number. Any fractions of a Boots Group Ordinary Share may be aggregated and sold in the market on behalf of the relevant member.

(g) To give effect to any transfer required by this article 149, the company may appoint any person to execute and deliver as transferor a form or instructions of transfer on behalf of the new member in favour of Boots Group and/or its nominee(s) and to agree for and on behalf of the new member to become a member of Boots Group. Pending the registration of Boots Group as the holder of any shares in the company, Boots Group shall be empowered to appoint a person to act as attorney on behalf of the new member in accordance with such directions as Boots Group may give in relation to any dealings with or disposal of such shares (or any interest therein), exercising any rights attached thereto or receiving any distribution or other benefit accruing or payable in respect thereof and, if a person is so appointed to act as attorney, the new member shall not be entitled to exercise any rights attaching thereto except:

   (i) to the extent that the person appointed to act as attorney fails to act in accordance with the directions of Boots Group; and

   (ii) in accordance with the directions of Boots Group."

(Chairman)

CE023520083

82-34701

No. 4452715

THE COMPANIES ACT 1985

COMPANY LIMITED BY SHARES

BOOTS GROUP PLC

Memorandum

AND

Articles of Association

Reprint with all current amendments as at 31st October 2002

CERTIFICATE OF INCORPORATION

ON CHANGE OF NAME

Company No. 4452715

The Registrar of Companies for England and Wales hereby certifies that

HALFORDS GROUP PLC

having by special resolution changed its name, is now incorporated under the name of

BOOTS GROUP PLC

Given at Companies House, Cardiff, the 11th October 2002

REGISTRAR OF COMPANIES FOR ENGLAND AND WALES

THE OFFICIAL SEAL OF THE REGISTRAR OF COMPANIES

Companies House

— for the record —

CERTIFICATE THAT A PUBLIC COMPANY

IS ENTITLED TO DO BUSINESS AND BORROW

Company No. 4452715

I hereby certify that the provisions of section 117(1) of the Companies Act 1985 have been complied with in relation to

HALFORDS GROUP PLC

and that the company is entitled to do business and borrow.

Given at Companies House, Cardiff, the 12th June 2002

TONY BHAMBHRA

For The Registrar Of Companies

CERTIFICATE OF INCORPORATION

OF A PUBLIC LIMITED COMPANY

Company No. 4452715

The Registrar of Companies for England and Wales hereby certifies that

HALFORDS GROUP PLC

is this day incorporated under the Companies Act 1985 as a public company and that the company is limited.

Given at Companies House, London, the 31st May 2002

For The Registrar Of Companies

COMPANIES HOUSE

No: 04452715

THE COMPANIES ACT 1985 (AS AMENDED)

Company limited by shares

RESOLUTIONS

of

BOOTS GROUP PLC

At an Extraordinary General Meeting (the "EGM") of Boots Group PLC (the "Company") duly convened and held on 31 October 2002 the following resolutions were passed:

SPECIAL RESOLUTIONS

1. THAT:

(A) each of the 49,998 authorised but unissued ordinary shares of £1 each in the capital of the Company and the two issued ordinary shares of £1 each in the capital of the Company, be and is hereby sub-divided into 4 ordinary shares of 25 pence each;

(B) each of the 50,000 authorised but unissued redeemable preference shares of £1 each in the capital of the Company be and is hereby redesignated as an ordinary share of £1 each and each such ordinary share be and is hereby sub-divided into 4 ordinary shares of 25 pence each;

(C) the authorised share capital of the Company be and is hereby increased from £100,000 to £300,000,000 by the creation of a further 1,199,600,000 ordinary shares of 25 pence each;

(D) the Directors form time to time of the Company ("Directors") be and they are hereby generally and unconditionally authorised to exercise all powers of the Company to allot relevant securities (within the meaning of Section 80 of the Companies Act 1985 (the "Act")):

(i) up to an aggregate nominal amount of £225,000,000, representing the allotment of up to 900,000,000 ordinary shares of 25 pence each as consideration for the transfer to the Company of the entire issued share capital of The Boots Company PLC pursuant to the proposed scheme of arrangement of that company under section 425 of the Act (the "Scheme");

(ii) up to an additional aggregate nominal amount equal to £70,930,000;

such authority to expire at the conclusion of the next Annual General Meeting of the Company to be held after the passing of this resolution save that the Company may, before such expiry, make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the Directors may allot relevant securities in pursuance of such offer or agreement as if the authority conferred hereby had not expired and that this authority is in substitution for any and all authorities previously conferred upon the Directors for the purposes of Section 80 of the Act to the extent unused;

(E) the Directors be and they are hereby empowered pursuant to Section 95 of the Act to allot equity securities (as defined in Section 94(2) of the Act) for cash pursuant to the authority conferred by paragraph (D) (ii) of this resolution as if Section 89(1) of the Act did not apply to such allotment, PROVIDED THAT this power shall be limited to:

(i) the allotment of equity securities for cash in connection with or pursuant to a rights issue or any other offer in favour of the holders of equity securities and other persons entitled to participate therein in proportion (as nearly as may be practicable) to the respective numbers of equity securities then held by them (or, as appropriate, the number of such securities which such other persons are for those purposes deemed to hold), but subject to such exclusions or other arrangements as the Directors may consider necessary, expedient or appropriate to deal with any fractional entitlements or legal or practical difficulties which may arise under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory or otherwise; and

(ii) the allotment (otherwise than pursuant to sub-paragraph (i) above) of equity securities for cash up to an aggregate nominal value of £10,640,000,

and shall expire at the conclusion of the next Annual General Meeting of the Company save that the Company may, before such expiry, make an offer or agreement which would or might require equity securities to be allotted after such expiry and the board may allot equity securities in pursuance of such an offer or agreement as if the power conferred hereby had not expired and that this authority is in substitution for any and all authorities previously conferred upon the Directors for the purposes of Section 95 of the Act to the extent unused;

2. THAT the new Articles of Association of the Company produced to the EGM and initialled by the Chairman for the purposes of identification only, be and are hereby adopted in substitution for and to the exclusion of the existing Articles of Association of the Company.

3. THAT:

(A) The Boots Group All-Employee Share Ownership Plan 2000, The Boots Group SAYE Share Option Plan 2002, The Boots Group Executive Share Option Plan 2002 and The Boots Group Long Term Bonus Plan 2002 (the "Plans") and one or more employee trusts, a summary of each of which is set out in Part 4 of the draft Listing Particulars of the Company produced to the EGM and initialled by the Chairman for the purposes of identification only, be and are hereby approved and that the Directors be and they are hereby authorised to do all acts and things necessary to establish and carry them into effect;

(B) the Directors be and they are hereby authorised to establish a further scheme or schemes containing such provisions as the Directors may decide subject to the following:

(i) such schemes must operate within the limits on the number of new ordinary shares which may be made available from time to time under the Plans;

(ii) such schemes must, except to the extent necessary or desirable to take account of overseas tax, securities and exchange control laws, contain limitations so as to ensure, so far as the Directors consider practicable, that the participants in such schemes obtain no greater benefit than employees participating in the Plans; and

(iii) once established, the provisions of such schemes may not be amended without the prior approval of the Company in general meeting, if such approval would be required to amend the comparable provisions in the Plans; and

(C) the Directors be and they are hereby authorised to vote and be counted in the quorum on any matter connected with the schemes referred to in this resolution (except that no Director may vote or be counted in the quorum in respect of his own participation) and any prohibition on voting contained in the articles of association of the Company be and is hereby relaxed accordingly.

4. THAT the Company is generally and unconditionally authorised to make one or more market purchases (within the meaning of section 163(3) of the Companies Act 1985) on the London Stock Exchange of ordinary shares provided that:

(A) the maximum number of ordinary shares authorised to be purchased is 85,100,000;

(B) the minimum price which may be paid for ordinary shares is the nominal value per share (exclusive of expenses);

(C) the maximum price (exclusive of expenses) which may be paid for an ordinary share is not more than 5% above the average of the middle market quotations

for an ordinary share as derived from the London Stock Exchange Daily Official List for the 5 business days immediately preceding the day on which the ordinary share is purchased;

(D) unless previously revoked, varied or extended, the authority conferred by this resolution shall expire at the conclusion of the next Annual General Meeting of the Company; and

(E) the Company may make a contract or contracts to purchase ordinary shares under the authority conferred by this resolution prior to the expiry of such authority that will or may be executed wholly or partly after the expiry of such authority and may make a purchase of ordinary shares in pursuance of any such contract or contracts.

M J OLIVER
CHAIRMAN

Registered No. 4452715

MEMORANDUM OF ASSOCIATION

OF

BOOTS GROUP PLC

1. **Name**

The name of the company is "BOOTS GROUP PLC".

2. **Type of Company**

The company is to be a public company.

3. **Registered Office**

The company's registered office is to be situated in England and Wales.

4. **Objects**

The objects for which the company is established are:-

(A) To carry on business as a general commercial company and to carry on any trade or business whatsoever.

(B) To acquire any estate or interest in and to take options over, construct, develop or exploit any property, real or personal, and rights of any kind and the whole or any part of the undertaking, assets and liabilities of any person and to act as a holding company.

(C) To provide services of all descriptions.

(D) To lend money and grant or provide credit and financial accommodation to any person and to deposit money with any person.

(E) To invest money of the company in any investments and to hold, sell or otherwise deal with investments or currencies or other financial assets.

(F) To enter into any arrangements with any government or authority or person and to obtain from any government or authority or person any legislation, orders, rights, privileges, franchises and concessions.

(G) To borrow and raise money and accept money on deposit and to secure or discharge any debt or obligation in any manner and in particular (without prejudice to the generality of the foregoing) by mortgages of or charges upon all or any part of the undertaking, property and assets (present and future) and uncalled capital of the company or by the creation and issue of securities.

(H) To enter into any guarantee, contract of indemnity or suretyship and in particular (without prejudice to the generality of the foregoing) to guarantee, support or secure, with or without consideration, whether by personal obligation or by mortgaging or charging all or any part of the undertaking, property and assets (present and future) and uncalled capital of the company or by both such methods or in any other manner, the performance of any obligations or commitments of, and the repayment or payment of the principal amounts of and any premiums interest dividends and other moneys payable on or in respect of any securities or liabilities of, any person, including (without prejudice to the generality of the foregoing) any company which is at the relevant time a subsidiary or a holding company of the company or another subsidiary of a holding company of the company or otherwise associated with the company.

(I) To amalgamate or enter into partnership or any profit-sharing arrangement with, or to co-operate or participate in any way with, or to take over or assume any obligation of, or to assist or subsidise any person.

(J) To sell, exchange, mortgage, charge, let, grant licences, easements, options and other rights over, and in any other manner deal with, or dispose of, all or any part of the undertaking, property and assets (present and future) of the company for any or for no consideration and in particular (without prejudice to the generality of the foregoing) for any securities or for a share of profit or a royalty or other periodical or deferred payment.

(K) To issue and allot securities of the company for cash or in payment or part payment for any real or personal property purchased or otherwise acquired by the company or any services rendered to the company or as security for any obligation or amount (even if less than the nominal amount of such securities) or for any other purpose, and to give any remuneration or other compensation or reward for services rendered or to be rendered in placing or procuring subscriptions of, or otherwise assisting in the issue of, any securities of the company or in or about the formation of the company or the conduct or course of its business.

(L) To establish or promote, or concur or participate in establishing or promoting, any company, fund or trust and to subscribe for, underwrite, purchase or otherwise acquire securities of any company, fund or trust and to act as director of and as secretary, manager, registrar or transfer agent for any other company and to act as trustee of any kind and to undertake and execute any trust and any trust business (including the business of acting as trustee under wills and settlements and as executor and administrator).

(M) To pay all the costs, charges and expenses preliminary or incidental to the promotion, formation, establishment and incorporation of the company, and to procure the registration or incorporation of the company in or under the laws of any place outside England.

(N) To the extent permitted by law, to give financial assistance for the purpose of the acquisition of shares of the company or any company which is at the relevant time the company's holding company or subsidiary or another subsidiary of any such holding company or for the purpose of reducing or discharging a liability incurred for the purpose of such an acquisition.

(O) To grant or procure the grant of donations, gratuities, pensions, annuities, allowances or other benefits, including benefits on death, to, or purchase and maintain any type of insurance for or for the benefit of, any directors, officers or employees or former directors, officers or employees of the company or any company which at any time is or was a subsidiary or a holding company of the company or another subsidiary of a holding company of the company or otherwise associated with the company or of any predecessor in business of any of them, and to the relations, connections or dependants of any such persons, and to other persons whose service or services have directly or indirectly been of benefit to the company or whom the board of directors of the company considers have any moral claim on the company or to their relations, connections or dependants, and to establish or support any funds, trusts, insurances or schemes or any associations, institutions, clubs or schools, or to do any other thing likely to benefit any such persons or otherwise to advance the interests of such persons or the company or its members, and to subscribe, guarantee or pay money for any purpose likely, directly or indirectly, to further the interests of such persons or the company or its members or for any national, charitable, benevolent, educational, social, public, political, general or useful object.

(P) To cease carrying on or to wind up any business or activity of the company, and to cancel any registration of and to wind up or procure the dissolution of the company in any state or territory.

(Q) To distribute any of the property of the company among its creditors and members or any class of either in cash, specie or kind.

(R) To do all or any of the above things or matters in any part of the world and either as principals, agents, contractors, trustees or otherwise and by or through trustees, agents or otherwise and either alone or in conjunction with others.

(S) To carry on any other activity and do anything of any nature which in the opinion of the board of directors of the company is or may be capable of being conveniently carried on or done in connection with the above, or likely directly or indirectly to enhance the value of or render more profitable all or any part of the company's undertaking property or assets or otherwise to advance the interests of the company or of its members.

(T) To do any other thing which in the opinion of the board of directors of the company is or may be incidental or conducive to the attainment of the above objects or any of them.

(U) In this clause "**company**", except where used in reference to this company, shall include any partnership or other body of persons, whether incorporated or not incorporated, and whether formed, incorporated, domiciled or resident in the United Kingdom or elsewhere, "**person**" shall include any company as well as any other legal or natural person, "**securities**" shall include any fully, partly or nil paid or no par value share, stock, unit, debenture, debenture or loan stock, deposit receipt, bill, note, warrant, coupon, right to subscribe or convert, or similar right or obligation, "**and**" and "**or**" shall mean "**and/or**" where the context so permits, "**other**" and "**otherwise**" shall not be construed ejusdem generis where a wider construction is possible, and the objects specified in the different paragraphs of this clause shall not, except where the context expressly requires, be in any way limited or restricted by reference to or inference from the terms of any other paragraph or the name of the company or the nature of any trade or business carried on by the company, or by the fact that at any time the company is not carrying on any trade or business but may be carried out in as full and ample a manner and shall be construed in as wide a sense as if each of those paragraphs defined the objects of a separate distinct and independent company.

5. Liability of Members

The liability of the members is limited.

6. Share Capital

The company's share capital is £100,000 divided into 50,000 Ordinary Shares of £1 each and 50,000 Preference Shares of £1 each, and the company shall have the power from time to time to divide the original or any increased capital into classes, and to attach thereto any preferential, deferred, qualified or other special rights, privileges, restrictions or conditions.

NOTES

The capital of the Company as at 31st October 2002 is £300,000 divided into 1,200,000,000 Ordinary Shares of £1 each, having been altered as follows:

1 On 31 October 2002,

a) each the 50,000 Ordinary Shares of £1 was subdivided into 4 Ordinary Shares of 25p;

b) each of the 50,000 Preference Shares was redesignated as an Ordinary Share, and each of the resulting Ordinary Shares was sub-divided into 4 Ordinary Shares of 25p; and,

c) the authorised share capital was increased from £100,000 divided into 400,000 Ordinary Shares of 25p each to £300,000,000 divided into 1,200,000,000 Ordinary Shares of 25p each by the creation of an additional 1,199,600,000 Ordinary Shares of 25p each.

We, the subscribers of this memorandum of association, wish to be formed into a company pursuant to this memorandum; and we agree to take the number of shares shown opposite

NAMES, ADDRESSES AND DESCRIPTIONS OF SUBSCRIBERS	Number of Shares taken by each Subscriber
For and on behalf of TRUCIDATOR NOMINEES LIMITED 2 Lambs Passage, EC1Y 8BB Director	One Ordinary Share
For and on behalf of TREXCO LIMITED 2 Lambs Passage, EC1Y 8BB Director	One Ordinary Share

DATED the 22nd day of May 2002

WITNESS to the above Signatures:-

Stuart MacLean
One Bunhill Row
London EC1Y 8YY

ARTICLES OF ASSOCIATION

of

Boots Group PLC

(Articles adopted on 31 October, 2002)

INTERPRETATION

Exclusion of Table A — 1. No regulations set out in any statute, or in any statutory instrument or other subordinate legislation made under any statute, concerning companies shall apply as the regulations or articles of the company.

Definitions — 2. In these articles unless the context otherwise requires:-

"**address**" means the same as in the Companies Act and, in relation to electronic communications may include any number or address used for the purposes of such communication;

"**these articles**" means these articles of association as altered from time to time and the expression "**this article**" shall be construed accordingly;

"**the auditors**" means the auditors from time to time of the company or, in the case of joint auditors, any one of them;

"**the board**" means the board of directors from time to time of the company or the directors present at a meeting of the directors at which a quorum is present;

"**certificated share**" means a share which is not an uncertificated share;

"**clear days**" in relation to the period of a notice means that period excluding the day when the notice is served or deemed to be served and the day for which it is given or on which it is to take effect;

"**the Companies Acts**" means every statute (including any orders, regulations or other subordinate legislation made under it) from time to time in force concerning companies in so far as it applies to the company;

"**electronic communication**" shall have the same meaning in these articles as that which is defined in any act which amends the Companies

Acts to that effect;.

"**the holder**" in relation to any shares means the member whose name is entered in the register as the holder of those shares;

"**the Listing Rules**" means the rules which are made from time to time by the relevant competent body for the purposes of the regulation of the official listing of the company's securities;

"**member**" means a member of the company;

"**the office**" means the registered office of the company;

"**paid up**" means paid up or credited as paid up;

"**participating class**" means a class of shares title to which is permitted by an Operator to be transferred by means of a relevant system;

"**person entitled by transmission**" means a person whose entitlement to a certificated share in consequence of the death or bankruptcy of a member or of any other event giving rise to its transmission by operation of law has been noted in the register;

"**the register**" means the register of members of the company;

"**seal**" means any common or official seal that the company may be permitted to have under the Companies Acts;

"**the secretary**" means the secretary, or (if there are joint secretaries) any one of the joint secretaries, of the company and includes an assistant or deputy secretary and any person appointed by the board to perform any of the duties of the secretary;

"**uncertificated share**" means a share of a class which is at the relevant time a participating class title to which is recorded on the register as being held in uncertificated form;

"**the Uncertificated Securities Regulations**" means the Uncertificated Securities Regulations 2001 as amended from time to time and any provisions of or under the Companies Acts which supplement or replace such Regulations;

"**United Kingdom**" means Great Britain and Northern Ireland;

references to a document being **executed** include references to its being executed under hand or under seal or by any other method;

references to **writing** include references to any method of representing or reproducing words in a legible and non-transitory form including by way of electronic communications where specifically provided in a particular article or where permitted by the board in its absolute discretion;

words or expressions to which a particular meaning is given by the Companies Acts in force when these articles or any part of these articles are adopted bear the same meaning in these articles or that part (as the case may be) save that the word "**company**" shall include any body corporate; and

references to a **meeting** shall not be taken as requiring more than one person to be present if any quorum requirement can be satisfied by one person.

Headings and **notes** are included only for convenience and shall not affect meaning.

Form of Resolution

3. (A) Subject to the Companies Act where for any purpose an ordinary resolution of the company is required, a special or extraordinary resolution shall also be effective and where for any purpose an extraordinary resolution is required a special resolution shall also be effective.

(B) A resolution in writing or by means of electronic communication signed by or on behalf of each member who would have been entitled to vote upon it if it had been proposed at a general meeting at which he was present shall be as effectual as if it had been passed at a general meeting properly convened and held and may consist of several instruments in the like form which may, if the board in its absolute discretion decides, be in writing or by means of electronic communication each executed by or on behalf of one or more of the members.

SHARE CAPITAL

Authorised Share Capital

4. The authorised share capital of the company at the date of adoption of this article is £300,000,000 divided into 1,200,000,000 ordinary shares of 25 pence each.

Rights Attached to Shares

5. Subject to the provisions of the Companies Acts and to any rights conferred on the holders of any other shares, any share may be issued with or have attached to it such rights and restrictions as the company may by ordinary resolution decide or, if no such resolution has been passed or so far as the resolution does not make specific provision, as the board may decide.

Redeemable

6. Subject to the provisions of the Companies Acts and to any rights

Shares — conferred on the holders of any other shares, any share may be issued which is to be redeemed, or is liable to be redeemed at the option of the company or the holder.

Purchase of Own Shares — 7. Subject to the provisions of the Companies Acts and to any rights conferred on the holders of shares, the company may purchase or may enter into a contract under which it will or may purchase all or any of its shares of any class, including any redeemable shares. Neither the company nor the board shall be required to select the shares to be purchased rateably or in any other particular manner as between the holders of shares of the same class or as between them and the holders of shares of any other class or in accordance with the rights as to dividends or capital conferred by any class of shares.

Variation of Rights — 8. Subject to the provisions of the Companies Acts, all or any of the rights attached to any class of shares may from time to time (whether or not the company is being wound up) be varied either with the consent of the holders of not less than three-fourths in nominal value of the issued shares of that class or with the sanction of an extraordinary resolution passed at a separate general meeting of the holders of those shares. All the provisions of these articles as to general meetings of the company shall mutatis mutandis apply to any such separate general meeting, but so that the necessary quorum shall be a person or persons holding or representing by proxy not less than one-third in nominal value of the issued shares of the class, that every holder of shares of the class present in person or by proxy shall be entitled on a poll to one vote for every share of the class held by him (subject to any rights or restrictions attached to any class of shares) and that any holder of shares of the class present in person or by proxy may demand a poll and that at any adjourned meeting of the holders one holder present in person or by proxy (whatever the number of shares held by him) shall be a quorum.

Pari Passu Issues — 9. The rights conferred upon the holders of any shares shall not, unless otherwise expressly provided in the rights attaching to those shares, be deemed to be varied by the creation or issue of further shares ranking pari passu with them.

Unissued Shares — 10. Subject to the provisions of the Companies Acts and these articles, the unissued shares of the company (whether forming part of the original or any increased capital) shall be at the disposal of the board which may offer, allot, grant options over or otherwise dispose of them to such persons, at such times and for such consideration and upon such terms as the board may decide.

Payment of Commission — 11. The company may in connection with the issue of any shares exercise all powers of paying commission and brokerage conferred or permitted by the Companies Acts.

Trusts Not Recognised

12. Except as ordered by a court of competent jurisdiction or as required by law, no person shall be recognised by the company as holding any share upon any trust and the company shall not be bound by or required in any way to recognise (even when having notice of it) any interest in any share other than an absolute right to the whole of the share in the holder.

CERTIFICATES

Right to Share Certificates

13. Every person (except a stock exchange nominee in respect of which the company is not by law required to complete and have ready for delivery a certificate) whose name is entered in the register as a holder of any certificated shares shall be entitled, without payment, to receive within the time limits prescribed by the Companies Acts (or, if earlier, within any prescribed time limit or within a time specified when the shares were issued) one certificate for all those shares of any one class. In the case of a certificated share held jointly by several persons, the company shall not be bound to issue more than one certificate and delivery of a certificate to one of several joint holders shall be sufficient delivery to all. A member (except such a nominee) who transfers some but not all of the shares comprised in a certificate shall be entitled to a certificate for the balance without charge.

Replacement of Share Certificates

14. If a share certificate is defaced, worn out, lost or destroyed, it may be replaced without fee but on such terms (if any) as to evidence and indemnity and to payment of any exceptional out-of-pocket expenses of the company in investigating the evidence and preparing the indemnity as the board may decide and, where it is defaced or worn out, after delivery of the old certificate to the company.

Sealing of Share Certificates

15. Every share certificate shall be executed under a seal or in such other manner as the board, having regard to the terms of issue and any listing requirements, may authorise and shall specify the number and class of the shares to which it relates and the amount or respective amounts paid up on the shares. The board may by resolution decide, either generally or in any particular case or cases, that any signatures on any share certificates need not be autographic but may be applied to the certificates by some mechanical or may be printed on them or that the certificates need not be signed by any person.

Uncertificated Shares

16. (A) Pursuant and subject to the Uncertificated Securities Regulations, the board may permit title to shares of any class to be evidenced otherwise than by a certificate and title to shares of such a class to be transferred by means of a relevant system and may make arrangements for a class of shares (if all shares of that class are in all respects identical) to become a participating class. Title to shares of a particular class may only be evidenced otherwise than by a certificate where that class of shares is at the relevant time a participating class. The board may also, subject to compliance

with the Uncertificated Securities Regulations and the rules of any relevant system, determine at any time that title to any class of shares may from a date specified by the board no longer be evidenced otherwise than by a certificate or that title to such a class shall cease to be transferred by means of any particular relevant system. For the avoidance of doubt, shares which are uncertificated shares shall not be treated as forming a class which is separate from certificated shares with the same rights.

(B) In relation to a class of shares which is a participating class and for so long as it remains a participating class, no provision of these articles shall apply or have effect to the extent that it is inconsistent in any respect with:-

(i) the holding of shares of that class in uncertificated form;

(ii) the transfer of title to shares of that class by means of a relevant system; and

(iii) any provision of the Uncertificated Securities Regulations.

(C) Shares of a class which is at the relevant time a participating class may be changed from uncertificated to certificated form, and from certificated to uncertificated form, in accordance with and subject as provided in the Uncertificated Securities Regulations and the rules of any relevant system.

(D) Unless the board otherwise determines or the Uncertificated Securities Regulations or the rules of the relevant system concerned otherwise require, any shares issued or created out of or in respect of any uncertificated shares shall be uncertificated shares and any shares issued or created out of or in respect of any certificated shares shall be certificated shares.

LIEN

Company's Lien on Shares Not Fully Paid

17. The company shall have a first and paramount lien on every share (not being a fully paid share) for all amounts payable to the company (whether presently or not) in respect of that share. The company's lien on a share shall extend to every amount payable in respect of it. The board may at any time either generally or in any particular case waive any lien that has arisen or declare any share to be wholly or in part exempt from the provisions of this article.

Enforcing Lien by Sale

18. The company may sell, in such manner as the board may decide, any shares on which the company has a lien if a sum in respect of which the lien exists is presently payable and is not paid within fourteen clear days after a notice in writing has been served on the holder of the shares,

demanding payment and stating that if the notice is not complied with the share may be sold. For giving effect to the sale the board may authorise some person to execute an instrument of transfer of the shares sold to or in accordance with the directions of the purchaser. The transferee shall not be bound to see to the application of the purchase money, nor shall his title to the share be affected by any irregularity or invalidity in relation to the sale.

Application of Proceeds of Sale

19. The net proceeds, after payment of the costs, of the sale by the company of any share on which it has a lien shall be applied in or towards payment or discharge of the debt or liability in respect of which the lien exists so far as it is presently payable, and any residue shall (subject to a like lien for debts or liabilities not presently payable as existed upon the share prior to the sale and upon surrender, if required by the company, for cancellation of the certificate for the share sold) be paid to the person who was entitled to the share at the time of the sale.

CALLS ON SHARES

Calls

20. Subject to the terms of issue, the board may from time to time make calls upon the members in respect of any moneys unpaid on their shares (whether on account of the nominal amount of the shares or by way of premium) and not payable on a date fixed by or in accordance with the terms of issue, and each member shall (subject to the company serving upon him at least fourteen clear days' notice in writing, including by means of electronic communication, specifying when and where payment is to be made) pay to the company as required by the notice the amount called on his shares. A call may be revoked or postponed as the board may decide. A person upon whom a call is made shall remain liable for all calls made upon him notwithstanding the subsequent transfer of the shares in respect of which the call was made.

Payment of Calls

21. A call may be made payable by instalments and shall be deemed to have been made at the time when the resolution of the board authorising the call was passed.

Liability of Joint Holders

22. The joint holders of a share shall be jointly and severally liable to pay all calls in respect of the share.

Interest Due on Non-Payment

23. If a call remains unpaid after it has become due and payable, the person from whom it is due and payable shall pay interest on the amount unpaid from the day it is due and payable to the time of actual payment at such rate, not exceeding 20 per cent. per annum, as the board may decide, and all expenses that have been incurred by the company by reason of such non-payment, but the board shall be at liberty to waive payment of the interest or expenses wholly or in part.

Sums Due on

24. Any amount which becomes payable in respect of a share on allotment or

Allotment Treated as Calls

on any other date fixed by or in accordance with the terms of issue, whether in respect of the nominal amount of the share or by way of premium or as an instalment of a call, shall be deemed to be a call and, if it is not paid, all the provisions of these articles shall apply as if the sum had become due and payable by virtue of a call.

Power to Differentiate

25. Subject to the terms of issue, the board may on the issue of shares differentiate between the allottees or holders as to the amount of calls to be paid and the times of payment.

Payment of Calls in Advance

26. The board may, if it thinks fit, receive from any member who is willing to advance them all or any part of the moneys uncalled and unpaid upon any shares held by him and on all or any of the moneys so advanced may (until they would, but for the advance, become presently payable) pay interest at such rate, not exceeding (unless the company by ordinary resolution shall otherwise direct) 20 per cent. per annum, as the board may decide.

FORFEITURE OF SHARES

Notice if Call or Instalment Not Paid

27. If any call or instalment of a call remains unpaid on any share after the day appointed for payment, the board may at any time serve a notice on the holder requiring payment of so much of the call or instalment as is unpaid, together with any interest which may have accrued and any expenses incurred by the company by reason of such non-payment.

Form of Notice

28. The notice shall name a further day (not being less than fourteen clear days from the date of the notice) on or before which, and the place where, the payment required by the notice is to be made and shall state that in the event of non-payment on or before the day and at the place appointed, the shares in respect of which the call has been made or instalment is payable will be liable to be forfeited. The board may accept the surrender of any share liable to be forfeited and, in that event, references in these articles to forfeiture shall include the surrender.

Forfeiture for Non-Compliance with Notice

29. If the notice is not complied with, any share in respect of which it was given may, at any time before payment of all calls or instalments and interest and expenses due in respect of it has been made, be forfeited by a resolution of the board to that effect and the forfeiture shall include all dividends declared and other moneys payable in respect of the forfeited shares and not paid before the forfeiture.

Notice after Forfeiture

30. When any share has been forfeited, notice of the forfeiture shall be served upon the person who was before forfeiture the holder of the share but no forfeiture shall be invalidated by any omission or neglect to give notice.

Sale of

31. Until cancelled in accordance with the requirements of the Companies

Forfeited Shares

Acts, a forfeited share shall be deemed to be the property of the company and may be sold, re-allotted or otherwise disposed of either to the person who was, before forfeiture, the holder or to any other person upon such terms and in such manner as the board shall decide. The board may for the purposes of the disposal authorise some person to execute an instrument of transfer to the designated transferee. The company may receive the consideration (if any) given for the share on its disposal and may register the transferee as the holder of the share. At any time before a sale, re-allotment or disposition the forfeiture may be cancelled by the board on such terms as the board may decide.

Arrears to be Paid Notwithstanding Forfeitures

32. A person whose shares have been forfeited shall cease to be a member in respect of them and shall surrender to the company for cancellation the certificate for the forfeited shares but shall remain liable to pay to the company all moneys which at the date of the forfeiture were payable by him to the company in respect of those shares with interest thereon at the rate of 20 per cent. per annum (or such lower rate as the board may decide) from the date of forfeiture until payment, and the company may enforce payment without being under any obligation to make any allowance for the value of the shares forfeited or for any consideration received on their disposal.

Statutory Declaration as to Forfeiture

33. A statutory declaration that the declarant is a director of the company or the secretary and that a share has been forfeited on a specified date shall be conclusive evidence of the facts stated in it as against all persons claiming to be entitled to the share. The declaration shall (subject to the execution of an instrument of transfer if necessary) constitute a good title to the share and the person to whom the share is disposed of shall not be bound to see to the application of the purchase money (if any) nor shall his title to the share be affected by any irregularity or invalidity in the proceedings relating to the forfeiture, sale, re-allotment or disposal.

TRANSFER OF SHARES

Form of Transfer

34. (A) Subject to such of the restrictions of these articles as may be applicable:-

(i) any member may transfer all or any of his uncertificated shares by means of a relevant system in such manner provided for, and subject as provided in, the Uncertificated Securities Regulations and the rules of any relevant system, and accordingly no provision of these articles shall apply in respect of an uncertificated share to the extent that it requires or contemplates the effecting of a transfer by an instrument in writing or the production of a certificate for the share to be transferred; and

(ii) any member may transfer all or any of his certificated shares by an instrument of transfer in any usual form or in any other form which the board may approve.

(B) The transferor of a share shall be deemed to remain the holder of the share concerned until the name of the transferee is entered in the register in respect of it.

Execution of Transfer

35. The instrument of transfer of a certificated share (if an instrument of transfer is required) shall be executed by or on behalf of the transferor and (in the case of a partly paid share) the transferee. All instruments of transfer, when registered, may be retained by the company.

Rights to Decline Registration of Partly Paid Shares

36. The board may, in its absolute discretion and without giving any reason for so doing, decline to register any transfer of any share which is not a fully paid share.

Other Rights to Decline Registration

37. (A) Registration of a transfer of an uncertificated share may be refused in the circumstances set out in the Uncertificated Securities Regulations, and where, in the case of a transfer to joint holders, the number of joint holders to whom the uncertificated share is to be transferred exceeds four.

(B) The board may also decline to register any transfer (if an instrument of transfer is required) of a certificated share unless:-

(i) the instrument of transfer is lodged with the company accompanied by the certificate for the shares to which it relates and such other evidence as the board may reasonably require to show the right of the transferor to make the transfer;

(ii) the instrument of transfer is in respect of only one class of share; and

(iii) in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four.

Notice of refusal

38. If the board declines to register an instrument of transfer of a share it shall, within two months after the date on which the instrument of transfer was lodged, send to the transferee notice of the refusal.

No Fee for Registration

39. No fee shall be charged by the company for registering any transfer, or other document relating to or affecting the title to any share or for making

any other entry in the register.

Untraced Shareholders

40. The company may sell any certificated shares in the company on behalf of the holder of, or person entitled by transmission to, the shares by instructing such person as the company may deem appropriate to sell them at the best price reasonably obtainable at the time of sale if:-

(a) the shares have been in issue either in certificated or uncertificated form throughout the qualifying period and at least three cash dividends have become payable on the shares during the qualifying period;

(b) no cash dividend payable on the shares has either been claimed by presentation to the paying bank of the relevant cheque or warrant or been satisfied by the transfer of funds to a bank account designated by the holder of, or person entitled by transmission to, the shares or by the transfer of funds by means of a relevant system at any time during the relevant period;

(c) so far as any director of the company at the end of the relevant period is then aware, the company has not at any time during the relevant period received any communication from the holder of, or person entitled by transmission to, the shares; and

(d) the company has caused two advertisements to be published, one in a newspaper with a national circulation and the other in a newspaper circulating in the area in which the last known postal address of the holder of, or person entitled by transmission to, the shares or the postal address at which service of notices may be effected under the articles is located, giving notice of its intention to sell the shares and a period of three months has elapsed from the date of publication of the advertisements or of the last of the two advertisements to be published if they are published on different dates.

For the purpose of this article:-

"**the qualifying period**" means the period of twelve years immediately preceding the date of publication of the advertisements referred to in sub-paragraph (d) above or of the first of the two advertisements to be published if they are published on different dates; and

"**the relevant period**" means the period beginning at the commencement of the qualifying period and ending on the date when all the requirements of sub-paragraphs (a) to (d) above have been satisfied.

If, after the publication of either or both of the advertisements referred to in sub-paragraph (d) above but before the company has become entitled to sell the

shares pursuant to this paragraph of this article, the requirements of sub-paragraph (b) or (c) above cease to be satisfied, the company may nevertheless sell those shares after the requirements of sub-paragraphs (a) to (d) above have been satisfied afresh in relation to them.

If during any relevant period further shares have been issued in right of those held at the beginning of that relevant period or of any previously so issued during that relevant period and all the requirements of sub-paragraphs (b) to (d) above have been satisfied in regard to the further shares, the company may also sell the further shares.

To give effect to any sale of shares pursuant to this article the board may authorise some person to transfer the shares in question and an instrument of transfer executed by that person shall be as effective as if it had been executed by the holder of, or person entitled by transmission to, the shares. The purchaser shall not be bound to see to the application of the purchase moneys nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings relating to the sale. The net proceeds of sale shall belong to the company and, upon their receipt, the company shall become indebted to the former holder of, or person entitled by transmission to, the shares for an amount equal to the net proceeds. No trust shall be created in respect of the debt and no interest shall be payable in respect of it and the company shall not be required to account for any moneys earned from the net proceeds which may be employed in the business of the company or as it thinks fit.

TRANSMISSION OF SHARES

Transmission on Death

41. If a member dies, the survivor or survivors, where he was a joint holder, and his personal representatives, where he was a sole holder or the only survivor of joint holders, shall be the only persons recognised by the company as having any title to his shares; but nothing contained in these articles shall release the estate of a deceased holder from any liability in respect of any share held by him solely or jointly with other persons.

Entry of Transmission in Register

42. Where the entitlement of a person to a certificated share in consequence of the death or bankruptcy of a member or of any other event giving rise to its transmission by operation of law is proved to the satisfaction of the board, the board shall within two months after proof cause the entitlement of that person to be noted in the register.

Election of Person Entitled by Transmission

43. Any person entitled by transmission to a certificated share may, subject as provided elsewhere in these articles, elect either to become the holder of the share or to have some person nominated by him registered as the holder. If he elects to be registered himself he shall give notice to the company to that effect. If he elects to have another person registered, he shall transfer title to the share to that person. The board may at any time require the person to elect either to be registered himself or to transfer the share and if the requirements are not complied with within sixty days of

being issued the board may withhold payment of all dividends and other moneys payable in respect of the share until the requirements have been complied with. All the provisions of these articles relating to the transfer of, and registration of transfers of, certificated shares shall apply to the notice or transfer as if the death or bankruptcy of the member or other event giving rise to the transmission had not occurred and the notice or transfer was given or executed by the member.

Rights of Person Entitled by Transmission

44. Where a person becomes entitled by transmission to a certificated share, the rights of the holder in relation to that share shall cease, but the person entitled by transmission to the share may give a good discharge for any dividends or other moneys payable in respect of it and shall have the same rights in relation to the share as he would have had if he were the holder of it save that, until he becomes the holder, he shall not be entitled in respect of the share (except with the authority of the board) to attend or vote at any general meeting of the company or at any separate general meeting of the holders of any class of shares in the company or to exercise any other right conferred by membership in relation to general meetings.

ALTERATION OF SHARE CAPITAL

Increase, Consolidation, Sub-Division and Cancellation

45. The company may from time to time by ordinary resolution:-

(a) increase its share capital by such sum to be divided into shares of such amount as the resolution shall prescribe;

(b) consolidate and divide all or any of its share capital into shares of larger amount than its existing shares;

(c) subject to the provisions of the Companies Acts, sub-divide its shares or any of them into shares of smaller amount and the resolution may determine that, as between the shares resulting from the sub-division, any of them may have any preference or advantage or be subject to any restriction as compared with the others provided that none of the shares resulting from the sub-division may have any right, preference or advantage not attached to the shares immediately prior to their sub-division; and

(d) cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled.

Fractions

46. (A) Whenever as a result of a consolidation, consolidation and sub-division or sub-division of shares any members would become entitled to fractions of a share, the board may deal with the

fractions as it thinks fit and in particular may sell the shares representing the fractions to any person (including, subject to the provisions of the Companies Acts, the company) and distribute the net proceeds of sale in due proportion among those members and the board may authorise some person to transfer or deliver the shares to, or in accordance with the directions of, the purchaser. The person to whom any shares are transferred or delivered shall not be bound to see to the application of the purchase money nor shall his title to the shares be affected by any irregularity in, or invalidity of, the proceedings relating to the sale. The company may retain the net proceeds of sale of shares representing fractions where the individual amount of net proceeds to which any member is entitled is less than £3.00.

(B) Subject to the Companies Acts, when the board consolidates or sub-divides shares, it can treat certificated and uncertificated shares which a member holds as separate shareholdings.

Reduction of Capital

47. Subject to the provisions of the Companies Acts, the company may by special resolution reduce its share capital, any capital redemption reserve, any share premium account or any other undistributable reserve in any way.

GENERAL MEETINGS

Extraordinary General Meetings

48. Any general meeting of the company other than an annual general meeting shall be called an extraordinary general meeting.

Annual General Meetings

49. The board shall convene and the company shall hold general meetings as annual general meetings in accordance with the requirements of the Companies Acts.

Convening of Extraordinary General Meetings

50. The board may convene an extraordinary general meeting whenever it thinks fit.

Separate General Meetings

51. The provisions of these articles relating to general meetings shall apply, with any necessary modifications, to any separate general meeting of the holders of shares of a class convened otherwise than in connection with the variation or abrogation of the rights attached to the shares of that class. For this purpose, a general meeting at which no holder of a share other than an ordinary share may, in his capacity as a member, attend or vote shall also constitute a separate general meeting of the holders of the ordinary shares.

NOTICE OF GENERAL MEETINGS

Length of Notice

52. An annual general meeting and an extraordinary general meeting called for the passing of a special resolution or a resolution appointing a person as a director shall be called by not less than twenty-one clear days' notice in writing. All other extraordinary general meetings shall be called by not less than fourteen clear days' notice in writing. The notice shall specify the place, day and time of the meeting, and the general nature of the business to be transacted. Notice of every general meeting shall be given to all members other than any who, under the provisions of these articles or the terms of issue of the shares they hold, are not entitled to receive such notices from the company, and also to the auditors or, if more than one, each of them. References in this article to notice in writing include the use of electronic communications and publication on a web site in accordance with the Companies Acts.

Notwithstanding that a meeting of the company is called by shorter notice than that specified in this article, it shall be deemed to have been properly called if it is so agreed:-

(a) in the case of an annual general meeting, by all the members entitled to attend and vote at the meeting; and

(b) in the case of any other meeting, by a majority in number of the members having a right to attend and vote at the meeting, being a majority together holding not less than 95 per cent. in nominal value of the shares giving that right.

Omission or Non-Receipt of Notice

53. The accidental omission to give any notice of a meeting including any in the form of electronic communication (in cases where appointments of proxy are sent out with the notice including any in the form of electronic communication) or the accidental omission to send an appointment of proxy to, or the non-receipt of either or both by, any person entitled to receive the notice shall not invalidate the proceedings at that meeting.

Postponement of General Meetings

54. If the board, in its absolute discretion, considers that it is impractical or undesirable for any reason to hold a general meeting on the date or at the time or place specified in the notice calling the general meeting, it may postpone or move the general meeting to another date, time and/or place. The board shall take reasonable steps to ensure that notice of the date, time and place of the rearranged meeting is given to any member trying to attend the meeting at the original time and place. Notice of the date, time and place of the rearranged meeting shall, if practicable, also be placed in at least two national newspapers in the United Kingdom. Notice of the business to be transacted at such rearranged meeting shall not be required. If a meeting is rearranged in this way, the appointment of a proxy will be valid if it is received as required by these articles not less than 48 hours before the time appointed for holding the rearranged

meeting. The board may also postpone or move the rearranged meeting under this article.

PROCEEDINGS AT GENERAL MEETINGS

Quorum 55. No business shall be transacted at any general meeting unless a quorum is present when the meeting proceeds to business, but the absence of a quorum shall not preclude the choice or appointment of a chairman. Save as otherwise provided by these articles, three members present in person or by proxy and entitled to vote shall be a quorum for all purposes.

Procedure if Quorum Not Present 56. If within five minutes (or such longer time not exceeding one hour as the chairman of the meeting may decide to wait) after the time appointed for the commencement of the meeting a quorum is not present, the meeting shall stand adjourned to such other day (being not less than ten nor more than twenty-eight days later) and at such other time or place as the chairman of the meeting may decide and at such adjourned meeting one member present in person or by proxy (whatever the number of shares held by him) shall be a quorum. The company shall give not less than seven clear days' notice in writing of any meeting adjourned through want of a quorum and the notice shall state that one member present in person or by proxy (whatever the number of shares held by him) shall be a quorum.

Arrangements for simultaneous attendance 57. In the case of any general meeting the board may, notwithstanding the specification in the notice of the place of the general meeting (the "**Principal Place**") at which the chairman of the meeting shall preside, make arrangements for simultaneous attendance and participation at other places by members and proxies entitled to attend the general meeting but excluded from the Principal Place under the provisions of this and/or the following two articles.

Arrangements regarding level of attendance 58. Such arrangements for simultaneous attendance at the meeting may include arrangements regarding the level of attendance as aforesaid at the other places provided that they shall operate so that any members and proxies excluded from attendance at the Principal Place are able to attend at one of the other places. For the purpose of all other provisions of these articles any such meeting shall be treated as being held and taking place at the Principal Place.

Selection for attendance 59. The board may, for the purpose of facilitating the organisation and administration of any general meeting to which such arrangements apply, from time to time make arrangements, whether involving the issue of tickets (on a basis intended to afford to all members and proxies entitled to attend the meeting an equal opportunity of being admitted to the Principal Place) or the imposition of some random means of selection or otherwise as it shall in its absolute discretion consider to be appropriate, and may from time to time vary any such arrangements or make new

arrangements in their place and the entitlement of any member or proxy to attend a general meeting at the Principal Place shall be subject to such arrangements as may for time to time be in force whether stated in the notice of the meeting to apply to that meeting or notified to the members concerned subsequent to the provision of the notice of the meeting.

Security Arrangements

60. The board may direct that members or proxies wishing to attend any general meeting should submit to such searches or other security arrangements or restrictions as the board shall consider appropriate in the circumstances and shall be entitled in its absolute discretion to, refuse entry to, such general meeting any person who fails to submit to such searches or otherwise to comply with such security arrangements or restrictions.

Chairman of General Meeting

61. The chairman (if any) of the board or, in his absence, the deputy chairman (if any) shall preside as chairman at every general meeting. If there is no chairman or deputy chairman, or if at any meeting neither the chairman nor any deputy chairman is present within five minutes after the time appointed for the commencement of the meeting, or if neither the chairman nor any deputy chairman is willing to act as chairman, the directors present shall choose one of their number to act, or if one director only is present he shall preside as chairman if willing to act. If no director is present, or if each of the directors present declines to take the chair, the persons present and entitled to vote shall appoint one of their number to be chairman.

Orderly Conduct

62. The chairman shall take such action as he thinks fit to promote the orderly conduct of the business of the meeting as laid down in the notice of the meeting and the chairman's decision, made in good faith on matters of procedure or arising incidentally from the business of the meeting shall be final as shall be his determination, acting in good faith, as to whether any point or matter is of such a nature.

Director's right to Attend and Speak

63. Each director shall be entitled to attend and speak at any general meeting of the company. The chairman may invite any person to attend and speak at any general meeting of the company where he considers that this will assist in the deliberations of the meeting.

Adjournments

64. The chairman may at any time without the consent of the meeting adjourn any meeting (whether or not it has commenced or a quorum is present) either sine die or to another time or place where it appears to him that (a) the members wishing to attend cannot be conveniently accommodated in the place appointed for the meeting (b) the conduct of persons present prevents or is likely to prevent the orderly continuation of business or (c) an adjournment is otherwise necessary so that the business of the meeting may be properly conducted. In addition, the chairman may at any time with the consent of any meeting at which a quorum is present (and shall if so directed by the meeting) adjourn the meeting either sine

die or to another time or place. When a meeting is adjourned sine die the time and place for the adjourned meeting shall be fixed by the board. No business shall be transacted at any adjourned meeting except business which might properly have been transacted at the meeting had the adjournment not taken place.

Notice of Adjournment

65. When a meeting is adjourned for three months or more, or sine die, notice of the adjourned meeting shall be given as in the case of an original meeting. Except where these articles otherwise require, it shall not be necessary to give any notice of an adjourned meeting or of the business to be transacted at an adjourned meeting.

AMENDMENTS

Amendments to Resolutions

66. In the case of a resolution duly proposed as a special or extraordinary resolution no amendment thereto (other than an amendment to correct a patent error) may be considered or voted upon and in the case of a resolution duly proposed as an ordinary resolution no amendment thereto (other than an amendment to correct a patent error) may be considered or voted upon unless either at least forty-eight hours prior to the time appointed for holding the meeting or adjourned meeting at which such ordinary resolution is to be proposed notice in writing of the terms of the amendment and intention to move the same has been lodged at the office or the chairman in his absolute discretion decides that it may be considered or voted upon.

Amendments Ruled Out of Order

67. If an amendment shall be proposed to any resolution under consideration but shall be ruled out of order by the chairman of the meeting the proceedings on the substantive resolution shall not be invalidated by any error in such ruling.

VOTING

Method of Voting

68. At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is properly demanded. Subject to the Companies Acts, a poll may be demanded by:-

(a) the chairman of the meeting; or

(b) at least five members present in person or by proxy and entitled to vote; or

(c) any member or members present in person or by proxy and representing in the aggregate not less than one-tenth of the total voting rights of all the members having the right to attend and

vote at the meeting; or

(d) any member or members present in person or by proxy and holding shares conferring a right to attend and vote at the meeting on which there have been paid up sums in the aggregate equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

Unless a poll is so demanded and the demand is not withdrawn, a declaration by the chairman that a resolution has been carried or carried unanimously or by a particular majority or not carried by a particular majority or lost shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded for or against the resolution.

Procedure if Poll Demanded

69. If a poll is properly demanded it shall be taken in such manner as the chairman shall direct and he may appoint scrutineers who need not be members. The result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

When Poll to be Taken

70. A poll demanded on the election of a chairman, or on a question of adjournment, shall be taken forthwith. A poll demanded on any other question shall be taken either forthwith or on such date (being not later than thirty days after the date of the demand) and at such time and place as the chairman shall direct. It shall not be necessary (unless the chairman otherwise directs) for notice to be given of a poll.

Continuance of Other Business after Poll Demand

71. The demand for a poll shall not prevent the continuance of a meeting for the transaction of any business other than the question on which the poll was demanded, and it may be withdrawn with the consent of the chairman at any time before the close of the meeting or the taking of the poll, whichever is the earlier, and in that event shall not invalidate the result of a show of hands declared before the demand was made.

Votes on a Poll

72. On a poll votes may be given either personally or by proxy. A member may appoint more than one proxy to attend on the same occasion.

Casting Vote of Chairman

73. In the case of an equality of votes at a general meeting, whether on a show of hands or on a poll, the chairman shall be entitled to an additional or casting vote.

Votes of Members

74. Subject to any special terms as to voting upon which any shares may be issued or may at the relevant time be held and to any other provisions of these articles, on a show of hands every member who is present in person at a general meeting of the company shall have one vote, and on a poll every member who is present in person or by proxy shall have one vote for every share of which he is the holder.

Votes of Joint Holders

75. In the case of joint holders of a share the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders and, for this purpose, seniority shall be determined by the order in which the names stand in the register in respect of the joint holding.

Voting on Behalf of Incapable Member

76. A member in respect of whom an order has been made by any competent court or official on the ground that he is or may be suffering from mental disorder or is otherwise incapable of managing his affairs may vote, whether on a show of hands or on a poll by any person authorised in such circumstances to do so on his behalf and that person may vote on a poll by proxy, provided that evidence to the satisfaction of the board of the authority of the person claiming to exercise the right to vote has been delivered at the office (or at such other place as may be specified in accordance with these articles for the delivery of instruments appointing a proxy) not later than the last time at which an instrument of proxy should have been delivered in order to be valid for use at that meeting or on the holding of that poll.

No Right to Vote where Sums Overdue on Shares

77. No member shall, unless the board otherwise decides, be entitled to vote at any general meeting of the company or at any separate general meeting of the holders of any class of shares in the company unless all calls or other sums presently payable by him in respect of shares have been paid.

Objections or Errors in Voting

78. If:-

(a) any objection shall be raised to the qualification of any voter, or

(b) any votes have been counted which ought not to have been counted or which might have been rejected, or

(c) any votes are not counted which ought to have been counted,

the objection or error shall not vitiate the decision of the meeting or adjourned meeting on any resolution unless it is raised or pointed out at the meeting or, as the case may be, the adjourned meeting at which the vote objected to is given or tendered or at which the error occurs. Any objection or error shall be referred to the chairman of the meeting and shall only vitiate the decision of the meeting on any resolution if the chairman decides that the same may have affected the decision of the meeting. The decision of the chairman on such matters shall be conclusive.

PROXIES

Execution of

79. The appointment of a proxy shall be in writing signed by the appointor or his attorney authorised in writing or, if the appointor is a corporation,

Proxies

either under its seal or signed by an officer, attorney or other person authorised to sign it. An appointment of proxy may be sent by electronic communication and shall be treated as delivered at the time of receipt at the office (or such other place as may be specified in the notice convening the meeting or in any notice of an adjournment or, in either case, in the accompanying document).

Delivery of Proxies

80. The appointment of a proxy must:

(i) in the case of an appointment in writing which is not an electronic communication, be delivered at the office (or such other place in the United Kingdom as may be specified in the notice convening the meeting or in any notice of any adjournment or, in either case, in any accompanying document) not less than forty-eight hours before the time appointed for holding the meeting or adjourned meeting at which the person named in the appointment proposes to vote together with (if required by the board) any authority under which it is made or a copy of the authority, certified notarially or in accordance with the Powers of Attorney Act 1971 or in some other manner approved by the board;

(ii) in the case of an appointment contained in an electronic communication, be received at an address in the United Kingdom specified in the notice convening the meeting or in any form of proxy sent out, or invitation contained in an electronic communication to appoint a proxy issued by the company in relation to the meeting not less than forty-eight hours before the time appointed for holding the meeting or adjourned meeting at which the person named in the appointment proposes to vote. Any authority pursuant to which an appointment contained in an electronic communication is made or a copy of the authority, certified notarially or in accordance with the Powers of Attorney Act 1971 or in some other manner approved by the board, must, if required by the board, be delivered to the office (or such other place in the United Kingdom as may be specified in the notice convening the meeting or in any notice of any adjournment or, in either case, in any accompanying document) not less than forty-eight hours before the time appointed for holding the meeting or adjourned meeting at which the person named in the appointment proposes to vote; or

(iii) in the case of a poll taken subsequently to the date of the meeting or adjourned meeting, must be delivered or received as aforesaid not less than twenty-four hours before the time appointed for the taking of the poll and in default the appointment of proxy shall not be treated as valid.

When two or more valid but differing appointments of a proxy are executed in respect of the same share for use at the same meeting, the one which is last executed shall be treated as replacing and revoking the others as regards that share; if the company is unable to determine which was last executed, none of them shall be treated as valid in respect of that share. The appointment of a proxy shall not preclude a member from attending and voting in person at the meeting or poll concerned.

Maximum Validity of Proxy

81. No instrument appointing a proxy shall be valid after twelve months have elapsed from the date named in it as the date of its execution.

Form of Proxy

82. Appointments of proxy, including any in the form of electronic communication, shall be in any usual form or in such other form as the board may approve. The appointment of a proxy, including any in the form of electronic communication, shall be deemed to confer authority to demand or join in demanding a poll and to vote on any amendment of a resolution put to the meeting for which it is given as the proxy thinks fit. The appointment of a proxy, including any in the form of electronic communication shall, unless the contrary is stated in it, be valid as well for any adjournment of the meeting as for the meeting to which it relates.

Cancellation of Proxy's Authority

83. A vote given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the previous death or insanity of the principal, or revocation of the instrument of proxy or authority under which it was executed, or the transfer of the share in respect of which the instrument of proxy is given provided that no notice in writing of such death, insanity, revocation or transfer shall have been received by the company at the office (or such other place in the United Kingdom as was specified for the delivery of instruments of proxy in the notice convening the meeting or other accompanying document) before the commencement of the meeting or adjourned meeting, or the taking of the poll, at which the instrument of proxy is used.

APPOINTMENT, RETIREMENT AND REMOVAL OF DIRECTORS

Number of Directors

84. Unless otherwise determined by ordinary resolution of the company, the directors (disregarding alternate directors) shall be not less than three nor more than twenty in number.

Age of Directors

85. Without prejudice to article 95(h) no person shall be disqualified from being appointed by reason only of the fact that he has attained the age of seventy years or any other age nor shall it be necessary by reason of his age to give special notice under the Companies Acts of any resolution. Where the board convenes any general meeting of the company at which (to the knowledge of the board) a director will be proposed for appointment or re-appointment who at the date for which the meeting is convened will have attained the age of seventy years or more, the board

shall give notice of his age in years in the notice convening the meeting or in any document accompanying the notice, but the accidental omission to do so shall not invalidate any proceedings, or any appointment or re-appointment of that director, at that meeting.

Directors' Shareholding Qualification

86. No shareholding qualification for directors shall be required.

Power of Company to Elect Directors

87. Subject to the provisions of these articles, the company may by ordinary resolution appoint any person who is willing to act to be a director, either to fill a vacancy or as an addition to the existing board, but so that the total number of directors shall not at any time exceed any maximum number fixed by or in accordance with these articles.

Power of Board to Appoint Directors

88. Without prejudice to the power of the company in general meeting pursuant to any of the provisions of these articles to appoint any person to be a director, the board may appoint any person who is willing to act to be a director, either to fill a vacancy or as an addition to the existing board, but so that the total number of directors shall not at any time exceed any maximum number fixed by or in accordance with these articles. Any director so appointed shall hold office only until the next following annual general meeting but shall not be taken into account in determining the directors or the number of directors who are to retire by rotation at that meeting.

Number to Retire by Rotation

89. At every annual general meeting one-third of the directors who are subject to retirement by rotation or, if their number is not three or any multiple of three, then the number nearest to and less than one-third shall retire from office but, if there are fewer than three directors who are subject to retirement by rotation, they shall retire.

Identity of Directors to Retire

90. Subject to the provisions of the Companies Acts and these articles, the directors to retire by rotation on each occasion, shall be those who have been longest in office since their last appointment or re-appointment but, as between persons who became or were last re-appointed directors on the same day, those to retire shall (unless they otherwise agree among themselves) be determined by lot. The directors to retire on each occasion (both as to number and identity) shall be determined by the composition of the board at the start of business on the date of the notice convening the annual general meeting and no director shall be required to retire or be relieved from retiring by reason of any change in the number or identity of the directors after that time on the date of the notice but before the close of the meeting. In addition, any director who would not otherwise be required to retire shall retire by rotation at the third annual general meeting after his last appointment or re-appointment.

Filling rotation

91. Subject to the provisions of these articles, the company at the meeting at

Vacancies

which a director retires by rotation may fill the vacated office and in default the retiring director shall, if willing to continue to act, be deemed to have been re-appointed, unless at such meeting it is expressly resolved not to fill the vacated office or unless a resolution for the re-appointment of that director has been put to the meeting and lost.

Power of Removal by Special Resolution

92. In addition to any power of removal conferred by the Companies Acts, the company may by special resolution remove any director before the expiration of his period of office and may (subject to these articles) by ordinary resolution appoint another person who is willing to act to be a director in his place. Any person so appointed shall be treated, for the purpose of determining the time at which he or any other director is to retire, as if he had become a director on the day on which the person in whose place he is appointed was last appointed or re-appointed as director.

Persons Eligible as Directors

93. No person other than a director retiring at the meeting (whether by rotation or otherwise) shall be appointed or re-appointed a director at any general meeting unless:-

(i) he is recommended by the board; or

(ii) not less than seven nor more than forty-two days before the day appointed for the meeting, notice executed by a member qualified to vote at the meeting (not being the person to be proposed) has been given to the secretary of the intention to propose that person for appointment or re-appointment together with notice executed by that person of his willingness to be appointed or re-appointed.

Position of Retiring Directors

94. A director who retires (whether by rotation or otherwise) at an annual general meeting may, if willing to continue to act, be re-appointed. If he is not re-appointed or deemed to be re-appointed, he shall retain office until the meeting appoints someone in his place or, if it does not do so, until the end of the meeting.

Vacation of Office by Directors

95. Without prejudice to the provisions for retirement by rotation or otherwise contained in these articles, the office of a director shall be vacated:-

(a) if he resigns his office by notice in writing delivered to the office or tendered at a meeting of the board; or

(b) if he is or has been suffering from mental ill health or becomes a patient for the purpose of any statute relating to mental health and the board resolves that his office is vacated; or

(c) if he is absent without the permission of the board from meetings of the board (whether or not an alternate director appointed by

him attends) for six consecutive months and the board resolves that his office is vacated; or

(d) if he becomes bankrupt or compounds with his creditors generally; or

(e) if he is prohibited by law from being a director; or

(f) he ceases to be a director by virtue of the Companies Acts or is removed from office pursuant to these articles.

(g) if by notice in writing delivered to the office or tendered at a meeting of the board, his resignation is requested by all of the other directors and all of the other directors are not less than three in number; or

(h) at any annual general meeting after he shall have attained the age of 65 unless during the four months preceding that annual general meeting he be requested by the board to continue in office.

Alternate Directors

96. (A) Each director may appoint any person to be his alternate and may at his discretion remove an alternate director so appointed. If the alternate director is not already a director, the appointment, unless previously approved by the board, shall have effect only upon and subject to its being so approved. Any appointment or removal of an alternate director shall be effected by notice in writing executed by the appointor and delivered to the office or tendered at a meeting of the board, or in any other manner approved by the board. If this appointor so requests an alternate director shall be entitled to receive notice of all meetings of the board or of committees of the board of which his appointor is a member. He shall also be entitled to attend and vote as a director at any such meeting at which the director appointing him is not personally present and at the meeting to exercise and discharge all the functions, powers and duties of his appointor as a director and for the purposes of the proceedings at the meeting the provisions of these articles shall apply as if he were a director.

(B) Every person acting as an alternate director shall (except as regards power to appoint an alternate and remuneration) be subject in all respects to the provisions of these articles relating to directors and shall alone be responsible to the company for his acts and defaults and shall not be deemed to be the agent of or for the director appointing him. An alternate director may be paid expenses and shall be entitled to be indemnified by the company to the same extent as if he were a director but shall not be entitled to receive from the company any fee in his capacity as an

alternate director.

(C) Every person acting as an alternate director shall have one vote for each director for whom he acts as alternate, in addition to his own vote if he is also a director. Execution by an alternate director of any resolution in writing of the board or a committee of the board shall, unless the notice of his appointment provides to the contrary, be as effective as execution by his appointor.

(D) An alternate director shall automatically cease to be an alternate director if his appointor ceases for any reason to be a director except that, if at any meeting any director retires by rotation or otherwise but is re-appointed or deemed to be re-appointed at the same meeting, any appointment made by him pursuant to this article which was in force immediately before his retirement shall remain in force as though he had not retired.

(E) In this article references to in writing include the use of electronic communications subject to such terms and conditions as the board may decide.

Executive Directors

97. The board or any committee authorised by the board may from time to time appoint one or more directors to hold any employment or executive office with the company (including that of managing director) for such period (subject to the provisions of the Companies Acts) and upon such other terms as the board or any committee authorised by the board may in its discretion decide and may revoke or terminate any appointment so made. Any revocation or termination of the appointment shall be without prejudice to any claim for damages that the director may have against the company or the company may have against the director for any breach of any contract of service between him and the company which may be involved in the revocation or termination. A director so appointed shall receive such remuneration (whether by way of salary, commission, participation in profits or otherwise) as the board or any committee authorised by the board may decide, and either in addition to or in lieu of his remuneration as a director.

FEES, REMUNERATION, EXPENSES AND PENSIONS

Directors' Fees

98. Each of the directors shall be paid a fee at such rate as may from time to time be determined by the board provided that the aggregate of all fees so paid to directors (excluding amounts payable under any other provision of these articles) shall not exceed £500,000 per annum or such higher amount as may from time to time be decided by ordinary resolution of the company.

Additional

99. Any director who goes or resides abroad for any purposes of the company or who performs services which in the opinion of the board go

Remuneration

beyond the ordinary duties of a director may be paid such extra remuneration (whether by way of salary, commission, participation in profits or otherwise) as the board or any committee authorised by the board may in its discretion decide in addition to any remuneration provided for by or pursuant to any other article.

Expenses

100. Each director may be paid his reasonable travelling, hotel and incidental expenses of attending and returning from meetings of the board or committees of the board or general meetings of the company or any other meeting which as a director he is entitled to attend and shall be paid all other costs and expenses properly and reasonably incurred by him in the conduct of the company's business or in the discharge of his duties as a director.

Pensions and Gratuities for Directors

101. The board or any committee authorised by the board may exercise all the powers of the company to provide benefits, either by the payment of gratuities or pensions or by insurance or in any other manner whether similar to the foregoing or not, for any director or former director or the relations, connections or dependants of, any director or former director provided that no benefits (except such as may be provided for by any other article) may be granted to or in respect of a director or former director who has not been employed by, or held an executive or other office or place of profit under, the company or any body corporate which is or has been its subsidiary or any predecessor in business of the company or any such body corporate without the approval of an ordinary resolution of the company. No director or former director shall be accountable to the company or the members for any benefit provided pursuant to this article and the receipt of any such benefit shall not disqualify any person from being or becoming a director of the company.

DIRECTORS' INTERESTS

Permitted Interests and Voting

102. (A) Subject to the provisions of the Companies Acts and of paragraph (J) of this article, no director or proposed or intending director shall be disqualified by his office from contracting with the company, either with regard to his tenure of any office or place of profit or as vendor, purchaser or in any other manner whatever, nor shall any contract in which any director is in any way interested be liable to be avoided, nor shall any director who is so interested be liable to account to the company or the members for any remuneration, profit or other benefit realised by the contract by reason of the director holding that office or of the fiduciary relationship thereby established.

(B) A director may hold any other office or place of profit with the company (except that of auditor) in conjunction with his office of director for such period (subject to the provisions of the Companies Acts) and upon such other terms as the board or any

committee authorised by the board may decide, and may be paid such extra remuneration for so doing (whether by way of salary, commission, participation in profits or otherwise) as the board may decide, and either in addition to or in lieu of any remuneration provided for by or pursuant to any other article.

(C) A director of the company may be or become a director or other officer of, or otherwise interested in, any company promoted by the company or in which the company may be interested or as regards which it has any power of appointment, and shall not be liable to account to the company or the members for any remuneration, profit or other benefit received by him as a director or officer of or from his interest in the other company. The board may also cause any voting power conferred by the shares in any other company held or owned by the company or any power of appointment to be exercised in such manner in all respects as it thinks fit, including the exercise of the voting power or power of appointment in favour of the appointment of the directors or any of them as directors or officers of the other company, or in favour of the payment of remuneration to the directors or officers of the other company.

(D) A director may act by himself or his firm in a professional capacity for the company (otherwise than as auditor) and he or his firm shall be entitled to remuneration for professional services as if he were not a director.

(E) A director shall not vote on or be counted in the quorum in relation to any resolution of the board concerning his own appointment, or the settlement or variation of the terms or the termination of his own appointment, as the holder of any office or place of profit with the company or any other company in which the company is interested but, where proposals are under consideration concerning the appointment, or the settlement or variation of the terms or the termination of the appointment, of two or more directors to offices or places of profit with the company or any other company in which the company is interested, a separate resolution may be put in relation to each director and in that case each of the directors concerned shall be entitled to vote and be counted in the quorum in respect of each resolution unless it concerns his own appointment or the settlement or variation of the terms or the termination of his own appointment or the appointment of another director to an office or place of profit with a company in which the company is interested and the director seeking to vote or be counted in the quorum owns one per cent. or more of it.

(F) Save as otherwise provided by these articles, a director shall not vote on, or be counted in the quorum in relation to, any resolution of the board in respect of any contract in which he is to his knowledge materially interested and, if he shall do so, his vote shall not be counted, but this prohibition shall not apply to any resolution where that material interest arises only from one or more of the following matters:-

(i) the giving to him of any guarantee, indemnity or security in respect of money lent or obligations undertaken by him for the benefit of the company or any of its subsidiary undertakings;

(ii) the giving to a third party of any guarantee, indemnity or security in respect of a debt or obligation of the company or any of its subsidiaries for which he himself has assumed responsibility in whole or in part under a guarantee or indemnity or by the giving of security;

(iii) the subscription or purchase by him of shares, debentures or other securities of the company pursuant to an offer or invitation to members or debenture holders of the company, or any class of them, to the public or any section of the public;

(iv) the underwriting by him of any shares, debentures or other securities of the company or any of its subsidiaries;

(v) any contract in which he is interested by virtue of his interest in shares or debentures or other securities of the company or by reason of any other interest in or through the company;

(vi) any contract concerning any other company (not being a company in which the director owns one per cent. or more) in which he is interested directly or indirectly whether as an officer, shareholder, creditor or otherwise howsoever;

(vii) any contract concerning the adoption, modification or operation of a pension fund, or retirement, death or disability benefits scheme which relates both to directors and employees of the company or of any of its subsidiaries and does not provide in respect of any director as such any privilege or advantage not accorded to the employees to which the fund or scheme relates;

(viii) any contract which relates to an arrangement for the benefit of employees of the company or of any of its subsidiaries , including but without being limited to an employee's share scheme which does not accord to any director as such any privilege or advantage not accorded to the employees to whom the contract relates; and

(ix) any contract for the purchase or maintenance for any director or directors of insurance against any liability.

(G) A company shall be deemed to be one in which a director owns one per cent. or more if and so long as (but only if and so long as) he is, (either directly or indirectly) the holder of or beneficially interested in one per cent. or more of any class of the equity share capital of that company or of the voting rights available to members of that company. For the purpose of this paragraph of this article there shall be disregarded any shares held by the director as bare or custodian trustee and in which he has no beneficial interest, any shares comprised in a trust in which his interest is in reversion or remainder if and so long as some other person is entitled to receive the income of the trust and any shares comprised in an authorised unit trust scheme in which he is interested only as a unit holder.

(H) Where a company in which a director owns one per cent. or more is materially interested in a contract, he also shall be deemed materially interested in that contract.

(I) If any question shall arise at any meeting of the board as to the materiality of the interest of a director (other than the chairman of the meeting) or as to the entitlement of any director (other than the chairman of the meeting) to vote or be counted in the quorum and the question is not resolved by his voluntarily agreeing to abstain from voting or not to be counted in the quorum, the question shall be referred to the chairman of the meeting and his ruling in relation to the director concerned shall be conclusive except in a case where the nature or extent of his interest (so far as it is known to him) has not been fairly disclosed to the board. If any question shall arise in respect of the chairman of the meeting, the question shall be decided by a resolution of the board (for which purpose the chairman shall be counted in the quorum but shall not vote on the matter) and the resolution shall be conclusive except in a case where the nature or extent of the interest of the chairman (so far as it is known to him) has not been fairly disclosed to the board.

(J) A director who to his knowledge is in any way, whether directly or indirectly, interested in a contract with the company shall declare

the nature of his interest at the meeting of the board at which the question of entering into the contract is first taken into consideration, if he knows his interest then exists, or in any other case at the first meeting of the board after he knows that he is or has become so interested. For the purposes of this article, a general notice to the board by a director to the effect that (a) he is a member of a specified company or firm and is to be regarded as interested in any contract which may after the date of the notice be made with that company or firm or (b) he is to be regarded as interested in any contract which may after the date of the notice be made with a specified person who is connected with him, shall be deemed to be a sufficient declaration of interest under this article in relation to any such contract; provided that no such notice shall be effective unless either it is given at a meeting of the board or the director takes reasonable steps to secure that it is brought up and read at the next board meeting after it is given.

(K) References in this article to a contract include references to any proposed contract and to any transaction or arrangement whether or not constituting a contract.

POWERS AND DUTIES OF THE BOARD

General Powers of Company Vested in Board

103. Subject to the provisions of the Companies Acts, the memorandum of association of the company and these articles and to any directions given by the company in general meeting by special resolution, the business of the company shall be managed by the board which may exercise all the powers of the company whether relating to the management of the business of the company or not. No alteration of the memorandum of association or these articles and no special resolution shall invalidate any prior act of the board which would have been valid if that alteration had not been made or that resolution had not been passed. The powers given by this article shall not be limited by any special power given to the board by any other article.

Borrowing Powers

104. (A) Subject as hereinafter provided the board may exercise all the powers of the company to borrow money and to mortgage or charge its undertaking, property, assets and uncalled capital or any part thereof and to issue debentures, debenture stock and other securities whether outright or as collateral security for any debt, liability or obligation of the company or of any third party.

(B) The board shall procure (but as regards subsidiaries of the company only in so far as the exercise of voting and other rights or powers of control exercisable by the company in relation to its subsidiaries it can procure) that the aggregate principal amount (including any fixed premium payable on final repayment) may from time to time remain undischarged of all moneys borrowed or

secured by the company and/or all its subsidiaries (excluding moneys borrowed by any of such companies from and from time to time owing to any other of them) shall not except with the sanction of the company in general meeting exceed an amount equal to four thousand million pounds.

(C) For the purposes of this article moneys borrowed shall be deemed to include:-

(i) the nominal amount of any issued debentures other than cash (as defined in Section 455 of the Act) notwithstanding that the same be issued in whole or in part for a consideration other than cash;

(ii) the nominal amount of any issued share capital and the principal amount of any moneys borrowed, the repayment whereof is guaranteed by the company or any of its subsidiaries (together in each case with any fixed premium payable on final redemption or repayment) except so far as either (1) such share capital or the debt owing or in respect of such borrowed moneys is for the time being beneficially owned by the company or by any of its subsidiaries or (2) such borrowed moneys are otherwise taken into account as moneys borrowed by the company or any of its subsidiaries.

(D) No lender or other person dealing with the company shall be concerned to see or enquire whether this limit is observed and no debt incurred or security given in excess of such limit shall be invalid or ineffectual unless the lender or the recipient of the security had, at the time when the debt was incurred or security given, express notice that the limit hereby imposed had been or would be thereby exceeded.

Local Boards 105. The board may establish local or divisional boards or agencies for managing any of the affairs of the company, either in the United Kingdom or elsewhere, and may appoint any persons to be members of the local or divisional boards, or any managers or agents, and may fix their remuneration. The board may delegate to any local or divisional board, manager or agent any of its powers, authorities and discretions (with power to sub-delegate) and may authorise the members of any local or divisional board, or any of them, to fill any vacancies and to act notwithstanding vacancies. Any appointment or delegation made pursuant to this article may be made upon such terms and subject to such conditions as the board may decide and the board may remove any person so appointed and may revoke or vary the delegation but no person dealing in good faith and without notice of the revocation or variation shall

be affected by it.

Agents 106. The board may, by power of attorney or otherwise, appoint any person to be the agent or the company upon such terms (including terms as to remuneration) as it may decide and may delegate to any person so appointed any of its powers, authorities and discretions (with power to sub-delegate). The board may remove any person appointed under this article and may revoke or vary the delegation but no person dealing in good faith and without notice of the revocation or variation shall be affected by it. The power to delegate contained in this article shall be effective in relation to the powers, authorities and discretions of the board generally and shall not be limited by the fact that in certain articles, but not in others, express reference is made to particular powers, authorities or discretions being exercised by the board or by a committee authorised by the board.

Delegation to Individual Directors 107. The board may entrust to and confer upon any director any of its powers, authorities and discretions (with power to sub-delegate) upon such terms and conditions and with such restrictions as it thinks fit, and either collaterally with, or to the exclusion of, its own powers, authorities and discretions and may from time to time revoke or vary all or any of them but no person dealing in good faith and without notice of the revocation or variation shall be affected by it. The power to delegate contained in this article shall be effective in relation to the powers, authorities and discretions of the board generally and shall not be limited by the fact that in certain articles, but not in others, express reference is made to particular powers, authorities or discretions being exercised by the board or by a committee authorised by the board.

Official Seals 108. The company may exercise all the powers conferred by the Companies Acts with regard to having official seals and those powers shall be vested in the board.

Registers 109. Subject to the provisions of the Companies Acts, the company may keep an overseas or local or other register in any place, and the board may make and vary such regulations as it may think fit respecting the keeping of the register.

Provision for Employees 110. The board may exercise any power conferred by the Companies Acts to make provision for the benefit of persons employed or formerly employed by the company or any of its subsidiaries in connection with the cessation or the transfer to any person of the whole or part of the undertaking of the company or that subsidiary.

PROCEEDINGS OF THE BOARD

Board 111. The board may meet for the despatch of business, adjourn and otherwise

Meetings — regulate its meetings as it thinks fit. A director at any time may, and the secretary on the requisition of a director at any time shall, summon a board meeting.

Notice of Board Meetings

112. Notice of a board meeting shall be deemed to be properly given to a director if it is given to him personally or by word of mouth or sent in writing or given by electronic communication to him at his last known address or any other address given by him to the company for this purpose. A director absent or intending to be absent from the United Kingdom may request the board that notices of board meetings shall during his absence be sent in writing to him at an address given by him to the company for this purpose, but such notices need not be given any earlier than notices given to directors not so absent and if no request is made to the board it shall not be necessary to give notice of a board meeting to any director who is absent from the United Kingdom at the relevant time. A director may waive notice of any meeting either prospectively or retrospectively.

Quorum

113. The quorum necessary for the transaction of the business of the board may be fixed by the board and, unless so fixed at any other number, shall be two. Subject to the provisions of these articles, any director who ceases to be a director at a board meeting may, if otherwise a quorum of directors would not be present, continue to be present and to act as a director and be counted in the quorum until the termination of the board meeting if no other director objects

Directors below Minimum through Vacancies

114. The continuing directors or a sole continuing director may act notwithstanding any vacancy in their number but, if and so long as the number of directors is reduced below the minimum number fixed by or in accordance with these articles the continuing directors or director notwithstanding that the number of directors is below the number fixed by or in accordance with these articles as the quorum or there is only one continuing director, may act for the purpose of filling vacancies or of summoning general meetings of the company but not for any other purpose. If there are no directors or director able or willing to act, then any two members may summon a general meeting for the purpose of appointing directors.

Appointment of Chairman

115. The board may appoint a director to be the chairman or a deputy chairman of the board, and may at any time remove him from that office. Unless he is unwilling to do so the chairman or failing him a deputy chairman shall act as chairman at every meeting of the board. But if no chairman or deputy chairman is appointed, or if at any meeting neither the chairman nor any deputy chairman is present within five minutes after the time appointed for holding the meeting and willing to act, the directors present may choose one of their number to be chairman of the meeting.

Competence

116. A meeting of the board at which a quorum is present shall be competent

of Meetings — to exercise all the powers, authorities and discretions from time to time vested in or exercisable by the board.

Voting

117. Questions arising at any meeting shall be determined by a majority of votes. In the case of an equality of votes the chairman of the meeting shall have a second or casting vote.

Delegation to Committees

118. (A) The board may delegate any of its powers, authorities and discretions (with power to sub-delegate) to any committee, consisting of such person or persons (whether a director of the company or not) as it thinks fit, provided that the majority of the members of the committee are directors of the company.

(B) Any committee so formed shall, in the exercise of the powers, authorities and discretions so delegated, conform to any regulations which may be imposed on it by the board. No meeting of any committee consisting of two or more members shall be quorate for the purpose of exercising any of its powers, authorities or discretions unless a majority of those present are directors of the company. The meetings and proceedings of any committee consisting of two or more members shall be governed by the provisions contained in these articles for regulating the meetings and proceedings of the board so far as the same are applicable and are not superseded by any regulations imposed by the board.

(C) The power to delegate contained in this article shall be effective in relation to the powers, authorities and discretions of the board generally and shall not be limited by the fact that in certain articles, but not in others, express reference is made to particular powers, authorities or discretions being exercised by the board or by a committee authorised by the board.

Participation in Meetings by Telephone

119. All or any of the members of the board or any committee of the board may participate in a meeting of the board or that committee by means of a conference telephone or any communication equipment which allows all persons participating in the meeting to speak to and hear each other. A person so participating shall be deemed to be present in person at the meeting and shall be entitled to vote or be counted in a quorum accordingly. Such a meeting shall be deemed to take place where the largest group of those participating is assembled or, if there is no such group, where the chairman of the meeting then is.

Resolution in Writing

120. A resolution executed by all the directors who are at the relevant time entitled to receive notice of a meeting of the board (if that number is sufficient to constitute a quorum) or by all members of a committee for the time being shall be as valid and effectual as a resolution passed at a meeting of the board, or as the case may be, of the committee properly

called and constituted. The resolution may be contained in one document or in several documents in like form which may be in writing or by means of electronic communication each executed by one or more of the directors or members of the committee concerned.

Validity of Acts of Board or Committee

121. All acts done by the board or by any committee or by any person acting as a director or member of a committee shall, notwithstanding that it is afterwards discovered that there was some defect in the appointment of any member of the board or committee or person so acting or that they or any of them were disqualified or had vacated office, be as valid as if each such member or person had been properly appointed and was qualified and had continued to be a director or member of the committee.

SEALS

Use of Seals

122. The board shall provide for the custody of every seal of the company. A seal shall only be used by the authority of the board or of a committee of the board authorised by the board in that behalf. Subject as otherwise provided in these articles, any instrument to which the common seal is applied shall be signed by at least one director and the secretary, or by at least two directors or by such other person appointed by the board for the purpose, and any instrument to which an official seal is applied need not, unless the board otherwise decides or the law otherwise requires, be signed by any person.

DIVIDENDS AND OTHER PAYMENTS

Declaration of Dividends by Company

123. Subject to the provisions of the Companies Acts, the company may by ordinary resolution from time to time declare dividends in accordance with the respective rights of the members, but no dividend shall exceed the amount recommended by the board.

Payment of Interim and Fixed Dividends by Board

124. Subject to the provisions of the Companies Acts, the board may pay such interim dividends as appear to the board to be justified by the financial position of the company and may also pay any dividend payable at a fixed rate at intervals settled by the board whenever the financial position of the company, in the opinion of the board, justifies its payment. If the board acts in good faith, it shall not incur any liability to the holders of any shares conferring preferred rights for any loss they may suffer in consequence of the payment of an interim dividend on shares having non-preferred or deferred rights.

Calculation and Currency of Dividends

125. Except in so far as the rights attaching to, or the terms of issue of, any share otherwise provide:-

(a) all dividends shall be declared and paid according to the amounts paid up on the share in respect of which the dividend is paid, but

no amount paid up on a share in advance of calls shall be treated for the purposes of this article as paid up on the share;

(b) all dividends shall be apportioned and paid pro rata according to the amounts paid up on the share during any portion or portions of the period in respect of which the dividend is paid; and

(c) dividends may be declared or paid in any currency.

The board may agree with any member that dividends which may at any time or from time to time be declared or become due on his shares in one currency shall be paid or satisfied in another, and may agree the basis of the conversion to be applied and how and when the amount to be paid in the other currency shall be calculated and paid for the company or any other person to bear any costs involved.

Amounts Due on Shares may be Deducted from Dividends

126. The board may deduct from any dividend or other moneys payable to a member by the company on or in respect of any shares all sums of money (if any) presently payable by him to the company on account of calls or otherwise in respect of shares of the company.

No Interest on Dividends

127. No dividend or other moneys payable by the company on or in respect of any share shall bear interest against the company.

Payment Procedure

128. Any dividend or other sum payable by the company in respect of a share may be paid by cheque or warrant sent by post addressed to the holder at his registered address or, in the case of joint holders, addressed to the holder whose name stands first in the register in respect of the shares at his address as appearing in the register or addressed to such person and at such address as the holder or joint holders may in writing direct. Every cheque or warrant shall, unless the holder or joint holders otherwise direct, be made payable to the order of the holder or, in the case of joint holders, to the order of the holder whose name stands first on the register in respect of the shares, and shall be sent at his or their risk and payment of the cheque or warrant by the bank on which it is drawn shall constitute a good discharge to the company. In addition, any such dividend or other sum may be paid by any bank or other funds transfer system or such other means including, in respect of uncertificated shares, by means of the facilities and requirements of a relevant system and to or through such person as the holder or joint holders may in writing direct, and the company shall have no responsibility for any sums lost or delayed in the course of payment by any such system or other means or where it has acted on any such directions. Any one of two or more joint holders may give effectual receipts for any dividends or other moneys payable or property distributable in respect of the shares held by them. Where a person is entitled by transmission to a share, any dividend or other sum

payable by the company in respect of the share may be paid as if he were a holder of the share and his address noted in the register were his registered address.

Uncashed Dividends

129. The company may cease to send any cheque or warrant through the post or to employ any other means of payment, including payment by means of a relevant system, for any dividend payable on any shares in the company which is normally paid in that manner on those shares if in respect of at least two consecutive dividends payable on those shares the cheques or warrants have been returned undelivered or remain uncashed or that means of payment has failed but, subject to the provisions of these articles the company may recommence sending cheques or warrants or employing such other means in respect of dividends payable on those shares if the holder or person entitled by transmission requests such recommencement in writing.

Forfeiture of Unclaimed Dividends

130. Any dividend unclaimed after a period of twelve years from the date when it became due for payment shall be forfeited and shall revert to the company and the payment by the board of any unclaimed dividend or other sum payable on or in respect of a share into a separate account shall not constitute the company a trustee in respect of it.

Dividends Not in Cash

131. Any general meeting declaring a dividend may, upon the recommendation of the board, by ordinary resolution direct that it shall be satisfied wholly or partly by the distribution of assets, and in particular of paid up shares or debentures of any other company, and where any difficulty arises in regard to the distribution the board may settle it as it thinks expedient, and in particular may issue fractional certificates or authorise any person to sell and transfer any fractions or may ignore fractions altogether, and may fix the value for distribution purposes of any assets to be distributed and may determine that cash shall be paid to any members upon the footing of the value so fixed in order to secure equality of distribution and may vest any assets to be distributed in trustees as may seem expedient to the board.

Scrip Dividends

132. The board may, if authorised by an ordinary resolution of the company, offer any holders of ordinary shares the right to elect to receive ordinary shares, credited as fully paid, instead of cash in respect of the whole (or some part, to be determined by the board) of any dividend specified by the ordinary resolution. The following provisions shall apply:-

(a) An ordinary resolution may specify a particular dividend (whether or not already declared) or may specify all or any dividends declared within a specified period, but such period may not end later than the fifth anniversary of the date of the meeting at which the ordinary resolution is passed;

(b) The entitlement of each holder of ordinary shares to new ordinary shares shall be such that the relevant value of the entitlement shall be as nearly as possible equal to (but not greater than) the cash amount (disregarding any tax credit) of the dividend that such holder elects to forgo. For this purpose "relevant value" shall be calculated by reference to the average of the market value (as defined by the Listing Rules) of the company's ordinary shares on the day on which the ordinary shares are first quoted "ex" the relevant dividend and the four subsequent dealing days, or in such other manner as may be determined by or in accordance with the ordinary resolution;

(c) On or as soon as practicable after announcing that it is to declare or recommend any dividend, the board, if it intends to offer the right to receive ordinary shares in lieu of that dividend, shall also announce that intention;

(d) The basis of allotment shall be such that no member may receive a fraction of a share;

(e) The board shall not proceed with any such offer unless the company has sufficient unissued shares authorised for issue and sufficient reserves or funds that may be capitalised to give effect to it after the basis of allotment is determined;

(f) The board may exclude from any offer any holders of ordinary shares where the board believes that the making of the offer to them would or might involve the contravention of the laws of any territory or that for any other reason the offer should not be made to them;

(g) The dividend (or that part of the dividend in respect of which a right to receive ordinary shares has been offered) shall not be payable in cash on ordinary shares in respect of which an election has been made ("the elected ordinary shares") and instead additional ordinary shares shall be allotted to the holders of the elected ordinary shares on the basis of allotment calculated as stated. For such purpose the board shall capitalise, out of any amount standing to the credit of any reserve or fund (including the profit and loss account) at the relevant time whether or not the same is available for distribution as the board may determine, a sum equal to the aggregate nominal amount of the additional ordinary shares to be allotted on that basis and apply it in paying up in full the appropriate number of unissued ordinary shares for allotment and distribution to the holders of the elected ordinary shares on that basis;

(h) The additional ordinary shares when allotted shall rank pari passu in all respects with the fully-paid ordinary shares then in issue except that they will not be entitled to participation in the relevant dividend;

(i) Unless the board otherwise determines, or unless the Uncertificated Securities Regulations and/or the rules of the relevant system concerned otherwise require, the new ordinary share or shares which a member has elected to receive instead of cash in respect of the whole (or some part) of the specified dividend declared or paid in respect of his elected ordinary shares shall be in uncertificated form (in respect of the member's elected ordinary shares which were in uncertificated form on the date of the member's election) and in certificated form (in respect of the member's elected ordinary shares which were in certificated form on the date of the member's election);

(j) The board may offer the right to receive ordinary shares in respect of any dividend that it is to declare or recommend, in such manner and following such procedures as it may determine and may from time to time establish or vary a procedure for election mandates, under which a holder of ordinary shares may elect in respect of future offers of rights to receive ordinary shares under this article until the election mandate is revoked in accordance with the procedure; and

(k) At any time before new ordinary shares are allotted instead of cash in respect of any part of a dividend, the board may determine that such new ordinary shares will not be allotted. Any such determination may be made before or after any election has been made by members in respect of the relevant dividend.

CAPITALISATION OF RESERVES

Power to Capitalise Reserves and Funds

133. The company may, upon the recommendation of the board, at any time and from time to time pass an ordinary resolution to the effect that it is desirable to capitalise all or any part of any amount standing to the credit of any reserve or fund (including the profit and loss account) at the relevant time whether or not the same is available for distribution and accordingly that the amount to be capitalised be set free for distribution among the members or any class of members who would be entitled to it if it were distributed by way of dividend and in the same proportions, on the footing that it is applied either in or towards paying up the amounts unpaid on any shares in the company held by those members respectively or in paying up in full unissued shares, debentures or other obligations of the company to be allotted and distributed credited as fully paid up among those members, or partly in one way and partly in the other, but so that, for the purposes of this article, a share premium

account and a capital redemption reserve, and any reserve or fund representing unrealised profits, may be applied only in paying up in full unissued shares of the company. The board may authorise any person to enter into an agreement with the company on behalf of the persons entitled to participate in the distribution providing for the allotment to them respectively of any shares, debentures or other obligations of the company to which they are entitled on the capitalisation and the agreement shall be binding on those persons.

Settlement of Difficulties in Distribution

134. Where any difficulty arises in regard to any distribution of any capitalised reserve or fund the board may settle the matter as it thinks expedient and in particular may issue fractional certificates or authorise any person to sell and transfer any fractions or may resolve that the distribution should be as nearly as may be practicable in the correct proportion but not exactly so or may ignore fractions altogether, and may determine that cash payments shall be made to any members in order to adjust the rights of all parties, as may seem expedient to the board.

RECORD DATES

Power to Choose Any Record Date

135. Notwithstanding any other provision of these articles, the company or the board may fix any date as the record date for any dividend, distribution, offer, allotment or issue and such record date may be on or at any time before or after any date on which the dividend, distribution, offer, allotment or issue is declared, paid or made. The power to fix any such record date shall include the power to fix a time on the chosen date.

ACCOUNTING RECORDS AND SUMMARY FINANCIAL STATEMENTS

Records to be Kept

136. The board shall cause to be kept accounting records sufficient to show and explain the company's transactions, and such as to disclose with reasonable accuracy at any time the financial position of the company at that time, and which accord with the Companies Acts.

Inspection of Records

137. No member in his capacity as such shall have any right of inspecting any accounting record or book or document of the company except as conferred by law, or authorised by the board or by ordinary resolution of the company.

Summary Financial Statements

138. The company may send a summary financial statement to members of the company instead of copies of its full accounts and report.

139. The company may send accounts and reports and summary financial statements, as the board in its absolute discretion may decide to members of the company by using electronic communications including publication on a web site or sites in accordance with the Companies Acts.

SERVICE OF NOTICES AND DOCUMENTS

Service of Notices

140. Any notice or document (including a share certificate) may be served on or delivered to any member by the company either personally or by sending it through the post addressed to the member at his registered address or by leaving it at that address addressed to the member or, if the member is also an employee of the company or any of its subsidiaries by sending it to him through the company's or subsidiary's internal mail or by means of a relevant system or, by means of electronic communications (except for share certificates) to an address authorised by the member including publication on a web site or sites in accordance with the Companies Acts or by any other means authorised in writing by the member concerned. In the case of joint holders of a share, service, or delivery of any notice or document on or to one of the joint holders shall for all purposes be deemed a sufficient service on or sending or delivery to all the joint holders. In the case of notices or other documents sent by means of electronic communication the company may make such arrangements for the security of any such communication as it thinks fit.

Record Date for Service

141. Any notice or document may be served, or delivered (or treated as served or delivered) by the company by reference to the register as it stands at any time not more than 15 days before the date of service, or delivery or at such other time as shall be necessary to give effect to article 135. No change in the register after that time shall invalidate that service, or delivery. Where any notice or document is served or delivered to any person in respect of a share in accordance with these articles, no person deriving any title or interest in that share shall be entitled to any further service or delivery of that notice or document.

Members Resident Abroad or on branch registers

142. Any member whose registered address is not within the United Kingdom and who gives to the company a postal address within the United Kingdom other than a number or address used for the purposes of electronic communication at which notices may be served upon him shall be entitled to have notices served upon him at that address, but unless he does do so, shall not be entitled to receive any notice from the company. Notwithstanding any agreement to the contrary, the company may determine not to use electronic communication for the service of any such notice or other document where, in the opinion of the company in its absolute discretion, to do so would infringe the laws of another country.

Service of Notice on Person Entitled by Transmission

143. Where a person is entitled by transmission to a share, any notice or other document shall be served upon or delivered to him, as if he were the holder of that share and his address noted in the register were his registered address. A person who is entitled by transmission to a share, upon supplying the company with an address for the purposes of electronic communications for the service of notices may, at the absolute discretion of the board, have sent to him at such address any notice or document to which he would have been entitled if he were the holder of

that share. In either case, such service or delivery shall for all purposes be deemed a sufficient service or delivery of such notice or document on all persons interested (whether jointly with or as claimants through or under him) in the share. Otherwise, any notice or other document served on or delivered to any member pursuant to these articles shall, notwithstanding that the member is then dead or bankrupt or that any other event giving rise to the transmission of the share by operation of law has occurred and whether or not the company has notice of the death, bankruptcy or other event, be deemed to have been properly served or delivered in respect of any share registered in the name of that member as sole or joint holder.

When Notice Deemed Served

144. A notice sent by post shall be deemed to have been given on the day following that on which the envelope containing the notice was posted unless it was sent by second class post in which case it shall be deemed to have been given on the day next but one after it was posted. Proof that the envelope was properly addressed, prepaid and posted shall be conclusive evidence that notice was given. A notice sent through the company's or a subsidiary's internal postal system shall be deemed to have been given on the day following that on which the notice was despatched through that system, and the company's record of the despatch shall be conclusive evidence that notice was given. A notice given by advertisement shall be deemed to have been served on the day on which the advertisement appears. Any notice or document not sent by post but left by the company at a registered address or at an address (other than an address for the purposes of electronic communications) notified to the company in accordance with these articles by a person who is entitled by transmission to a share shall be deemed to have been served or delivered on the day it was so left. Any notice served or delivered by the company by means of a relevant system shall be deemed to have been served or delivered when the company or any sponsoring system-participant acting on its behalf sends the issuer-instruction relating to the notice. Any notice or document sent by the company using electronic communications shall be deemed to have been received on the day following that on which it was sent. Proof that a notice contained in an electronic communication was sent in accordance with guidance issued from time to time by the Institute of Chartered Secretaries and Administrators shall be conclusive evidence that the notice was given.

Notice When Post Not Available

145. If at any time by reason of the suspension or curtailment of postal services or electronic communication systems within the United Kingdom the company is unable effectively to convene a general meeting by notice sent through the post or notice given by means of electronic communications, a general meeting may be convened by a notice advertised in at least one newspaper with a national circulation. Notice published in this way shall be deemed to have been properly served on all affected members who are entitled to have notice of the meeting served

upon them, on the day when the advertisement has appeared in at least one such paper. If at least six clear days prior to the meeting the posting of notices to addresses throughout the United Kingdom has again become practicable, the company shall send confirmatory copies of the notice by post to the persons entitled to receive them.

Notice returned undelivered

146. Subject to the provisions of the Companies Acts, if on three consecutive occasions notices or other communications have been sent by post to a member at his registered address (or, in the case of a member whose registered address is not within the United Kingdom, any address given by him to the company for the service of notices) but have been returned undelivered, the member shall not be entitled to receive any subsequent notice or other communication until he has given to the company a new registered address (or, in the case of a member whose registered address is not within the United Kingdom, a new address for the services of notices). For the purposes of this article, references to a communication include references to any cheque or other instrument of payment but nothing in this article shall entitle the company to cease sending any cheque or other instrument of payment for any dividend, unless it is also entitled under these articles to do so.

Suspension of Rights Where Non-Disclosure of Interest

147. (A) Where the holder of any shares in the company, or any other person appearing to be interested in those shares, fails to comply within the relevant period with any statutory notice in respect of those shares, the company may give the holder of those shares a further notice (a "restriction notice") to the effect that from the service of the restriction notice those shares will be subject to some or all of the relevant restrictions, and from service of the restriction notice those shares shall, notwithstanding any other provision of these articles, be subject to those relevant restrictions accordingly.

(B) If after the service of a restriction notice in respect of any shares the board is satisfied that all information required by any statutory notice relating to those shares or any of them from their holder or any other person appearing to be interested in the shares the subject of the restriction notice has been supplied, the company shall, within seven days, cancel the restriction notice. The company may at any time at its discretion cancel any restriction notice or exclude any shares from it. The company shall cancel a restriction notice within seven days after receipt of a notice in writing that the relevant shares have been transferred pursuant to an arm's length sale.

(C) Where any restriction notice is cancelled or ceases to have effect in relation to any shares, any moneys relating to those shares which were withheld by reason of that notice shall be paid without interest to the person who would but for the notice have been

entitled to them or as he may direct.

(D) Any new shares in the company issued in right of any shares subject to a restriction notice shall also be subject to the restriction notice, and the board may make any right to an allotment of the new shares subject to restrictions corresponding to those which will apply to those shares by reason of the restriction notice when such shares are issued.

(E) Any holder of shares on whom a restriction notice has been served may at any time request the company to give in writing the reason why the restriction notice has been served, or why it remains uncancelled, and within 14 days of receipt of such a notice the company shall give that information accordingly.

(F) If a statutory notice is given by the company to a person appearing to be interested in any share, a copy shall at the same time be given to the holder, but the failure or omission to do so or the non-receipt of the copy by the holder shall not invalidate such notice.

(G) This article is in addition to, and shall not in any way prejudice or affect, the statutory rights of the company arising from any failure by any person to give any information required by a statutory notice within the time specified in it. For the purpose of this article a statutory notice need not specify the relevant period, and may require any information to be given before the expiry of the relevant period.

(H) In this article:

a sale is an "**arm's length sale**" if the board is satisfied that it is a bona fide sale of the whole of the beneficial ownership of the shares to a party unconnected with the holder or with any person appearing to be interested in such shares and shall include a sale made by way of or in pursuance of acceptance of a takeover offer and a sale made through a recognised investment exchange or any other stock exchange outside the United Kingdom. For this purpose an associate (within the definition of that expression in any statute relating to insolvency in force at the date of adoption of this article) shall be included amongst the persons who are connected with the holder or any person appearing to be interested in such shares;

person appearing to be interested" in any shares shall mean any person named in a response to a statutory notice or otherwise notified to the company by a member as being so interested or shown in any register or record kept by the company

under the Companies Acts as so interested or, taking into account a response or failure to respond in the light of the response to any other statutory notice and any other relevant information in the possession of the company, any person whom the company knows or has reasonable cause to believe is or may be so interested;

"**person with a 0.25 per cent. interest**" means a person who holds, or is shown in any register or record kept by the company under the Companies Acts as having an interest in, shares in the company which comprise in total at least 0.25 per cent. in number or nominal value of the shares of the company, or of any class of such shares, in issue at the date of service of the restriction notice;

"**relevant period**" means a period of 14 days following service of a statutory notice;

"**relevant restrictions**" mean in the case of a restriction notice served on a person with a 0.25 per cent. interest that:-

(i) the shares shall not confer on the holder any right to attend or vote either personally or by proxy at any general meeting of the company or at any separate general meeting of the holders of any class of shares in the company or to exercise any other right conferred by membership in relation to general meetings;

(ii) the board may withhold payment of all or any part of any dividends or other moneys payable in respect of the shares and the holder shall not be entitled to receive shares in lieu of dividend;

(iii) the board may decline to register a transfer of any of the shares which are certificated shares, unless such a transfer is pursuant to an arm's length sale

and in any other case mean only the restriction specified in sub-paragraph (i) of this definition; and

"**statutory notice**" means a notice served by the company under the Companies Acts requiring particulars of interests in shares or of the identity of persons interested in shares.

DESTRUCTION OF DOCUMENTS

Presumptions Where

148. If the company destroys:-

Documents Destroyed

(i) any share certificate which has been cancelled at any time after a period of one year has elapsed from the date of cancellation, or

(ii) any instruction concerning the payment of dividends or other moneys in respect of any share or any notification of change of name or address at any time after a period of two years has elapsed from the date the instruction or notification was recorded by the company, or

(iii) any instrument of transfer of shares or Operator-instruction for the transfer of shares which has been registered by the company at any time after a period of six years has elapsed from the date of registration, or

(iv) any other document on the basis of which any entry is made in the register at any time after a period of six years has elapsed from the date the entry was first made in the register in respect of it

and the company destroys the document or instruction in good faith and without express notice that its preservation was relevant to a claim, it shall be presumed irrebuttably in favour of the company that every share certificate so destroyed was a valid certificate and was properly cancelled, that every instrument of transfer or Operator-instruction so destroyed was a valid and effective instrument of transfer or instruction and was properly registered and that every other document so destroyed was a valid and effective document and that any particulars of it which are recorded in the books or records of the company were correctly recorded. Nothing contained in this article shall be construed as imposing upon the company any liability which, by reason only of the destruction of any document of the kind mentioned above before the relevant period mentioned in this article has elapsed or of the fact that any other condition precedent to its destruction mentioned above has not been fulfilled. References in this article to the destruction of any document include references to its disposal in any manner.

WINDING UP

Distribution of Assets Otherwise Than in Cash

149. If the company commences liquidation, the liquidator may, with the sanction of a special resolution of the company and any other sanction required by the Companies Acts:-

(i) divide among the members in kind the whole or any part of the assets of the company (whether they shall consist of property of the same kind or not) and, for that purpose, set such values as he deems fair upon any property to be divided and determine how the division shall be carried out as between the members or

different classes of members, or

(ii) vest the whole or any part of the assets in trustees upon such trusts for the benefit of the contributories as the liquidator, with the like sanction, shall think fit

but no member shall be compelled to accept any shares or other assets upon which there is any liability.

INDEMNITY

Indemnity of Officers

150. Subject to the provisions of the Companies Acts, the company may indemnify any director or other officer against any liability and may purchase and maintain for any director or other officer insurance against any liability. Subject to those provisions, but without prejudice to any indemnity to which the person concerned may otherwise be entitled, every director or other officer of the company shall be indemnified out of the assets of the company against any liability incurred by him as a director or other officer of the company, in defending any proceedings (whether civil or criminal) in which judgment is given in his favour or he is acquitted or in connection with any application under the Companies Acts in which relief is granted to him by the court.

For the purposes of this article no person appointed or employed by the company as an auditor is an officer of the company.

CONTENTS

		Page
1.	Exclusion of Table A	1
2.	Definitions	1
3.	Form of Resolution	3
4.	Authorised Share Capital	3
5.	Rights Attached to Shares	3
6.	Redeemable Shares	3
7.	Purchase of Own Shares	4
8.	Variation of Rights	4
9.	Pari Passu Issues	4
10.	Unissued Shares	4
11.	Payment of Commission	4
12.	Trusts Not Recognised	5
13.	Right to Share Certificates	5
14.	Replacement of Share Certificates	5
15.	Sealing of Share Certificates	5
16.	Uncertificated Shares	5
17.	Company's Lien on Shares Not Fully Paid	6
18.	Enforcing Lien by Sale	6
19.	Application of Proceeds of Sale	7
20.	Calls	7
21.	Payment of Calls	7
22.	Liability of Joint Holders	7

23.	Interest Due on Non-Payment	7
24.	Sums Due on Allotment Treated as Calls	7
25.	Power to Differentiate	8
26.	Payment of Calls in Advance	8
27.	Notice if Call or Instalment Not Paid	8
28.	Form of Notice	8
29.	Forfeiture for Non-Compliance with Notice	8
30.	Notice after Forfeiture	8
31.	Sale of Forfeited Shares	8
32.	Arrears to be Paid Notwithstanding Forfeitures	9
33.	Statutory Declaration as to Forfeiture	9
34.	Form of Transfer	9
35.	Execution of Transfer	10
36.	Rights to Decline Registration of Partly Paid Shares	10
37.	Other Rights to Decline Registration	10
38.	Notice of Refusal	10
39.	No Fee for Registration	10
40.	Untraced Shareholders	11
41.	Transmission on Death	12
42.	Entry of Transmission in Register	12
43.	Election of Person Entitled by Transmission	12
44.	Rights of Person Entitled by Transmission	13
45.	Increase, Consolidation, Sub-Division and Cancellation	13
46.	Fractions	13

47.	Reduction of Capital	14
48.	Extraordinary General Meetings	14
49.	Annual General Meetings	14
50.	Convening of Extraordinary General Meetings	14
51.	Separate General Meetings	14
52.	Length of Notice	15
53.	Omission or Non-Receipt of Notice	15
54.	Postponement of General Meetings	15
55.	Quorum	16
56.	Procedure if Quorum Not Present	16
57.	Arrangements for Simultaneous Attendance	16
58.	Arrangements Regarding Level of Attendance	16
59.	Selection for Attendance	16
60.	Security Arrangements	17
61.	Chairman of General Meeting	17
62.	Orderly Conduct	17
63.	Director's Right to Attend and Speak	17
64.	Adjournments	17
65.	Notice of Adjournment	18
66.	Amendments to Resolutions	18
67.	Amendments Ruled Out of Order	18
68.	Method of Voting	18
69.	Procedure if Poll Demanded	19
70.	When Poll to be Taken	19

71.	Continuance of Other Business after Poll Demand	19
72.	Votes on a Poll	19
73.	Casting Vote of Chairman	19
74.	Votes of Members	19
75.	Votes of Joint Holders	20
76.	Voting on Behalf of Incapable Member	20
77.	No Right to Vote where Sums Overdue on Shares	20
78.	Objections or Errors in Voting	20
79.	Execution of Proxies	20
80.	Delivery of Proxies	21
81.	Maximum Validity of Proxy	22
82.	Form of Proxy	22
83.	Cancellation of Proxy's Authority	22
84.	Number of Directors	22
85.	Age of Directors	22
86.	Directors' Shareholding Qualification	23
87.	Power of Company to Elect Directors	23
88.	Power of Board to Appoint Directors	23
89.	Number to Retire by Rotation	23
90.	Identity of Directors to Retire	23
91.	Filling Rotation Vacancies	23
92.	Power of Removal by Special Resolution	24
93.	Persons Eligible as Directors	24
94.	Position of Retiring Directors	24

95.	Vacation of Office by Directors	24
96.	Alternate Directors	25
97.	Executive Directors	26
98.	Directors' Fees	26
99.	Additional Remuneration	26
100.	Expenses	27
101.	Pensions and Gratuities for Directors	27
102.	Permitted Interests and Voting	27
103.	General Powers of Company Vested in Board	31
104.	Borrowing Powers	31
105.	Local Boards	32
106.	Agents	33
107.	Delegation to Individual Directors	33
108.	Official Seals	33
109.	Registers	33
110.	Provision for Employees	33
111.	Board Meetings	33
112.	Notice of Board Meetings	34
113.	Quorum	34
114.	Directors below Minimum through Vacancies	34
115.	Appointment of Chairman	34
116.	Competence of Meetings	34
117.	Voting	35
118.	Delegation to Committees	35

119.	Participation in Meetings by Telephone	35
120.	Resolution in Writing	35
121.	Validity of Acts of Board or Committee	36
122.	Use of Seals	36
123.	Declaration of Dividends by Company	36
124.	Payment of Interim and Fixed Dividends by Board	36
125.	Calculation and Currency of Dividends	36
126.	Amounts Due on Shares may be Deducted from Dividends	37
127.	No Interest on Dividends	37
128.	Payment Procedure	37
129.	Uncashed Dividends	38
130.	Forfeiture of Unclaimed Dividends	38
131.	Dividends Not in Cash	38
132.	Scrip Dividends	38
133.	Power to Capitalise Reserves and Funds	40
134.	Settlement of Difficulties in Distribution	41
135.	Power to Choose Any Record Date	41
136.	Records to be Kept	41
137.	Inspection of Records	41
138.	Summary of Financial Statements	41
139.	Summary of Financial Statements	41
140.	Service of Notices	42
141.	Record Date for Service	42
142.	Members Resident Abroad or on Branch Registers	42

143.	Service of Notice on Person Entitled by Transmission	42
144.	When Notice Deemed Served	43
145.	Notice When Post Not Available	43
146.	Notice Returned Undelivered	44
147.	Suspension of Rights Where Non-Disclosure of Interest	44
148.	Presumptions Where Documents Destroyed	46
149.	Distribution of Assets Otherwise Than in Cash	47
150.	Indemnity of Officers	48

82-34701

Boots Group PLC

(Formerly Halfords Group PLC)

Initial Financial Statements

Registered Number 04452715

For the period from incorporation to 28th January 2003

Contents

Statement of directors' responsibilities	2
Report of the independent auditors to the directors of Boots Group PLC pursuant to section 273(4) of the Companies Act 1985	3
Profit and loss account	4
Balance sheet	5
Cash flow information	6
Reconciliation of movements in shareholders' funds	7
Notes	8 - 12

Statement of directors' responsibilities

Company law requires the directors of a public company to prepare initial accounts where that company wishes to redeem shares out of distributable reserves prior to its first statutory accounts having been laid before its members. The initial accounts are in respect of the company only and are required to be properly prepared, or be so prepared except for matters which are not material for determining whether the distribution would contravene the relevant provisions of the 1985 Act. In preparing the attached initial accounts the directors have:

- selected suitable accounting policies and then applied them consistently;
- made judgements and estimates that are reasonable and prudent;
- stated whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements;
- prepared accounts on a going concern basis.

The directors have a general responsibility for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the company and to enable them to ensure that the financial statements comply with the Companies Act 1985. They have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the company and to prevent and detect fraud and other irregularities.

Report of the independent auditors to the directors of Boots Group PLC pursuant to section 273(4) of the Companies Act 1985

We have audited the initial financial statements of Boots Group PLC set out on pages 4 to 12.

Respective responsibilities of directors and auditors

As described on page 2, you are responsible for the preparation of the initial financial statements, in accordance with applicable United Kingdom law and accounting standards. It is our responsibility to form an independent opinion, based on our audit, on those initial financial statements and to report our opinion to you.

Basis of opinion

We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the initial financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the initial financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the initial financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the initial financial statements.

Opinion

In our opinion the initial financial statements for the period since incorporation to 28th January 2003 have been properly prepared within the meaning of section 273 of the Companies Act 1985.

KPMG Audit Plc

KPMG Audit Plc
Chartered Accountants
Registered Auditor

31st January 2003

Profit and loss account
For the period ended 28th January 2003

	Note	£m
Administration expenses		(0.6)
Other operating income		0.3
Operating loss		**(0.3)**
Dividends received		1,267.4
Profit on ordinary activities before interest and taxation		**1,267.1**
Net interest receivable and similar income	*4*	0.5
Profit on ordinary activities before taxation		**1,267.6**
Taxation on profit on ordinary activities	*5*	(0.2)
Retained profit for the financial period		**1,267.4**

There were no other gains and losses in the financial period. The activities of the company commenced in this period.

Balance sheet
At 28th January 2003

	Note	£m
Fixed assets		
Investments	6	209.0
Current assets		
Debtors	7	1,160.2
Current asset investments and deposits	8	405.0
Cash at bank and in hand	9	11.9
		1,577.1
Creditors: Amounts falling due within one year	10	(0.2)
Net current assets		**1,576.9**
Total assets less current liabilities		**1,785.9**
Creditors: Amounts falling due after more than one year	11	(309.9)
Net assets		**1,476.0**
Capital and reserves		
Allotted and called up share capital	12	209.0
Capital redemption reserve	13	0.1
Profit and loss account	13	1,266.9
Shareholders' funds		**1,476.0**

These initial financial statements were approved by the board of directors on 31 Jan 03 and were signed on its behalf by: HOWARD DODD

Director

Reconciliation of operating loss to operating cash flows
For the period ended 28th January 2003

	£m
Operating loss	(0.3)
Increase in creditors	0.6
Net cash inflow from operating activities	**0.3**

Cash flow statement
For the period ended 28th January 2003

	Note	£m
Cash inflow from operating activities		0.3
Returns on investments and servicing of finance		
Dividends received from subsidiary undertaking		1,267.4
Capital expenditure and financial investment		
Net increase in loan and advances to subsidiary undertaking		(1,159.6)
Cash inflow before use of liquid resources and financing		**108.1**
Management of liquid resources		
Increase in short term deposits		(405.0)
Financing		
Issue of ordinary share capital	12	0.1
5.5% eurobond 2009		308.8
Share repurchase		(0.1)
Increase in cash in the period		**11.9**

Reconciliation of net cash flow to movement in net debt
For the period ended 28th January 2003

	£m
Increase in cash in the period	11.9
Cash inflow from change in liquid resources	405.0
5.5% eurobond 2009	(308.8)
At end of period	**108.1**

Reconciliation of movements in shareholders' funds
For the period ended 28th January 2003

	£m
Retained profit for the financial period	**1,267.4**
Issue of redeemable preference shares	0.1
New ordinary share capital issued (net of issue costs)	208.6
Redemption of preference shares	(0.1)
Closing shareholders' funds	**1,476.0**

Notes

(forming part of the financial statements)

1. Basis of preparation

The financial information has been prepared under the historical cost accounting rules and in accordance with applicable UK Accounting Standards.

2. Incorporation

The Company was incorporated on 31st May 2002 with the name Halfords Group PLC which name was changed on 11th October 2002 to Boots Group PLC.

On 20th January 2003 Boots Group PLC became the new holding company of The Boots Company PLC by way of a Scheme of Arrangement under s425 of the Companies Act 1985.

Other than initial accounts for the period from incorporation to 12th June 2002 complying with section 273 of the Companies Act 1985, no audited financial statements have been made up.

3. Accounting policies

- **Taxation**
  The charge for taxation is based on the profit for the period and takes into account taxation deferred because of timing differences between the treatment of certain items for taxation and accounting purposes.

  Deferred tax is recognised, without discounting, in respect of all timing differences between the treatment of certain items for taxation and accounting purposes which have arisen but not reversed by the balance sheet date, except as otherwise required by FRS 19.

- **Fixed asset investment**
  Fixed asset investments are shown at cost, less provision for any diminution in value.

  In accordance with section 131 of the Companies Act 1985, the premium arising on shares issued to acquire more than 90% of the issued share capital of subsidiary undertakings is not recorded.

- **Foreign currencies**
  Assets and liabilities including currency swaps are translated into sterling at the rates of exchange ruling at the balance sheet date. Exchange differences arising are dealt with in the profit and loss account.

4. Net interest receivable and similar income

	£m
Net interest receivable and similar income	0.5

5. Tax on profit on ordinary activities

	£m
UK corporation tax @ 30%	0.2

Reconciliation of current tax charge
The UK standard rate of corporation tax for the period is 30%. The actual tax charge for the current period is below the standard rate for the reason set out in the following reconciliation:

	£m
Profit on ordinary activities before taxation	**1,267.6**
Tax on profit on ordinary activities at UK standard rate of corporation tax of 30%	380.3
Factors affecting charge for the period:	
Disallowable expenses	0.1
Non-taxable items - dividends	(380.2)
Total current tax charge for the period	**0.2**

6. Investments

	£m
Investment in The Boots Company PLC	209.0

The Boots Company PLC, a 100% owned subsidiary undertaking, is incorporated in Great Britain and registered in England and Wales. Its principal activities are of manufacturing, marketing and distribution of healthcare and consumer products and its financial year end is 31st March. The principal subsidiaries of The Boots Company PLC can be found in its statutory accounts.

7. Debtors

	£m
Falling due within one year:	
Interest receivable	0.4
Owed by subsidiary undertaking	1,159.8
	1,160.2

8. Current asset investments

	£m
Short term deposits	405.0

9. Analysis of net debt

	On incorporation £m	Cash flow £m	At end of period £m
Cash at bank and in hand	-	11.9	11.9
Liquid resources	-	405.0	405.0
£300m 5.5% eurobond 2009	-	(308.8)	(308.8)
Total net debt	**-**	**108.1**	**108.1**

10. Creditors: Amounts falling due within one year

	£m
Corporation tax	0.2

11. Creditors: Amounts falling due after more than one year

	£m
£300m 5.5% eurobond 2009	308.8
Owed to subsidiary undertaking	1.1
	309.9

A eurobond issued by The Boots Company PLC was assumed by the company for a consideration of £308.8m. The eurobond has a fixed rate interest of 5.5% and is redeemable in May 2009.

12. Called up share capital

	Number	£
Authorised		
Equity: ordinary shares of 25 pence each	1,200,000,000	300,000,000
Allotted, called up and fully paid		
Equity: ordinary shares of 25 pence each	836,022,397	209,005,599

Shares were issued as follows:

- 1 ordinary share of £1 was subscribed by Trucidator Nominees Limited on incorporation of the Company and subsequently transferred to Deutsche Bank AG London Branch on 10th June 2002 in consideration of the payment up of the £1 par value of the share.

- 1 ordinary share of £1 was subscribed by Trexco Limited on incorporation of the Company and subsequently transferred to DB UK Holdings Limited on 10th June 2002 in consideration of the payment up of the £1 par value of the share.

- 49,998 5% cumulative redeemable preference shares of £1 were issued at par on 10th June 2002 to Deutsche Bank AG London Branch for £49,998 against an undertaking to pay cash to the Company on 31st December 2002.

  The entire issued cumulative redeemable preference share capital was subsequently redeemed at par on 21st June 2002.

  At an Extraordinary General Meeting of the Company held on 31st October 2002, further changes to the share capital of the Company were made as follows:

  - each of the 49,998 authorised but unissued ordinary shares of £1 each and the 2 issued ordinary shares of £1 each was sub-divided into 4 ordinary shares of 25 pence each;

  - each of the 50,000 authorised but unissued redeemable preference shares of £1 each was redesignated as an ordinary share of £1 each and each such ordinary share was sub-divided into 4 ordinary shares of 25 pence each;

  - the authorised share capital of the Company was increased from £100,000 to £300,000,000 by the creation of a further 1,199,600,000 ordinary shares of 25 pence each

  On 20th January 2003 a further 836,022,389 ordinary shares of 25 pence were issued under a Court approved scheme of arrangement, made pursuant to section 425 of the Companies Act, whereby the company was interposed as the new holding company of the Boots Group.

13. Reserves

	Capital Redemption Reserve £m	Profit and loss account £m
Share capital issue costs	-	(0.4)
Redemption of preference shares	0.1	(0.1)
Retained profit for the financial period	-	1,267.4
	0.1	**1,266.9**

14. Related Party disclosures

In addition to transactions disclosed elsewhere in the accounts, during the period the company was recharged costs of £1.0m from The Boots Company PLC relating to the setting up of Boots Group PLC and the scheme of arrangement. £0.4m of these costs have been offset against reserves.